PE 4/30/02

02027971

SECURITIES AND EXCHANGE COMMISION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month April 2002

Fresenius Medical Care Corporation
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg v.d.H.
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or 40-F

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

Pursuant to the provisions of General Instruction B to Form 6-K, Fresenius Medical Care Aktiengesellschaft (the "Registrant") is disclosing the following information:

ITEM 5. Other Events

On or about April 29, 2002 the Registrant mailed its 2001 Annual Report to shareholders along with a letter and request for voting instructions (the "Supplemental Information"). A copy of the 2001 Annual Report to Shareholders is filed with this Report. A copy of the Supplemental Information has been filed electronically under cover of a separate Form 6-K in the SEC's EDGAR system. Registrant's Annual Report to Shareholders may also be accessed through Registrant's web site, www.fmc-ag.com.

ITEM 7. Financial Statements, *Pro Forma* Financial Information and Exhibits

a) *Financial Statements of Business Acquired*

Not applicable.

b) Pro Forma *Financial information*

Not applicable.

c) *Exhibits*

Exhibit 99.1 2001 Annual Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 29, 2002

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By: /s/ Ben Lipps

Name: Dr. Ben Lipps
Title: Chairman of the Management Board

By: /s/ Ulf M. Schneider

Name: Dr. Ulf M. Schneider
Title: Chief Financial Officer

Exhibit 99.1

EXHIBIT INDEX

Exhibit 99.1	2001 Annual Report to Shareholders

Fresenius Medical Care

ANNUAL REPORT 2001

MISSION

We set superior standards in renal patient care through our commitment to developing innovative dialysis products and therapies.

The unique position of Fresenius Medical Care in the dialysis field today builds on more than 25 years of experience and continual innovation. Accordingly, the focus of our research and development effort is to maintain the technological edge needed to create innovative products and enhanced therapies. Over 37,000 employees are united in their commitment to providing products of the very highest quality and bringing the best medical practices to renal patient care.

We provide the complete range of products for both treatment therapies, hemodialysis and peritoneal dialysis, and we are the world's largest full-service provider of dialysis care.

With operations in approximately 100 countries, we are a truly global Company. Our rigorous performance targets promote value creation throughout the Group, while allowing our regional managers to focus on their specific markets and define their own expansion strategies.

The number of dialysis patients in the world today is more than 1.1 million. With the incidence of kidney failure increasing and continuing improvements in patients access to life-saving dialysis treatment, the world's dialysis patient population is expected to continue to grow at a rate of some 7% annually.

We at Fresenius Medical Care remain dedicated to improving the quality of life for dialysis patients and to strengthen our leadership in the industry.

AT A GLANCE

TOTAL REVENUE BY BUSINESS


Dialysis Products 27%
Total $ 4,859 million
Dialysis Care 73%
~ 105,830 patients
1,400 clinics
15.2 million treatments

NORTH AMERICA



	2001	2000	1999
Revenue ($m)	3,602	3,082	2,804
EBITDA ($m)	693	652	619
Capital expenditure ($m)	138	113	81
Employees (full-time equivalents)	26,352	23,217	21,553
Patients treated (year-end)	76,600	67,900	62,000
Number of clinics (year-end)	1,030	920	849
Number of treatments (m)	11.1	9.6	8.9


Dialysis Products
13%
Total
$ 3,602 million
Dialysis Care 87%

INTERNATIONAL



	2001	2000	1999
Revenue ($m)	1,257	1,119	1,036
EBITDA ($m)	292	264	235
Capital expenditure ($m)	137	115	79
Employees (full-time equivalents)	10,979	10,099	7,765
Patients treated (year-end)	29,230	24,000	18,000
Number of clinics (year-end)	370	350	241
Number of treatments (m)	4.1	3.3	2.5


Dialysis Products
66%
Total
$ 1,257 million
Dialysis Care 34%

Inner cover: Key Figures, Mission

KEY FIGURES 2001

Operating data $ in millions	**2001**	**2000**	**Change 2001 vs. 2000**
Net revenue	4,859	4,201	16%
Earnings before interest and taxes, depreciation and amortization (EBITDA)	703	914	-23%
Earnings before interest and taxes (EBIT)	379	621	-39%
Net income	63	212	-70%
Net cash flow from operating activities	424	391	8%
Free cash flow[1]	173	184	-6%
Capital expenditure	275	228	21%
Capital expenditure including acquisitions	736	516	43%
EBITDA before special charge and related expenses[2]	968	914	6%
EBIT before special charge and related expenses[2]	644	621	4%
Net income before special charge and related expenses[2]	245	212	15%
Data per share			
Earnings per ordinary share (EPS)	0.65	2.37	-73%
EPS before special charge and related expenses[2]	2.53	2.37	7%
Dividend per ordinary share (€)	0.85	0.78	9%
Dividend per preference share (€)	0.91	0.84	8%
Key ratios (in %)			
EBIT margin[2]	13.3	14.8	
Return on equity before taxes[2]	16.1	15.1	
Equity to assets	40.2	44.8	
Other data			
Employees (full-time equivalents, Dec. 31)	37,331	33,316	12%

All figures in this report are stated in U.S. $ and are in conformity with U.S. GAAP, if not indicated otherwise. Unless specified, all charts refer to fiscal year 2001. For more details please look at the 5-year summary at the back of the report.

Net Revenue


$ in millions
4,201
4,859
2000
2001

Net income [2]


$ in millions
212
245
2000
2001

Earnings per Share [2]


in $
2.37
2.53
2000
2001

[1] *Before acquisitions and dividends*

[2] *Excluding special charge for 1996 merger-related legal matters of $ 258 million ($ 177 million, net of taxes) and related prior quarter expenses of $ 7 million ($ 4 million, net of taxes)*







INNOVATING FOR A BETTER LIFE

Management Board members

from left to right

Dr. Ulf M. Schneider
Chief Financial Officer

Dr. Emanuele Gatti
Europe/Latin America/ Middle East/Africa

Dr. Ben Lipps
Chief Executive Officer

Roberto Fusté
Asia-Pacific

LETTER TO OUR SHAREHOLDERS

Dear Shareholders,

Our Company successfully reached the first five-year benchmark in 2001 since the formation of Fresenius Medical Care in 1996. We have faced challenges and pursued many opportunities during these years. Undoubtedly, our Company has grown by focusing on a strong platform, the core dialysis business, providing innovative product technologies and patient care therapies. Our continued endeavors towards global expansion, fostered by our region-specific expertise and market adaptability, have proven to be a successful strategy. The worldwide leadership position we have earned throughout these years is the result of our continuous goal to provide the best possible patient care. This will remain our goal in the future.

Our successful track record continued during 2001. We were able to increase our revenues by nearly 16% to $ 4,859 million. The basis for the strong growth in revenue came from our focus on same-store business drivers on the one hand and our acquisition strategy to reach critical mass in key markets on the other. In addition, we managed to put our 1996 merger legal matters financially behind us, including pending commercial insurer litigation by taking a special charge for 2001. The accrual for this special charge amounted to $ 177 million after tax. When adjusting for this special charge and $ 7 million of related expenses ($ 4 million, net of taxes), net income actually grew by 15.3%, in line with our targets for 2001. At the same time, our balance sheet ratios have improved due to our strong operating performance and an improved debt structure.

The Management Board and the Supervisory Board will propose a dividend of € 0.85 (2000: € 0.78) per ordinary share and € 0.91 (2000: € 0.84) per preference share at the Annual General Meeting.

The driving forces behind this successful year are the consistent implementation of our corporate strategy and expansion of our worldwide leadership position. We have also developed and implemented new product technologies for both our hemo- and peritoneal dialysis products, expanded our production capacity, made acquisitions in key markets and laid the foundation to grow on the services market for hospital patients in the United States.

INTERNATIONAL ACHIEVEMENTS AND GOALS

Expanding on Fresenius Medical Care's international market position is an integral and key factor in our success. This focused goal has resulted in a rise in revenue of 12.3% (17.6% currency adjusted) that is more than twice the rate at which the market has grown.

We have experienced continued success in our European, Middle East and African markets. In our products business, strong demand has prevailed, especially for our new products like the FX-class dialyzer series, multiFiltrate for acute dialysis, and the last generation of our 4008 hemodialysis machine. Our patient treatments were driven by a dynamic same-store growth of 6%, well above the market rate, and our continued focus on quality improvements that decreases gross mortality. In Latin America we were able to expand our market position in both products and patient care business. We now have a total market share of more than 20%, providing patient care to approximately 13,450 patients.

In the Asia-Pacific region our penetration of the dialyzer market is significantly higher than last year. In Korea, the second largest peritoneal dialysis market in Asia, we now have a 20% market share. In July of 2001, we also began production of peritoneal dialysis products at our new manufacturing plant in Japan, one of the key markets for us, with a patient population of 200,000. The mid- to long-term forecast for our market opportunities in the Asia-Pacific region is very promising and we expect to continue growing here at a double-digit rate.

NORTH AMERICA ACHIEVEMENTS AND GOALS

Our strategic move to acquire Everest Health Care Corporation increased our market share in the dialysis care segment to 27%, up from 24%, in a market serving around 280,000 patients. Through this acquisition we have gained market momentum in our vertical growth strategy and established a basis for horizontal growth opportunities to leverage off of our experience and expertise in dialysis and expand our service product portfolio towards extracorporeal blood services, apheresis and hemoperfusion services to hospitals. To build on such a foundation we acquired Edwards Lifesciences Cardiovascular Resources Inc. ("CRI"), the leading contract provider of perfusion and related cardiovascular services in the United States. CRI provides perfusion and related extracorporeal services under contract to nearly 500 hospitals in 37 states. These acquisitions provide us with the critical mass needed to take advantage of growth opportunities in an expanding hospital out-sourced patient services market where we estimate the available market to be worth more than 1 billion dollars.

In the first quarter of 2001, we announced that we would be expanding our polysulfone dialyzer manufacturing capacity in Ogden, Utah by 200% over a period of 24 months. This expansion will not only ensure that we can continue to meet the increased demand for synthetic dialyzers but also the continuously growing demand for single-use dialyzers in the United States. Our single-use Optiflux™ dialyzer series was launched late 2001 and met with strong market acceptance. Our new 2008K hemodialysis machine, which has many new advanced technology features, allows customized patient therapy in real time and accounts for 50% of all machines we sold in the United States today.

Our growth strategy for the dialysis market segment is now entering the next phase with the launch of UltraCare™ & UltraCare™ OnLine patient care services. By making this strategic move we are setting apart our patient care services from those of our competitors in all of our 1,030 clinics in North America. These services combine our most advanced innovative product technologies and individualized therapy concepts.

The management of healthcare expenditures, while improving patient care at the same time, is a never-ending challenge. For this reason, the U.S. Government and commercial payers are exploring ways to seek a bundled reimbursement rate for End-Stage Renal Disease (ESRD) patients, the objective being to improve patient outcomes and reduce mortality rates while managing costs more effectively. Through our Disease Management Program in conjunction with our partners Optimal Renal Care and Renaissance Health Care, we are indeed providing just that to our customers and now serve more than 4,500 patients, which represents an increase of over 50% during 2001. We expect the U.S. Government to seriously explore Disease State Management to control costs and improve care. That would allow Fresenius Medical Care to offer unique services to Government sponsored renal programs.

GLOBAL POSITION AND OUTLOOK

What we have achieved over the years provides our Company with a clear competitive edge. In us, our customers and patients have the provider of choice that offers the ultimate therapy in care. Our strategies are well defined and our global market leadership position serves as a platform for the continuous expansion of our Company and our quest for additional market opportunities.

Given the continued strong global market fundamentals for patient growth, we are confident that we can grow organic revenue by around 6-9% and raise our net income growth in the low- to mid teens. Our net income will be additionally boosted as a result of changes in the mandatory U.S. GAAP adopted accounting rule. This change will effectively reduce amortization and depreciation by approximately 90 million dollars after tax in 2002. Given this accounting change, we anticipate net income to be more than $ 350 million in 2002. Fresenius Medical Care is well-positioned for the future and we will continue to increase the productivity of your Company.

We thank all our employees for their dedication and hard work and you, the Shareholders, for your continued support and confidence in the Company.

Yours truly,

Dr. Ben Lipps

Chief Executive Officer


ORKING AS A MEDICAL
RECTOR, I CAN RELY ON
ESENIUS MEDICAL CARE.


ST DEVELOPS
R THE YEARS.

FRESENIUS MEDICAL CARE SHARES[1]

2001 - AN EXTRAORDINARY YEAR ON THE STOCK MARKETS

The year 2001 was again a disappointing year for the stock markets as well as their investors. Whereas the year 2000 was characterized by a weak performance of Neuer Markt stocks and shares from the Technology, Media and Telecommunication sector, the year under review was pressured by a weak performance of Blue Chip Stocks as well. As a result, the stock markets have recorded two loss-making years in succession for the first time since the 1973/1974 oil crisis. However, one should not forget the exceptionally successful performance of the stock market years 1996-1999.

A slumping U.S. economy in combination with an economic slowdown worldwide and the terrorist attacks of September 11 were no doubt the core reasons for the slow developments in the year 2001. The political and economic crises are not the sole reason for a highly volatile stock market year 2001.

The year 2001 began with a surprise. In an extraordinary move, the U.S. Federal Reserve Bank lowered the key interest rate by 0.5% to 6% on January 3, 2001. At that time, this step was not interpreted as a warning signal of the potential upcoming global recession - nonetheless, it was the starting point for lower interest rates. In the U.S., the Federal Reserve had lowered its key interest rate ten times by the end of the year. This sparked off record share price levels around the world in the first three months of the year. On January 31, 2001, having risen by 8% in just four weeks, the DAX had climbed to 6,795 points, its highest level of the year. The Dow Jones Euro Stoxx 50 Index was equally successful, reaching its highest level of 4,788 points on January 16, equivalent to a 3% absolute performance rise since the beginning of the year. In the U.S., the Nasdaq Composite Index and the S&P 500 Index both reached their peak late January 2001 with levels of 2,892 and 1,384 point respectively.

The warnings of a less profitable Technology, Media and Telecommunication sector dictated the mood on the stock markets through June. The third quarter 2001 was then above all impacted by the September 11, 2001 terrorist attacks on the World Trade Center in New York and the Pentagon in Washington. On this unforgettable day, the DAX closed 400 points or 8.5% down. This shock caused repercussions on all stock exchanges worldwide: in just ten days every market slumped to its lowest level for the year. The DAX and the Euro Stoxx 50 fell almost 20% in this period, closing at 3,787 and 2,878 points respectively on September 21, their lowest levels in 2001. The Nasdaq Composite Index and the S&P 500 Index dropped 16% and 12% respectively. The trading period May through the end of September 2001 marked the heaviest stock-market slump since 1929. The turning point for the



It is wonderful to share.

Absolute Share Price Performance January 2001 - February 2002


€100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
€ 20
€ 10
€ 0
01.01
03.01
05.01
07.01
09.01
11.01
01.02
03.02
Ordinary Shares
Preference Shares
Ordinary ADS ($)
Preference ADS ($)

stock exchanges came on September 21, 2001. Following the unprecedented stock-market slump, the rest of the stock-market year saw a strong shift in the opposite direction which lasted until the end of the year.


Our goal is satisfaction.

The DAX ended the year on December 28, 2001 down 20% at 5,160 points. The Dow Jones Euro Stoxx 50 Index also recorded a loss for the year of 20%, closing at 3,806 points. Many of the stock price movements that occurred throughout the year could only be partly accounted for. Although they clearly highlighted the volatility of the equity makets, they did not necessarily reflect company-relevant fundamental data.

Investor interest in the fourth quarter focused largely on stocks in the technology, banking and finance sectors as well as the automobile industry. Defensive securities, one of which Fresenius Medical Care shares belong to, usually lack the required dynamism when such upward trends occur. Our share was able to benefit from its defensive nature in the first nine months of the year 2001. A sector rotation in favor of cyclical securities in the final quarter of 2001 had a significant impact on the way our share price developed in the fourth quarter of 2001.

Relative Share Price Performance 2001[1]


150
140
130
120
110
100
90
80
70
60
12.00
02.01
04.01
06.01
08.01
10.01
12.01
02.02
Ordinary Shares
Preference Shares
DAX
Euro Stoxx 50

[1] Based on average weekly stock data

5-year Relative Share Price Performance 1997 - 2001[1]


300
250
200
150
100
50
0
12.96
06.97
12.97
06.98
12.98
06.99
12.99
06.00
12.00
06.01
12.01
Ordinary Shares
Preference Shares
DAX
Euro Stoxx 50

[1] Based on average weekly stock data

PREFERENCE SHARE SHOWED BETTER PERFORMANCE

Ordinary shares rose to almost € 93 on September 6. They closed the year at just under € 70, which is equivalent to an absolute drop in share price of 20% for the year 2001. Given that the DAX Index also recorded a 20% fall in the same trading period, our ordinary shares performed in line with the DAX itself in 2001. However, it should be considered that our ordinary share had outperformed the DAX by almost 30% through the end of October. A significantly depressed sentiment in the dialysis sector, a shift towards cyclical shares and company specific legal issues, wiped out the otherwise exceptional performance of our shares in the fourth quarter. The year 2001 was without doubt not a very satisfactory year for Fresenius Medical Care's ordinary shares on the stock exchange, especially in light of our share performance through October. All in all, Fresenius Medical Care shares were average performers in comparison to DAX-traded shares as a whole, where twelve companies clearly underperformed against the DAX.

Preference share prices peaked at € 66 on September 3, 2001. As in 2000, preference shares clearly outperformed the Company's ordinary shares in 2001, improving 3% against the end of the year 2000 to just under € 52 by the close of the year. Our preference shares would have outperformed the DAX index by more than 20% if it were not for the fact that preference shares are not included in the DAX. Until the third quarter of 2001 preference shares had achieved a relative performance of more than 50%. Considering the turbulent times of the capital markets, both shares showed a relatively satisfactory performance.

Our ordinary and preference shares are also traded on the New York Stock Exchange (NYSE) in the shape of American Depository Shares (ADS), where three ADS represent one share. Looking at the performance of the ADS, one still has to take into account that the U.S. $ currency appreciated against the Euro by approximately 5%. The ordinary ADS peaked at $ 28.3 on August 29, 2001. They closed at $ 20, down 22% from the closing price in 2000. Preference ADS closed the year 2001 at $ 14.60, losing almost 5% year over year. Since the Dow Jones Industrial Average Index closed at a year loss of 6% at 10,170 points, only the preference ADS outperformed the respective Index. The S&P 500 closed the stock market year 2001 with a loss of nearly 13%.

All in all, Fresenius Medical Care managed to stabilize its position within the DAX during the business year 2001. Inclusion in the DAX is contingent on two main criteria: market capitalization of the company and trading volume of ordinary shares. Based on the official rankings published by the Deutsche Börse AG we improved our market capitalization ranking to 26th compared to 27th the last year. Concerning our trading volume we ranked 25 at the end of 2001.

SUCCESSFUL INCREASED LIQUIDITY OF PREFERENCE SHARES

As already mentioned in 2000, we were not satisfied with the fact that the preference shares had a price gap to the ordinary shares of more than 50%. After evaluating various measures, we decided to strengthen our capital structure. In total, we therefore increased the number of outstanding preference shares by approximately 14.7 million shares in 2000. The capital measures were very well received by the capital markets, and around 50% of the new preference shares were placed in the U.S. In addition we issued 2.25 million preference shares in January 2001 to finance part of the acquisition price for Everest Healthcare Services Corporation. The total number of preference shares outstanding in 2001 amounts therefore to 26.2 million shares. The success of these measures was then clearly visible in 2001. The discount of the preference shares was reduced to an average of 30% in contrast to the previous year's average of more than 50%. Compared to previous years, the higher liquidity of the preference shares led to an expected reduction of the price gap to the ordinary shares. At the end of February 2002, the discount of the preference shares were 25%. The daily trading volume of the preference shares increased from 5,000 shares in 1999 to nearly 55,000 shares in 2001 and was therefore 11 times higher than in 1999. Of the 70 million ordinary shares outstanding around 34.4 million shares are currently free float, while 50.8% are held by Fresenius AG.

Capital Structure


Preference Shares
Free Float (17 m)
Franconia (9 m)
Ordinary Shares
Free Float (34.4 m)
Fresenius AG (35.6 m)
0 10 20 30 40 50 60 70 80 90 100%

FURTHER INCREASE OF DIVIDEND

As in the past, we will continue to pursue an earnings-driven dividend policy. The Management Board and the Supervisory Board will propose to the Annual Shareholders' Meeting on May 22, 2002 that a dividend of € 0.85 (against € 0.78 in 2000) per ordinary share and € 0.91 (against € 0.84 in 2000) per preference share will be paid. This again reflects the strong performance of our underlying business activities in 2001.

The dividend will be paid from the unconsolidated operating profits which total € 100 million, generated by Fresenius Medical Care AG, the holding Company which determines the ability to distribute earnings. The dividend increase will raise the total amount distributed to our stockholders by 9% to € 83 million (against € 76.5 million in 2000). The total distribution payment for the year will amount to $ 73 million calculated at an exchange rate of $/€ 1.15. Based on our consolidated net income of $ 245 million (before special charge and related expenses), this is equivalent to a dividend distribution ratio of 30%. The distribution of dividend in 2001 is calculated on the basis of a total of 70 million ordinary shares and 26.2 million preference shares.

Effective for the dividend distribution 2002, the German tax credit system has been abolished. No stockholder will receive a tax credit. Nevertheless, the Company is obliged, as in previous years, to deduct the German capital gains tax (Kapitalertragsteuer) and solidarity surcharge (Solidaritätszuschlag) of 21.10% before the cash payment. Depending on the tax position of the stockholder, a tax credit or a tax refund partially or in total might be claimed.

Dividend per Share and Distribution Amount

	2001	2000	1999	1998
Ordinary Share (€)	0.85	0.78	0.69	0.59
Preference Share (€)	0.91	0.84	0.75	0.64
Total Distribution Amount (€m)	83	76	55	47

SHAREHOLDER VALUE

The success of a company is customarily determined by its key accounting ratios. Profit is often the primary consideration in this respect. However, the level of profit shown in the financial statements is not always a reliable indicator of the added value offered to providers of shareholder equity as the profit shown in the financial statements can often be influenced by various means of depreciation, inventory assessment guidelines and how foreign exchange transactions are booked. A certain profit level says nothing about the risks borne in achieving it. Consequently, the key accounting ratios are only limited indicators of real economic value and solely recount historic events.

An alternative means of determining corporate wealth is the Shareholder Value Concept. Shareholder value, or value-based management, is a management approach which focuses on increasing and maximizing the long-term sustainable value for the shareholder of a company. The Shareholder Value Concept takes anticipated future cash flows of payment and corporate flexibility into account.

Distribution Payment


€ in millions
55
76
83
1999
2000
2001

Some of the core fundamental factors contributing to the creation of added value within a company are its cost leadership and differentiation, organizational processes, strategic innovations, payroll policy and capital structure optimization. Our corporate control system provides transparency for both internal and external reporting.

In the course of the year under report, we have succeeded in creating a long-term increase in corporate value by focusing on the following areas:

- the maximization of economic value as the overriding objective of the organization by focusing on our core competencies;
- the setting of global standards to increase earnings and free cash flow;
- the establishment of corporate-wide, uniform assessment criteria for all our investments to ensure compliance with our hurdle rates;
- the definition and implementation of strategies and innovations which provide the highest potential for creating added value;
- the maintenance of our performance measurement systems for the regions and incentive compensation plans for the management;
- the enhancement of medical outcomes as drivers for future growth.

CORPORATE GOVERNANCE

Corporate governance describes the legal and factual regulatory framework for managing and supervising a company. In Germany especially, this has been the subject of intense discussion throughout the year. We have looked very closely at the new guidelines of the German Code of Corporate Governance which is designed to establish the standards of good management and supervision of companies. Since we are also listed on the New York Stock Exchange and therefore have followed regulations on U.S. GAAP, SEC disclosure and corporate governance rules since 1996, we therefore fulfill almost all the new German criteria relating to transparency, auditing standards and stockholder rights as well as the running of the Company by the Management Board and Supervisory Board.

INVESTOR RELATIONS ACTIVITIES

In 2001, we further intensified our communications with our investors. It remains the objective of our

Management and our worldwide investor relations activities to ensure a timely, open, comprehensive, consistent and fully transparent dialog with all our shareholders and the financial community. Only by helping our investors better understand the long-term strategic vision and goals of our Company can we succeed in more effectively competing for capital in the capital marketplace. Fresenius Medical Care views the service aspect as the driving force behind good investor relations activities. All information disseminated by e-mail or fax to the institutional community, such as investors and analysts, is simultaneously available on the Internet so that both private investors and potential shareholders have equal access to all communications published by the Company (SEC Fair Disclosure Rules).

RANKING INVESTOR RELATIONS ACTIVITIES

As in previous years, Germany's "Capital" magazine together with the DVFA (German organization of financial analysis and asset management) and the University of Vienna evaluated the investor relations activities of 237 companies. The contemporary nature, credibility and the quality of information provided were all measured. After ranking 11th on the DAX-30 in 2000, our first year, we climbed to 2nd place in 2001. This is an incredible feat in view of the fact that Fresenius Medical Care has only been included in the DAX index for a mere 2 years.

Germany's "Manager Magazin" has issued its yearly ranking of annual reports. In the DAX-30 category we were ranked 17th, compared to 14th in 2000. Although our declared objective to be among the Top Ten ranking annual reports in 2001 did not materialize, our focus is still very much on achieving this goal.

INVESTOR CONTACT FURTHER CONSOLIDATED

Our contacts with the financial community were further intensified in 2001. We personally answered investors' questions in more than 150 one-on-one discussions.

Key Data of the Fresenius Medical Care Shares

Frankfurt Stock Exchange (FSE)		**Ordinary**	**Preference**
Ticker Symbol		FME	FME3
Security Codes	Local ID/WKN	578580	578583
	ISIN	DE 0005785802	DE 0005785836
New York Stock Exchange (NYSE), ADS Ticker Symbol		FMS	FMS_p
CUSIP No.		358029106	358029205
		Dax Ranking	
Position		Dec. 28, 2001	Feb. 28, 2002
Turnover		25	25
Market Capitalization		26	29
Weight in Dax		0.84%	0.74%

About 50% of these meetings were conducted at Management Board level. Moreover, we held presentations on our Company at 15 investment conferences worldwide and initiated 12 roadshows in 2001.

WEBSITE WWW.FMC-AG.COM EXPANDED

Our Company's presentation on the Internet is proving to be extremely popular, as can be seen by the constantly high number of hits. More than 2.8 million page impressions in 2001 are proof that Internet users visit our site and take advantage of the many different elements available there. A crucial area here is Investor Relations where existing and potential investors can read or download such vital documents as the Annual Report or quarterly returns. To enhance this service, we now also post the most important charts used to present the quarterly statistics. Rounding off our online activities we also offer a means of following analyst conferences and share-related facts and figures in real-time. With the implementation of a new content management system (CMS) last year, we can now provide interested Internet users with important, company-related news reports more quickly and lower cost. The new CMS has been launched as an easy-to-operate and low-maintenance tool designed to optimize our Internet presentation. The system is being implemented worldwide to further improve its cost effectiveness. We would like to encourage our shareholders to make use of the e-mail features available on the site and communicate any suggestions or questions you might have. In keeping with our Corporate Stakeholder Policy, we always endeavor to answer specific queries as specifically, rapidly and transparently as possible. We trust that we have lived up to this goal in the year 2001.

Key Data of the Fresenius Medical Care Shares

		2001		2000		1999	
		Ordinary	Preference	Ordinary	Preference	Ordinary	Preference
Number of shares (no-par value)[1]	million	70	26.18	70	23.75	70	9.02
Share price (Xetra)							
high	€	92.9	66.0	103.6	58.0	88.7	43.5
low	€	66.8	46.0	72.4	38.0	44.6	30.3
year-end	€	69.5	51.8	87.0	50.5	86.9	41.0
Average daily trading volume		**225,365**	**54,935**	**162,151**	**38,181**	**129,228**	**14,038**
ADR Share Price (NYSE)[2]							
high	$	28.3	19.6	30.6	16.9	28.4	16.8
low	$	19.8	14.0	22.6	13.3	15.8	11.3
year-end	$	20.1	14.6	27.2	15.8	28.4	14.0
Market capitalization	**€ bn**	**6.22**		**7.29**		**6.45**	


SUCCESS RESULTS FROM
PROFESSIONALISM.


ONFIDENCE IS ALSO
ASED ON EXPERIENCE.

FISCAL YEAR 2001

ECONOMIC ENVIRONMENT

WORLD ECONOMY

The frequent lowering of key interest rates during 2001, did not spark off a general economic upturn in 2001. Growth forecasts made at the beginning of the year also had to be successively adjusted downwards. The adjustments made were not only due to over-capacities in the high-tech sector, which had set itself irreconcilable growth rates and consequently began making massive job cutbacks, but also the subsequent rise in unemployment and a higher savings ratio which did not favor consumption. While overall production rose by only 2% in 2001 according to forecast given by



Knowing the sense of life.

Germany's Kieler Weltwirtschaftsinstitut, individual regions developed at different rates. The industrial economies slowed down considerably in the course of 2001, with real gross domestic product (GDP) even slumping during the summer period. Both the USA and Japan fell into a recession already before the terrorist attacks in September, while the production upswing that the Eurozone had been experiencing practically came to a standstill. Whereas the industrialized countries as a whole faced a slacking economy, developments in the Asian countries were much more differentiated. Ongoing positive developments on the Latin American continent did not continue into 2001. The economic and financial situation that Argentina went through late 2001 plus the possible knock-on effects on neighboring countries is just one case in question. The deterioration of the country's economy, a new record high in foreign debt coupled with an unstable government all pushed Argentina into this serious crisis at the end of 2001. The situation was aggravated even more by the temporary suspension of foreign-debt repayments, the devaluation of the Argentinean peso by around 30% as well as the floating of the previously pegged exchange rate against the U.S.-dollar. At the time of making this report, there were no clear indications as to how Argentina's situation might be resolved or whether the crisis will have a knock-on effect for other Latin American countries.

EUROPE

The economic downturn that had already become apparent late 2000 and deepened even more in 2001. GDP came to a virtual halt at the end of the first six months. Germany's Bureau of Statistics, the Statistisches Bundesamt, is predicting a growth rate of 1.7% in the European Union compared with 3.3% the year before. Both structural and short-term cyclical conditions such as high oil price levels and regressive export earnings are contributory factors. Germany's economy also receded. After reaching a 10-year high, the country's gross domestic product fell to 0.6% in 2001. Other European countries, such as France (2%) or Spain (2.7%), performed far better in comparison. Domestic demand especially underperformed once again and could not be offset by the steady minor increase in foreign demand.

USA

The unexpected reduction of interest rates early 2001 was a clear indication that the U.S. economy was slowing down and was expected to be given a boost through interest rate measures. However, not even these intensive efforts were able to fully stop the looming recession from kicking in. The terrorist attacks in September 2001 simply accelerated these developments. They considerably aggravated the first signs of economic problems causing a negative growth rate in the second half of 2001. After a decade of extremely positive economic growth, the country's gross domestic product rose by a comparatively tiny 0.9% against 4.2% in 2000. In spite of a largely balanced state budget, lower tax levels and further potential interest-rate measures, most experts do not anticipate the economy to recover before mid-2002.

ASIA

Given the difficult overall economic situation on the Asian continent, economies there developed irregularly. Although the problems created by the Asia crisis have been resolved over the past 2 years, Asian growth rates are still unstable. Clear distinctions need to be made between individual countries, however. While Japan, for example, skidded into its third phase of recession within the last 10 years, China saw its growth curve consolidate at a relatively high level.

DIALYSIS MARKET

END STAGE RENAL DISEASE - A GLOBAL PERSPECTIVE

The number of patients with End-Stage Renal Disease (ESRD) grew approximately 7% in 2001. ESRD can be treated by kidney transplantation or dialysis. Of the 1.5 million ESRD-patients reported today, more than 1.1 million undergo either hemo- or peritoneal dialysis on a regular basis. Just a quarter of a century ago, approximately 60,000 patients underwent this life-sustaining dialysis therapy. We expect the global dialysis population to continue



Individual care for every patient.

to grow at an annual rate of around 6-7%. This trend is driven by an aging population, increased incidence of diseases associated with renal failure, improved technology and better access to treatment.

Prevalence of treated ESRD-patients (patients per million population/p.m.p.) shows a high global variation ranging from less than 100 to more than 1,000. The global average of around 225 p.m.p. suggests that, from the global perspective, access to treatment is still limited, and a number of patients with terminal renal failure have not received treatment yet.

In part, these variations are influenced by relative national economic strengths. However, as the example of the European Union demonstrates, once a certain standard of living has been reached, other factors play a more dominant role in explaining differences in prevalence between the countries. These determinants may include age structure of the population, incidences of disease associated with renal failure and dietary habits.

Approaches that enable the establishment of dialysis programs in countries with limited economic resources may result in future patient numbers significantly in excess of those derived with the currently reported growth rates. About 60% of the global dialysis patient population is treated in just five countries - USA, Japan, Germany, Brazil and Italy - representing less than 12% of the world population. The remaining 40% can be grouped into the following two categories:

- 20% in the next 10 highest-ranking countries of dialysis patient population, representing 29% of the world population and
- 20% in almost 100 different countries representing approximately 50% of the world population.

Even within these categories, one can find significant variations in prevalence of treated patients. For example, around 280 p.m.p. receive dialysis in Brazil compared to around 1,650 p.m.p. in Japan. Extrapolation of patient populations based on current growth rates suggests there will be a change in the incidence of patients to the different regions over the next 5 years with a significantly higher proportion of patients potentially undergoing treatment in Asia, Latin America, the Middle East and Africa.

Further global analyses of dialysis centers show that 46% are in the public sector or belong to healthcare organizations, while the remaining 54% are in the private sector. Large geographical variations are evident. In the U.S., for example, more than 95% of dialysis centers are in the private sector (private nephrologists and company providers) whereas in Europe more than 65% are part of the public and healthcare organizations sector.

Hemodialysis remains the predominant treatment modality, with 89% of all dialysis patients compared to 11% of dialysis patients opting for peritoneal dialysis.

The majority of hemodialysis patients undergo treatments in approximately 19,000 dialysis centers worldwide, an average of around 50 patients per center. The growth rates of hemodialysis treatment modalities show that high-efficiency treatments and on-line preparations of substitution fluid are preferred in comparison to the standard hemodialysis procedures.

Globally, peritoneal dialysis growth rates in 2001 were below those of hemodialysis. The highest growth rates for peritoneal dialysis were observed in Asia, Latin America, the Middle East and Africa. In general, growth in peritoneal dialysis was driven by Automated Peritoneal Dialysis (APD). APD is selected for around one quarter of the global peritoneal dialysis patients and its annual rate of increase is approximately twice that of Continuous Ambulatory Peritoneal Dialysis (CAPD).

BUSINESS PERFORMANCE

SPECIAL CHARGE IMPACT IN 2001

In 2001, earnings were impacted by a special charge for 1996 merger-related legal matters (special charge) of $ 258 million which was recorded in the fourth quarter of 2001 ($ 177 million after taxes), principally to address potential liabilities and legal expenses arising to Fresenius Medical Care in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving the pending litigation and other disputes with certain commercial insurers. Related expenses of $ 7 million ($ 4 million after taxes) had been recorded in prior quarters of 2001 and are deemed to be part of the merger-related charges. Total merger-related charges for 2001 amounted to $ 265 million ($ 181 million after taxes). Including the special charge and the related prior quarter expenses net income for 2001 was $ 63 million.

Impact of Special Charge

$ in millions (except share data)		2001	2000	Change
EBITDA	before charge	968	914	6%
	after charge	703	914	-23%
EBIT	before charge	644	621	4%
	after charge	379	621	-39%
Net income	before charge	245	212	15%
	after charge	63	212	-70%
Earnings per share	before charge	2.53	2.37	7%
	after charge	0.65	2.37	-73%

REVENUE AND EARNINGS TARGETS FOR 2001 ACHIEVED[1]

Our revenue rose by nearly 16% to $ 4,859 million in 2001. On a currency-adjusted basis revenue increased 17%. This is consistent with our targets and guidance during 2001. This increase was mainly driven by strong underlying organic growth of 9% and a contribution of 8% from acquisitions. Dialysis care revenue rose 21% to $ 3,557 million (21% currency-adjusted) and was based on 10% organic revenue growth and an 11% increase due to acquisitions. Dialysis product revenue to third parties increased 4% to $ 1,302 million. On a currency-adjusted basis product revenue growth was nearly 7%, which is above the market growth rate. Including sales of products used in our own dialysis clinics, product sales reached $ 1,671 million, a 7% increase (10% currency-adjusted) over 2000.

The regional revenue breakdown remained unchanged with 74% of sales generated in the U.S. and 26% contributed by the International segment.

Segment Revenue Breakdown


$ in millions
3,131
471
831
426
Dialysis Products
Dialysis Care
Dialysis Products
Dialysis Care
North America
International

Number of Treatments Performed


in millions
9.6
11.1
+16%
3.3
4.1
+24%
12.9
15.2
+18%
2000
2001
2000
2001
2000
2001
North America
International
Total

Revenue by Region


Europe/Middle East/ Africa 17%
Latin America 5%
Asia-Pacific 4%
Total $ 4,859 million
North America 74%

Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 6% (7% currency-adjusted) to $ 968 million. The EBITDA-margin in 2001 was 19.9% compared to 21.7% in 2000. The EBITDA-margin was mainly influenced by strategic initiatives, including the roll-out of single-use dialyzers in FMC's North American clinics, and by adverse currency impacts, higher bad debt expenses and higher personnel expenses.

Earnings before interest and taxes (EBIT) increased 4% (5% currency-adjusted) to $ 644 million. The EBIT-margin decreased from 14.8% in 2000 to 13.3% in 2001.

The gross profit margin decreased from 34.9% in 2000 to 33.7% in 2001, mainly due to our strategic initiatives, including the roll-out of single-use dialyzers in FMC's North American clinics, and higher personnel expenses.

Earnings after tax (EAT) increased 15% to $ 245 million, based on an interest result of $ 223 million and a lower effective tax rate of 41.5% (2000: 46.9%).

The lower tax rate was mainly a result of the capitalization of tax loss carry forwards and the decrease of the statutory corporate tax rate for German companies from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective as of January 1, 2001.

On a currency-adjusted basis EAT would have increased 18% to $ 249 million. Based on the higher average number of shares outstanding earnings per share (EPS) rose 7% to $ 2.53 from $ 2.37 in 2000.

CASH FLOW

Net cash provided by operating activities increased 8% to $ 424 million (2000: $ 391 million). Net cash spending for acquisitions and capital expenditure was $ 468 million in 2001 (2000: $ 482 million). Of our total capital spending, 64% was allocated to North America and 36% to the International region.

Capital expenditure in 2001 was $ 251 million, up 21% from the previous year (2000: $ 207 million). Capital expenditure in 2001 was particularly focused on the expansion of our production facility for single-use dialyzers in North America and the start-up activities for the peritoneal dialysis business in Japan. As a result of these strategic investments capital expenditure reached 5.2% of total revenue. For 2002, we expect capital expenditure of about 4% of revenue. We will continue to expand our production

Abbreviated Statement of Earnings

$ in millions	2001[1]	2000	Change
Net revenue	4,859	4,201	16%
Cost of revenue	3,220	2,734	18%
Gross profit	1,639	1,467	12%
in % of revenue	33.7	34.9	
Operating income	644	621	4%
Interest (net)	223	216	3%
Earnings before income taxes	421	405	4%
Net income	245	212	15%

Cash Flow and Capital Expenditure


$ in millions
424
251
391
207
2001
2000

Operating Cash

Capital expenditure

Capital Expenditure by Region


North
America 49%
Latin America 9%
Asia-Pacific 16%
Total
$ 251
million
Europe/Middle East/
Africa 26%

capacity for peritoneal dialysis products in Latin America, especially in Mexico, and for our FX-class dialyzers at our St. Wendel plant (Germany). In North America we will continue to upgrade the existing clinics and expand our market share by adding de novo clinics.

In 2001, we spent $ 461 million on acquisitions of which $ 217 million was paid in cash. The major part was spent for the acquisition of Everest Healthcare Services Corporation for $ 365 million. The remainder was spent for several acquisitions in the U.S., Spain, France, Turkey, Poland, South Africa and Morocco.

Free cash flow, defined as cash flow from operations less capital expenditure, decreased 6% to $ 173 million (2000: $ 184 million), mainly as a result of higher capital expenditure. Of the Company's free cash flow, $ 66 million was used to pay dividends, of which $ 42 million were distributed to our shareholders and $ 24 million to our parent company, Fresenius AG. With 50.8% of ordinary shares, Fresenius AG is our majority shareholder. The remaining free cash flow was used to finance a portion of our acquisitions.

Two new tranches of Trust Preferred Securities were issued in June 2001 with net proceeds of $ 471 million. The first tranche of $ 225 million was issued by Fresenius Medical Care Capital Trust IV. The second tranche of € 300 million was issued by Fresenius Medical Care Capital Trust V. Holders of Trust Preferred Securities are entitled to fixed quarterly distributions at a rate of 7 7/8% for the dollar-denominated tranche and at a rate of 7 3/8% for the Euro-denominated tranche and as well as to the repayment of the principal in 2011 at par value. The proceeds were used to reduce our senior credit facility.

ACQUISITIONS

In the first quarter of 2001, we acquired Everest Healthcare Service Corporation, based in Oak Park, Illinois for $ 365 million including Everest's outstanding debt of $ 135 million. Approximately one-third of the purchase price ($ 99 million) was funded by issuing 2.25 million preference shares. These shares have been listed since January 10, 2001 on the Frankfurt Stock Exchange. The remaining purchase price was paid with $ 131 million in cash. Everest has 70 clinic facilities and approximately 6,800 patients in the eastern and central U.S. In addition, it offers extracorporeal blood services as well as acute dialysis, apheresis and hemoperfusion services to around 100 hospitals.

Abbreviated Statement of Cash Flows

$ in millions	2001	2000	Change
Cash at the beginning of the year	65	35	86%
Cash from operating activities	424	391	8%
Cash used in investing activities	-468	-482	-3%
Cash from financing activities	43	156	-72%
Effect of exchange rate changes on cash	-3	-35	-91%
Cash at the end of the year	62	65	-5%
Free cash flow	173	184	-6%

This move was fully in line with our overall strategy to broaden our base on the North American market. In addition, we also acquired some smaller operations in the U.S., Spain, France, Turkey, Poland, South Africa and Morocco. Overall, acquisition spending was $ 461 million (2000: $ 288 million).

BALANCE SHEET REMAINS SOLID

Total assets were $ 6.52 billion (2000: $ 5.98 billion) and include $ 3.10 billion of goodwill, of which approximately $ 2.14 billion relate to the formation of Fresenius Medical Care AG.

Working Capital was $ 897 million (2000: $ 770 million), mainly due to accounts receivable increasing by $ 131 million in 2001. More than 50% of this increase was contributed by the acquisition of Everest. In addition, accounts receivable grew as a result of increasing sales to regions with longer payment terms.

At December 31, 2001, total liabilities were $ 3.90 billion (2000: $ 3.30 billion). The free cash flow of $ 173 million was fully utilized for dividend payments of $ 66 million and a portion of our acquisition spending. The remaining capital requirements for acquisitions were financed through an increase in debt from $ 2,190 million in 2000 to $ 2,438 million in 2001. In addition, we recorded an accrual of $ 222 million related to the special charge. Finally, the adoption of the new accounting standards concerning derivatives led to an increase of our long-term liabilities as the fair value of interest rate swaps had to be recorded for the first time on the balance sheet.

Shareholders' equity decreased by $ 62 million to $ 2,617 million, mainly as a result of the special charge and

Balance Sheet Structure as at December 31, 2001


Assets
Equity and Liabilities
73%
8%
5%
14%
74%
8%
5%
13%
40%
39%
21%
45%
32%
23%
2001
2000
2001
2000
$ 6,516 mio.
$ 5,979 mio.
$ 6,516 mio.
$ 5,979 mio.
Non-current assets
Other current assets
Inventories
Accounts receivable
Shareholders' equity
Non-current liabilities
Current liabilities

Value Added Statement

$ in millions		2001[1]		2000	
Creation	Company output	4,878	100%	4,179	100%
	Materials and services purchased	(2,633)	54%	(2,197)	53%
	Gross value added	**2,245**	**46%**	**1,982**	**47%**
	Depreciation and amortization	(324)	7%	(293)	7%
	Net value added	**1,921**	**39%**	**1,689**	**40%**
Distribution[2]	Employees	1,263	66%	1,059	63%
	Government	175	9%	190	11%
	Lenders	237	12%	226	13%
	Shareholders & minority interest holders	74	4%	74	4%
	Earnings retention	172	9%	140	9%
	Net value added	1,921	100%	1,689	100%

[1] *Excluding special charge for 1996 merger-related legal matters and related prior quarter expenses*
[2] *Assuming that the proposal for the allocation of profits for 2001 is accepted*

the foreign currency translation effects related to the Argentinean operations. These effects were only partially offset by the issuance of 2.25 million preference shares in connection with the Everest transaction. As a consequence the equity ratio (as of December 31, 2001) decreased to 40%, compared to 45% at the end of the previous year. The equity ratio excluding the special charge and the currency translation effects related to the Argentinean operations would have been 44%.

PURCHASING
WORLDWIDE CO-ORDINATION OF SUPPLIES

Our purchasing policy combines worldwide sourcing of high-quality materials with the establishment of long-term relationships with our suppliers. Additionally, we carefully assess the reliability of all materials purchased to ensure that they comply with the rigorous quality and safety standards required for our dialysis products.

Our International Purchasing Consulting Center (PCC) ensures that we consistently maintain high standards by entering into global agreements. The cornerstones of a successful purchasing program are the use of benchmarking, and systematic analyses of market and price information. An interactive information system links all our global projects to ensure that they are standardized and constantly monitored.

The increased demand for polycarbonate used in our dialyzer production made it necessary to establish new supplier relationships in 2001. Higher oil prices in the first quarter of 2001 affected the manufacturing costs of some of our products. However, we were able to compensate for these price increases in all areas by signing agreements with our various suppliers. This resulted in substantial price reductions for semi-finished goods and raw materials.

In 2002, PCC will focus on further optimizing procurement logistics and reducing purchasing costs. Another key focus of the current fiscal year is to realize savings in energy costs due to the liberalization of the natural gas market. Supplemental raw material contracts for all manufacturers of semi-finished goods will enable us to improve purchasing terms for our complete network. We will also intensify our use of e-procurement tools by purchasing raw materials through special on-line auctions.

In the Dialysis Products Division in the U.S., our Material Management Department (MMD) is responsible for providing production plans to the manufacturing facilities and supplying products to our distribution centers using state-of-the-art transportation management software. MMD procures over $ 200 million worth of materials annually from more than 100 suppliers and manages the inventory levels in our distribution network. In the third quarter of 2001, MMD implemented consignment inventory programs with strategic finished good suppliers. During 2001, MMD reduced finished-goods inventories by 18%.

The Distribution department operates a national network of distribution centers that are strategically located in the U.S. to ensure high service levels to the Company's own clinics, external customers, home-based patients and hospitals. Our sophisticated routing software enables us to distribute our supplies to best accommodate customer requests while maintaining operational efficiency.

PRODUCTION

At our facility in Schweinfurt (Germany), we produce hemo- and peritoneal dialysis machines for our International segment as well as core components for dialysis machines for the North American market. In the year under review we once again achieved a significant growth in volume. Orders for the 4008 hemodialysis machine rose by 20%.

The plant's quality and environmental management system is being continuously improved in line with our corporate quality policy. The plant is inspected on a regular basis by national and international authorities. In 2001, it passed audits by TÜV product service and the U.S. Food and Drug Administration (FDA).

As already reported last year, the Schweinfurt plant received the German GEO Award for Global Excellence in Operations in 2000. In the follow-up international contest arranged by the Financial Times and ATKearney in 2001, the plant was one of the finalists.

100 MILLION POLYSULFONE DIALYZERS FROM ST. WENDEL

We reached an impressive landmark at our production facility in St. Wendel (Germany) in 2001 when the 100 millionth polysulfone dialyzer was produced on June 21. This 100 millionth polysulfone dialyzer was an FX 60 and is part of our new generation of dialyzers. We have been producing polysulfone dialyzers in St. Wendel since 1983. This new FX-class has already established a new quality standard for routine high-flux dialysis, and for high-performance with hemofiltration (HF)/ hemodiafiltration (HDF). During the year under review, we further consolidated our leading position as a producer of dialyzers.

The success and clinical efficacy of the FX-class is attributed to a new dialyzer design concept that incorporates technical refinements. Unlike any other equivalent dialyzer type on the market, several modern technologies have been applied to create the distinctive functional features of the FX-class; defined fibre bundle geometry, flow port design and innovative housing material all provide advantages in terms of hemodynamics, improved dialysate flow, safety and environmental aspects.

In addition, following the success of the Fresenius Polysulfone® membrane, the advanced polysulfone membrane Helixone® was dedicated to the FX-class. It has been specifically designed for the targeted removal of large-sized uremic toxins during therapy modes without causing excessive leakage of useful proteins. Our Nano Spinning Controlled Technology (NCS®) provides Helixone® with a highly-defined pore structure thereby improving clearance decisively. Patients can be treated at improved performance levels. In addition, the flow of dialysis fluid can be reduced by about 30%, while maintaining the same dialysis time and the same efficiency.

At the beginning of 2001, we successfully launched a new operation for bloodlines in Antalya (Turkey). By continuously improving efficiency, coupled with excellent quality and superior cost advantages in the initial stages of the start-up, this plant has set a milestone in our strategy of significantly expanding our bloodline business. In 2002, we expect to produce 6 million bloodlines in this facility.

In North America we are expanding our manufacturing capacity substantially. During the first quarter of 2001, we started with the increase in dialyzer production capacity at our Ogden, Utah manufacturing facility, where we also produce peritoneal dialysis solutions and dry concentrates. Dialyzer production capacity will be increased by 200% over the next 24 months in order to accommodate the continuous trend towards single-use dialyzers in North America. In 2001, the single-use high performance Optiflux™ series dialyzer was introduced. Optiflux™ polysulfone fibers are engineered to deliver superior small (urea) and middle molecular weight solute clearance through the use of a portion of the NCS® technology, coupled with superior membrane composition and biocompatibility. Fresenius Medical Care's polysulfone dialyzer production technology is developed to allow segmentation and selection of portions of the technology to be implemented on a regional basis depending on the market needs with minimal redundant capital. Demand for this dialyzer was strong during 2001. It accounted for 18% of the dialyzers we sold in the United States during the fourth quarter of 2001.

Construction of the liquid concentrate manufacturing facility in Irving, Texas was completed in 2001. In addition, we also increased production capacity for dry concentrate in our Perrysburg, Ohio facility. With these additions we now can achieve greater distribution efficiencies for the concentrate products in North America.

In December 2001, the Mexican Reynosa manufacturing bloodline facility was awarded the State Secretary of Health Recognition Award for outstanding support of the Reynosa Regional General Hospital, which serves a population of 1 million in the state of Tamaulipas, Mexico.

QUALITY MANAGEMENT

The scope of the electronic complaints handling system implemented in 2000 was extended in our Company during 2001. This system, which already dealt with non-active medical devices in the past, now also covers dialysis machines and other active equipment.

The goal of this system is to monitor the quality of the products on the market at the earliest stage possible. This will enable us to react immediately to critical deviations and consequently define appropriate corrective or preventive actions. A quality alert system has been implemented in selected dialysis centers for medical devices recently launched onto the market, and specific aspects of product quality are monitored systematically by our particularly trained staff. The results are reported to a central unit which is responsible for evaluating, assessing and providing this information. All these procedures guarantee that we can enhance customer satisfaction and continuously improve the efficiency and effectiveness of all our operations.

In Turkey, a new bloodline production has been integrated into the product quality management system and has been prepared for certification according to the European medical device directive. Furthermore, our bloodline manufacturing subsidiary in Reynosa, Mexico, has successfully passed a certification audit by an European review body. These certified bloodlines may now be sold on the European market.

In addition to certifications in England, Portugal, Spain and Italy, the first Fresenius Medical Care dialysis clinic in France has been certified according to ISO 9002. Centers in Hungary and Turkey are scheduled to be certified in the first half of 2002. At the end of 2001, 63 clinics had been certified according to ISO 9002, compared to 44 clinics in 2000, thus establishing us as market leader. The performance of our quality management system was audited by external parties according to European directives and U.S. regulatory requirements. No deficiencies were observed in the course of the 10 audits performed at various production sites and sales organizations. We have continued to focus on improvements in our overall quality systems program.

As already anticipated in 2000, our hemodialysis machine manufacturing facility in Walnut Creek has obtained its ISO 9001 certification. We have additionally successfully maintained ISO 9001 / EN 46001 certification for our Ogden dialyzer manufacturing facility and the Reynosa bloodline facility.

In keeping with this trend, we intend to establish and maintain an Integrated Management System in 2002 which is in the process of being designed by Fresenius Medical Care. This system will be based on the new ISO 9001:2000 standard, is strictly process-oriented and caters to quality management as well as environmental management system requirements.

The specific system structure will permit the Company step-by-step to adapt other management system requirements, such as finances, human resources or safety and health systems using the same tools and methodology.

Our Global Quality Policy

For the patients	Our objective is the realization of Bio-Adequate Patient Care in the most biocompatible way in order to increase life expectancy and improve the quality of life of patients with end-stage renal disease.
For our employees	Our objective is to attract qualified employees to the Company and promote their professional development.
For our shareholders	Our objective is to ensure the continuous development of the Company by means of attractive returns for the shareholder.
For the community	Our objective is to fulfill our various social responsibilities, follow the legal requirements and safety standards and contribute to the conservation of our environment.

ENVIRONMENTAL MANAGEMENT

Fresenius Medical Care's vision to innovate for a better life also extends to our daily efforts to preserve nature and its resources for the benefit of both present and future generations.

In our European facilities, we have combined and integrated the demands of the ISO 9001:2000 quality management system and the ISO 14001 environmental management system into our business process. This concept results in a stronger focus on environmental improvement opportunities and cost-saving potentials. Following this concept, we then incorporated the first dialysis clinic in Portugal into the so-called "Integrated Management System" based on ISO 9001:2000 and ISO 14001. By introducing an "eco-ranking" we can now disclose the costs per treatment with regard to energy, water and waste. Compared with the consumption data of the previous year, we have successfully lowered the level of resources processed in each treatment and saved approximately € 255,000. The periodic revision of our cost-saving activities furthers both our economic and ecological impact goals.

At our main production site in St. Wendel (Germany), we have accumulated savings of 150 tons alone in cardboard containers by re-usage and reprocessing, leading to 26 fewer trucks loads than in 2000. Thus, we saved around € 50,000 in 2001, and expected to save an additional € 85,000 in 2002. The optimization of our BIOfine®plastic foil production process resulted in 50 tons less plastic scrap.

Fresenius Medical Care proved its commitment to ecological conservation with immense savings in transportation. By optimizing the monitoring and controlling of our logistic activities, and through direct shipments, we succeeded in reducing transport between suppliers and our joint venture plant in Belarus by approximately 37,000 km - equivalent to approximately € 54,000 - while also expanding direct shipments from our Barcelona (Spain) plant to other regions by more than 50%. The resulting reduction in pollution from exhaust gases, and thus of carbon dioxide, improved our ecological balance. Within one year of initiating these economy measures we saved around € 254,000, and expect to achieve further savings of € 335,000 in 2002.

Our Multi Box System, a system that recycles containers throughout our Company, has been extended and now includes disposables used in dialysis clinics in Germany. In addition, we have continued to build up our environmentally-friendly recycling system for packaging, infusion products and plastic bags. To avoid environmental incidents we have optimized our emergency planning and reporting methods. At the same time, we have established an early-warning system in case an accident should occur despite our precautions.

We plan to achieve environmental certification for Fresenius Medical Care North America. With this in mind, we will continually intensify our waste minimization program efforts for solid, medical and hazardous waste. This will be accomplished by monitoring all medical waste costs in our dialysis clinics on a quarterly basis. This monitoring focuses on the generation of medical waste and its correct separation and disposal. Recycling programs for cardboard, plastics and metal waste generated at our production facility in North America have been initiated. We are promoting further community-centered activities by utilizing high-efficiency heating, ventilation and air-conditioning equipment. We have thereby achieved reductions in energy consumption. In addition, we expect our suppliers to meet certain environmental requirements and avoid any adverse environmental impact on the community.

For the year 2002, we will further pursue our environmental policy and plan to reduce the quantities and costs of waste. We are focusing on emission reductions caused by the truck transportation of raw materials and finished goods, especially in Europe. Trucks with two loading levels will save more than 650,000 km per year and over 225,000 liters of diesel fuel.

EMPLOYEES

We have identified three important elements for Fresenius Medical Care's success as a global player and market leader: employees, products & services and lastly, our results. At the core of our business is the Company's dedication to all our employees. Only by acknowledging that their potential, their competence, creativity and commitment are vital and essential will we be able to develop, produce and sell our products and services, and ensure the continued success of Fresenius Medical Care.

KEY EMPLOYEE FIGURES

The increase in the Company's workforce during 2001 was influenced primarily by the following factors:

- start-up and expansion of manufacturing facilities to increase production capacity due to continued demand for our products
- acquisitions and start-ups in dialysis care due to the growing numbers of patients in our clinics
- consolidation and acquisitions in our product business

EMPLOYEE DEVELOPMENT AND FURTHER TRAINING

We provide our employees with continuous educational development and individualized further training programs. Special executive and leadership seminars continue to be an essential part of our management training. In particular, we have implemented a program of seminars in co-operation with INSEAD Business School in Fontainebleau (France).

A further new aspect of our Human Resources development is the "Global Executive Exchange Program", which we initiated in the year under report. This International exchange program is designed to train managers and equip them with the skills they need for management tasks within our international scope of activity.

Employees by Region

Full-time equivalents	2001	2000	Change
North America	26,352	23,217	14%
Europe	7,185	7,009	3%
Rest of the world	3,794	3,090	23%
Total	37,331	33,316	12%

Employees by Section


Full time equivalents
Services 76%
Production 14%
Sales 10%
Total
37,331

HUMAN RESOURCES MARKETING

Today, competition to attract talented prospective employees is stronger than ever. In 2001, we made further improvements to our on-line recruiting section on our careers web page in order to take advantage of the increasing importance of the Internet. We successfully continued our "Graduate Development Program" for university graduates. In the Group's various companies, university graduates rotate for several months through the business units relevant to their subsequent job, and thus they are able to gain a valuable insight into the business processes in our organization. We also continued our activities in the area of university marketing in 2001.

PROFIT SHARING BY MANAGEMENT AND EMPLOYEES

In 2001, the former international stock option program was replaced by a new "Stock Incentive Plan" for awarding convertible bonds. Through this plan, we have aligned the programs for managers in North America and in the International segment. This plan aims at fostering and strengthening employees' identification with the Company, and keeping management focused on the corporate goals of our Company.

As a result of the successful development of the Company, the non-management employees in Germany were paid a bonus for the fourth successive year, this time of € 869. Two-thirds of this was awarded in preference shares. The remainder can be used to purchase additional preference shares with the employee's own funds.

RISK MANAGEMENT

Our comprehensive risk management system is part of our corporate strategy and enables management to recognize risks which could endanger the going concern of the Company at an early stage. Systems that monitor inherent business risks in the various regional businesses are the backbone of the risk management system. Twice a year, risk managers prepare reports for the Management Board and inform it immediately of new potential risks. Compliance with product and facility regulations are surveyed through our quality management systems according to ISO 9001, ISO 9002 and similar standards. Regular on-site facility surveys are conducted, covering all aspects of regulatory requirements, including facility governance and administration, clinical and technical services and patient satisfaction. In addition, the Corporate Compliance Program in the U.S. promotes adherence to legal obligations through a written code of business conduct, audits by the corporate compliance department and other initiatives.

Changes in the regulatory environment, including reimbursement, can have a significant impact on the Company. Accordingly, regulatory activities are not only closely monitored but also proactively approached in co-operation with the public health authorities. In-depth involvement with the medical and scientific community enables us to address and promote technological innovation which has historically been a competitive factor in the dialysis product business. This involvement not only provides us with an up-to-date understanding of alternative treatment methods but also enables us to evaluate and adjust our corporate strategy on this basis.

Our International business is influenced by fluctuations in foreign currency exchange rates. With the unstable currency situation on several markets served by the Company, the risk management process focuses on identifying and avoiding unfavorable impacts. The extent of the Company's dependence on major suppliers and customers is also closely monitored.

Risks associated with litigation are routinely assessed and communicated within our organization. Our risk management is supported by corporate risk controlling and management information systems. Detailed financial reports provide monthly and quarterly information and analysis of the earnings and assets status as well as variances to budgets or forecasts. We are continuously improving the risk management system to ensure our ability to identify risks and adequately respond to changing regulatory requirements.

The risk management system was part of the audit of the 2001 financial statements to ensure compliance with the legal requirements.

MANAGEMENT OF CURRENCY AND INTEREST RATE RISKS

We actively manage interest rate and foreign currency exposures. The exposures are managed centrally on the basis of strategies which have been defined in close co-ordination with the Management Board. Guidelines have been established for the various steps in the risk management process which define clear responsibilities for the determination of exposures, the application of financial instruments for hedging purposes, and the reporting routines. The use of derivative instruments is restricted to the hedging of exposures which arise in the ordinary course of our business. All transactions are concluded with highly rated financial institutions as approved by the Management Board.

On a considerable portion of the total debt, we pay interest on a floating rate basis which means that we are exposed to the risk of rising U.S. dollar short-term money market rates. This exposure has always been actively managed by means of various interest rate hedging instruments. The aggregate nominal value of the respective hedge contracts was $ 1.05 billion as of December 31, 2001. These swap agreements fix the dollar interest rates for the variable-rate borrowings to 6.52%. The contracts expire on various dates up to November 2007.

Foreign currency transactions are created primarily by inter-company financings and by the management of exposures from intra-group sales and purchases between companies in different countries, reporting in different currencies. Sales from Germany to international subsidiaries are a typical source of transaction exposures. The aggregate nominal value of foreign currency contracts as of December 31, 2001 was $ 947 million, primarily for hedging euro exposures to U.S. dollar and various other currencies.

COURSE OF BUSINESS SINCE JANUARY 2002 / OUTLOOK

The positive underlying market trends of 2001 continue to prevail in 2002. In 2002, Fresenius Medical Care expects once again operational performance. The Company will continue to further develop its worldwide leadership position in the core therapies and products the Company is involved in today. In the area of renal therapy we will continue to provide new and innovative products and services. In the five year history of the Company, we have been able to consistently increase sales and earnings. Over the past few years, we have set the standards in many areas, and we will work very hard to continue to do so in the years to come. The Company will also continue to develop areas that build off of our or expand our core competencies.

In general, we expect the global dialysis population to continue to grow at an annual rate of around 6-7% underlined by a solid dialysis market in North America. The U.S. Renal Data System (USRDS) projects that the patient population in North America will double over the next ten years from around 260,000 patients to 520,000 patients. The reimbursement environment should remain stable in the U.S. In the future, companies that are able to provide an integrated care approach (Disease Management) will be able to boost revenue growth ahead of patient growth. Fresenius Medical Care has developed in this direction and will be in a position to take advantage of this opportunity.

Provided that there are no significant changes the Company expects its 2002 sales to grow in the mid-to high single digits. Excluding the impact of foreign currency exchange, the Company's sales growth rate will be even higher. Earnings after tax are expected to grow in the low- to mid teens in 2002. This outlook does not include extraordinary redemption fees of around $ 12 million for its 9% Trust Preferred Securities due 2006. Based on the new U.S.-GAAP accounting rules (SFAS 142) - where goodwill will no longer be amortized if no conditions for impairment exist - earnings after tax are expected to be more than $ 350 million in 2002.

ECONOMIC AND BUSINESS CLIMATE

Since the beginning of the year 2002, there have been no major changes in the economic or business climate in which we operate. Our growth should continue to be supported by favorable trends including overall growth in the number of patients requiring dialysis treatment as well as the ongoing consolidation of our industry worldwide. The development of our business to date is fully in line with our expectations. At this point in time we do not foresee any major changes occurring within the organization, administration, legal structure of the Company nor in the area of human resources. Regarding the political and economic situation in Argentina, from December 2001 onwards, we expect that these developments will have an impact on our 2002 results in Latin America.

EARLY REDEMPTION OF TRUST PREFERRED SECURITIES

On January 16, 2002 the Company announced that it had elected to redeem on February 14, 2002, the entire $ 360 million aggregate amount outstanding of its 9% Trust Preferred Securities due 2006. The terms of the securities, which were issued in 1996, provide for optional redemption commencing December 1, 2001 at a redemption price of 104.5% of the liquidation amount, plus distributions accrued to the redemption date. On January 15, 2002, State Street Bank and Trust Company, as trustee, issued a redemption notice to security holders announcing that Fresenius Medical Care AG has exercised its option to redeem and will redeem the securities on February 14, 2002 at a price of $ 1,045 per $ 1,000 liquidation amount plus accrued distributions of $ 18.25 per $ 1,000 at a total redemption price of $ 1,063.25 per $ 1,000. Fresenius Medical Care AG will fund the redemption utilizing its senior credit facility, and expects to achieve interest savings from the redemption in the coming years.

SPECIAL CHARGE TAKEN TO PROVIDE FOR 1996 MERGER-RELATED LEGAL MATTERS

On February 13, 2002 the Company announced that it had recorded a special pre-tax charge of $ 258 million in the fourth quarter of 2001 ($ 177 million after tax) principally to address potential liabilities and legal expenses of the Company arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving the pending litigation and other disputes with certain commercial insurers. Fresenius Medical Care AG also announced that the Company had entered into an agreement in principle, outlining terms of a process to resolve the pending litigation with Aetna Life Insurance Company and its affiliates (Aetna), one of the leading U.S. commercial insurance companies. The Company was able to provide for and financially resolve the remaining legal matters dating back to our 1996 National Medical Care transaction. With this significant step we believe that this puts those matters behind us financially.

RESEARCH &





DIALYSIS IS NO SIMPLE
ISSUE BUT WE TRY
AND MAKE IT AS EASY
AS POSSIBLE.




HEALTH IS NOT ONLY
A PERSONAL MATTER.

RESEARCH & DEVELOPMENT

NEW RENAL PRODUCTS BEING MARKETED WORLDWIDE

In 2001, we maintained our leadership position in renal healthcare by continuing to sustain a technological edge in the development of innovative products and therapies as well as by improving the quality and safety of our dialysis systems. Further technological enhancements and novel, clinically-validated therapy concepts will result in tremendous future benefits for both patients and staff. The close contact between our R&D team, sales and practicing clinicians enables us to develop new ideas and concepts on a regular basis. The most promising projects are then further advanced and integrated into product development.



We are thankful that we can create our lives actively.

DEVELOPMENT OF ADVANCED RENAL PRODUCTS

In our last annual report we presented the introduction of the On-line Clearance Monitor (OCM). During 2001, clinical studies demonstrated that the OCM is effectively determining, on a real time basis the most important parameters required by clinicians to assess the quality of their treatments. OCM has proven to be an extremely valuable tool to the nephrologists because it indicates when a sufficient dose of dialysis - a precondition for the well-being of the patient - has been achieved. The immense market success of our OCM is a consequence of long-term research on the distribution of uremic toxins in the body and the methods needed to remove them efficiently.

In 2001, our R&D developed a solution to an even more complex problem: the determination of dry weight. Until recently, doctors had no technical assistance in determining the optimal target weight of an over-hydrated patient. The consequences of not reaching the dry weight are manifold and serious, leading to hypertension and severe cardiovascular impairments. Together with Xitron Technologies Inc., San Diego, California, we have developed a non-invasive process to determine reliably the dry weight of dialysis patients, known as the Fluid Management Tool. The know-how is embedded into this software tool that facilitates easy application. We expect the new system to make a substantial contribution to preventing chronic hypervolaemia for patients and thus

R&D expenditure


$ in millions
32
36
2000
2001

considerably improving the quality of life and life expectancy for patients with ESRD. As well as supplying information on the current fluid status, the system also provides clinically relevant data on the nutrition status of the patients. Reducing cardiovascular diseases caused by kidney failure should increase cost efficiency in the health care systems.

With the development of our bioimpedance-based Fluid Management Tool, one of the biggest remaining challenges in dialysis has been solved to the benefit of the patients. It was evaluated in clinical studies, wherein highly satisfactory results were delivered, compared to other sophisticated but time-consuming clinical methods of determining dry weight. Fresenius Medical Care holds the exclusive marketing rights to this tool. This, in combination with the required specific know-how needed, will give us a technological edge over the next couple of years. It is the result of a highly focused R&D activity over many years and another important milestone in our technology leadership. Marketing of the device and the software tool will start in 2002.

Vascular access of a typical ESRD-patient is another major area of concern in daily dialysis care, as clotting and blocking is a common recurring problem that often results in hospitalization. Fresenius Medical Care has conducted several studies to explore methods to routinely assess the condition of the vascular access using the Blood Temperature Monitor™(BTM™) and the standard pressure sensors of the machine. These clinically validated methods will enrich the features of our future dialysis equipment with respect to preventive access maintenance. Another area where R&D focuses on the development of innovative equipment - the introduction of the multiFiltrate. In 2001, this modern, ergonomic and user-friendly monitor was introduced in Germany, and will be launched in Europe in 2002. This new piece of dialysis equipment offers every mode of therapy known in acute dialysis - within one machine - a significant advantage in the nephrological and intensive care environment. Its design and ease of use fulfills fundamental requirements


Innovating for a better life.

for a modern multifunctional therapy system for acute application in renal replacement and plasma therapy.

Furthermore, for acute therapy we are expecting market authorization for a bicarbonate-buffered hemofiltration substitution solution early 2002 which can be administered to intensive care patients with multi-organ failure. A dialyzer specifically designed for the high-volume therapies in acute renal failure is facing enormous approval in line with medical expectations.

Clinical studies will accompany the new products we intend to introduce in 2002. For instance, the optimization of the dialysis treatment in continuous real time monito-

Major Developments:

FX-class dialyzer	Helixone® membrane with a high capillary density for optimal flow patterns New housing and potting technology for safe connections Spiral-formed blood inlet for homogenous blood flow Latest laser welding technology for a perfect seal
4008 3mix™	Individualized sodium Glucose as standard Bicarbonate, acetate-free dialysis fluid High standard in patient safety
Online Clearance Monitor (OCM)	Monitors patient access flow rate without the need for additional expensive equipment or specially trained personnel Provides immediate information on treatment efficiency
2008K Hemodialysis Machine	Improved operator interface Logically designed displays and information presentation Modular design allows easy upgrading Flexible treatment options
Optiflux™ Dialyzer family (NR and A series)	Superior small (Urea) and middle molecular weight solute clearance through the use of Optimal Dialysate Flow (ODF) / KD+ technology Superior membrane composition and biocompatibility
Newton IQ™	Developed to take advantage of higher flow rates available with gravity fill and drain Cycler software includes automatic prescription upload from physician-programmed IQ-Card™
Premier™ Plus Double Bag	Twin-bag system, incorporating solution bag und tubing Utilizes Safe-lock™ connectology and Snap™ disconnect feature Fewer connections for the patient lowers risk of infection

ring with the On-line Clearance Monitor (OCM) will be investigated, as will the new biocompatible bicarbonate-buffered peritonealdialysis solution. This added experience, coupled with the studies we are performing together with the clinical investigators, will build the platform we need for new and further developments of our products and therapy procedures to enhance the quality of dialysis.

GENIUS®, one of our dialysis equipment product lines, was prepared in 2001 for the international launch in 2002. After a high-profile and a very successful marketing campaign in Central Europe, the system was redesigned and refined for a broader market launch worldwide. Pilot installations are working successfully in Latin America, and the acceptance among staff and patients alike is as overwhelming as we had previously experienced in Europe.

A special acute system has been developed for the Asian market based on our standard product line. Although it does not offer the broad therapy spectrum of the newly launched multiFiltrate, it is well perceived as a special solution to a regional need.

Continuous Flow Peritoneal Dialysis (CFPD) is one of the most discussed topics in the scientific peritonealdialysis community - and clearly the most novel one. This is the next major step in peritonealdialysis therapy, building upon the successful introduction of the sleep·safe™. As a therapy concept positioned between peritoneal- and hemodialysis it will unify the advantages of both treatment modalities. The principle of this method is detoxification via the patient's peritoneum while it is continuously refilled with a recirculated dialysis fluid cleaning the blood like in a standard hemodialysis procedure. This way, the concentration of the intoxicated fluid can be reduced. The detoxification effect of this therapy is higher than in standard peritonealdialysis and results in shorter treatment time or higher dose. CFPD would use a well-development hemodialysis but would obviate the need for a vascular access. This will narrow the gap between hemo- and peritonealdialysis as far as efficiency and compatibility are concerned, especially for our elderly patients.

INVESTMENT IN EXTRACORPOREAL THERAPIES

LIVER FAILURE THERAPY

Acute liver failure is an extremely dangerous and life-threatening condition. Every year, thousands of patients die because of a loss of liver function and a consequent failure of other organs. As a first therapy approach life-preserving detoxification, as already allied in dialysis therapy or a liver-transplant, could reduce the mortality rate. A bioreactor with liver cells could then supplement a detoxification device and simulate the organs synthetic functions. Patients' lives can thus be maintained, at least for a while, until the liver has regenerated or an appropriate organ donor has been found.

In 2001, a new BioScience department was established. In co-operation with notable scientists, it pursues a dual approach that aims to develop a liver failure therapy: the adsorption-based Prometheus® detoxification system and a cell based bioreactor system that also allows metabolism and protein synthesis. This approach is based upon experiences gained through the application of extracorporeal blood circuits in hemodialysis. Filters, sensors and dialysis machines can also be applied for liver assist-devices, if modified appropriately.

After many years of extensive scientific research and development in conjunction with the Danube University of

Krems (Austria), we have successfully performed the first clinical application with our liver support system. The strategic move towards organ support therapies other than dialysis was carefully planned and prepared long-term. The so-called Prometheus® unit is based on our proven 4008H series technology enriched with the Fractionated Plasmaseparation&Adsorption (FPSA) liver support module that utilizes sleep·safe® components from our peritoneal dialysis product portfolio. At the heart of the Prometheus® system is a specifically designed hollow fiber membrane called "Albuflow", which is made up of Fresenius Polysulfone®. This extremely permeable membrane allows the passage of albumin and albumin-bound toxins into the secondary circuit, where toxins are removed by adsorption.

Therapeutic approaches for the treatment of liver failure should:

- detoxify the organism in order to promote the recovery of the liver organ and
- provide for important organ functions, i.e. synthesis of proteins, hormones, and coagulation factors while assuming the failing function of the organ. Without these functions, survival of patients in the long run is impossible.

Prometheus® will be supplemented by a second system, a bioreactor: This hybrid system contains capillary membranes and biological cells. Here, human donor liver cells (hepatocytes) provide the function of the failing organ. Such a bioreactor can be incorporated into the extracorporeal circuit either as a stand-alone device or most probably with the Prometheus® system.

All disposables of the Prometheus® system were designed on the basis of our experience with our kidney dialysis product lines. Those efforts ultimately led to the successful treatment of five patients in a pilot trial in Tübingen (Germany) in November. Meanwhile the system has been launched in Vienna (Austria) and in several university clinics in Germany as part of a pilot study.

We will continue to focus our R&D activities on therapeutic improvements, safety features, improved handling and the fulfillment of regional market requirements. At the same time we will explore the opportunities of new base technologies for our field and by that maintain and even increase our technology leadership.

PATENTS

To secure the results of our R&D activities we hold and are applying for numerous protective rights and file patents on a routine basis on all important inventive aspects in countries we deem appropriate. Thus, as the owner or licensee of patents and trademarks throughout the world, we now hold rights to 1,019 patents and patent applications in connection with dialysis technology in major markets.

SYMPOSIA AND PUBLICATIONS

Medical Scientific Communication serves to provide the international nephrological community as well as all our units with the latest developments in the scientific and medical field of nephrology and dialysis. This is assured by means of periodical publications such as Dialysis Update, Congress Service, "Aktuelle Nephrologie" and other media using methods of modern information technology including the Internet.

The results in clinical studies conducted by Fresenius Medical Care that involve important topics such as anaemia, renal bone disease and cardiovascular risk factors have already been published in the renowned journal "Nephrology, Dialysis, and Transplantation". We also actively support the EDTA/ERA European Best Practise

Guideline working group for hemodialysis whose results will appear in 2002. The advances in new technological developments improving dialysis care for the individual patient were presented at several international congresses such as the Annual Meeting of the European Dialysis and Transplantation Association (EDTA) in Vienna (Austria), and the European Dialysis and Transplant Nurses Association (EDTNA) in Nice (France). First clinical results with the new peritoneal dialysis solution stay•safe®balance were publicized at the Meeting of the International Society of Peritoneal Dialysis (ISPD) in Montreal (Canada), the American Society of Nephrology (ASN) in San Francisco (USA), the International Society of Blood Purification (ISBP) in Tokyo (Japan), and the Congress of Nephrology in Münster (Germany).

NEPHROCORE

During the last year we successfully implemented the International Exchange Programme for Young Scientists known as "Nephrocore". This program enables young scientists from all over the world to spend a period of time in academic institutions in Europe and work closely with Fresenius Medical Care scientists in order to gain practical experience in research and therapy. This program has also been supported by grants from the EU. Scientists from seven countries have already profited from this experience and further candidates will start their work in 2002. With this program, Fresenius Medical Care intends to stimulate the exchange of scientific ideas and promote a close international co-operation between young scientists and our Company.

GLOBAL

OPERATIONS


MUTUAL ACTION NARROWS
THE WORLD.

STRONG UNITY MAKES A FAMILY.



GLOBAL OPERATIONS

NORTH AMERICA

The events of September 11 may have changed our lives but they did not change our purpose in life. When asked: "What's next?", the employees of Fresenius Medical Care North America clearly proclaimed: "Getting back to the business of living."

DIALYSIS CARE

We continued to provide superior patient care throughout 2001 and expanded our network of services across North America. In March 2001, a historical benchmark was achieved with the opening of the 1,000th dialysis facility in our patient care services. At the end of the year under review, we owned and managed 1,030 clinics and provided 9.6 million dialysis treatments to more than 76,600 patients. Our same-store treatment growth rate was 6% and exceeded the market growth rate in 2000 of 5.3%, a clear indication that we are attracting more patients to our own clinics. We now have a market share of 27%, up from 24% a year ago. This increase was mainly due to the acquisition of Everest Healthcare Corporation where we added 70 clinics and approximately 6,800 patients to our patient base. As stated early in 2001, we wanted to differentiate our patient care services. We have accomplished this objective by rolling out a differentiated patient care services program under the brand name UltraCare™.

At the core of UltraCare™ is our UltraCare™OnLine therapy concept that combines innovative technologies together with On-line Clearance monitoring (OLC) features in an effort to individually tailor the therapy for each patient and measure the effectiveness of the treatment in real time. Both the 2008H and the 2008K hemodialysis machines are compatible with our OLC Urea Kinetic Modeling (UKM) through Proton, DiaSafe™ (ultrapure dialysate), Optiflux™ single-use dialyzers, the Adequacy Monitoring Program (AMP), and UltraCare™ staffing. Coupled with these technologies, the Company analyzes an array of patient-specific medical data using proprietary software. Combining these elements, the Company expects to achieve superior patient outcomes with shorter treatment times, thereby yielding operational efficiencies. The data from our pilot facilities prove our theory, and we



Wherever we are ...

North America

Market Data[1]	
Total number of patients	~305,000
Patient growth p.a.	5-6%

[1] Company estimates

Company Data	2001
Number of patients (year-end)	76,600
Number of clinics (year-end)	1,030
Number of treatments (m)	11.1

expect to further roll out UltraCare™OnLine throughout the entire facility network in 2002 and 2003. We believe that differentiated patient care will further set Fresenius Medical Care apart as the provider of choice.

ACQUISITION AND EXPANSION OF EXTRACORPOREAL ALLIANCE

We have acquired the extracorporeal alliance business segment from Everest Healthcare Corporation and Edwards Lifesciences, Inc. and integrated this business into our North American division. These acquisitions have provided us with the critical mass needed to compete on



... Fresenius Medical Care accompanies you.

the extracorporeal hospital services market. We are now a leading provider of cardiovascular perfusion, autotransfusion, and therapeutic apheresis to nearly 1,000 hospital accounts and in the fields of hematology, oncology, neurology, rheumatology and more. These are clearly new growth prospects for us outside of the dialysis care service. As a specialized subcontractor, we already supply these important new therapies, typically on behalf of hospitals that could not otherwise provide such services efficiently themselves. As we look toward 2002 and beyond we see good prospects of growth in these services and estimate the market available to us at more than $ 1 billion.

COMPREHENSIVE CHRONIC KIDNEY DISEASE SERVICES (CKD)

In an effort to improve the clinical outcomes of the growing CKD and ESRD patient populations and pursue growth opportunities, we have developed a new multidisciplinary team model of care. This model enables physicians' practices to have the clinical support of Fresenius Medical Care before dialysis is needed. The CKD services team model is led by local nephrologists and dedicated CKD nurse specialists. A team of renal nurse educators, dieticians, pharmacists, social workers, transplant coordinators, and access surgeons supports them. Together they work with referring physicians and payers to provide:

- formalized pre-ESRD education programs for CKD patients and their families via their proprietary Kidney Options Education Program™
- comprehensive renal care planning for referring physicians to follow
- timely initiation and administration of evidenced-based interventions
- case management services.

We expect to take advantage of these growth opportunities, in particular since, effective from January 1, 2002, Medicare will begin coverage of medical nutrition counselling services for patients with diabetes or renal disease who do not receive routine dialysis. This will allow registered dietitians and nutrition professionals to receive direct Medicare reimbursement for the first time.

DISEASE STATE MANAGEMENT (DSM) We have talked about DSM for several years and believe more than ever that our experience in this area will provide us with the necessary tools to compete effectively when the industry shifts towards fully capitated risk-sharing arrangements. We see that commercial payers and the government will increasingly be faced with the challenge of addressing a more cost-effective reimbursement structure and moving away from the traditional fee-for-service environment. DSM involves tracking targeted patients throughout the renal patients chronic disease process and providing the integrated care, therapy, and technology required to treat the disease and its complications. In addition, key clinical outcomes must be measured in an effort to manage the ever-increasing costs for dialysis patients more effectively. Services like pre-ESRD-, vascular access- and anemia case management are integral parts of an effective DSM program. During 2001, we successfully expanded our DSM program and now have more than 4,500 patients enrolled, a growth of over 50%. With our DSM program we are positioned to meet the changing healthcare system environment and are able to address a transition from traditional fee-for-service reimbursement to fully capitated risk-sharing arrangements. Optimal Renal Care (ORC) and Renaissance Health Care are the key organizations that provide DSM services.

OPTIMAL RENAL CARE (ORC) is a joint venture with a division of Kaiser Permanente, the largest Health Maintenance Organization (HMO) in the U.S. ORC has made significant strides in serving the kidney patient within a global capitation environment in the past year. ORC uses the state-of-the-art, web-based clinical information system known as ORC-Analyst. This sophisticated computerized tracking system is utilized to provide results from the initiation of pre-ESRD education onward. ORC is dedicated to managing ESRD with the aim of making the healthcare system more efficient for the patient while reducing the associated overall costs. In order to enhance medical involvement at all levels, ORC has expanded its Medical Advisory Board chaired by Dr. Nathan W. Levin. The board will be involved in setting the overall quality goals for ORC as well as its long-term objectives.

Approximately 2,000 chronic kidney disease patients have been under its care. Based on current contract negotiations, ORC expects to expand its current patient volume in 2002. ORC is positioning itself to serve health plans that are interested in global capitation as well as plans searching for quality enhancements to their kidney patient population.

RENAISSANCE HEALTH CARE, Inc. is a leading renal disease management company which was founded in 1996 to provide payers with better options to manage the care of their ESRD-patients and Chronic Kidney Disease (CKD) patients. Renaissance is a partnership between leading U.S. nephrologists and Fresenius Medical Care - North America. This unique partnership creates an alignment of existing resources and innovations in clinical practice for these patients, previously unavailable to the health care industry. The results of these efforts are cost savings, improved quality outcomes, and increased patient satisfaction. Renaissance is currently contracted with 16 health plans, in 13 states. We provide ESRD and CKD programs to more than 3,000 patients. Because Renaissance Health Care, Inc. is an entity focused exclusively on disease management dealing with ESRD and CKD, we are able to address the needs of our patients in a very focused and all-encompassing manner.

OPENING OF U.S. VASCULAR ACCESS CENTER (USVAC)

We opened and are operating a unique ambulatory surgical center in Dallas, Texas, which is a pilot project for state-of-the-art management and care of vascular access patients. The center is dedicated to the placement, revision and preservation of vascular access for dialysis patients and provides Fresenius Medical Care with a very distinct business opportunity by reducing hospitalization and keeping them within our Company's cycle. We are exploring the possibility of opening more centers in the mid- to long-term in the U.S.

RENAL RESEARCH INSTITUTE (RRI), was formed as a partnership with the Beth Israel Medical Center in New York. RRI conducts collaborative research with the universities in Michigan, Albany, North Carolina, and Rochester. Initially funded studies during 2001 dealt with rehabilitation, pediatric dialysis, the role of Vitamin E, registries for drug-related problems, chronic renal insufficiency (pre-ESRD), vascular access, and continuous renal replacement therapy.

During 2001, RRI and its affiliates produced some 35 publications and many abstracts related to research. 31 ASN abstracts dealt with: hemodialysis vascular access, the delivered dose of therapy, cardiovascular disease, amyloidosis, nutrition, hospitalization, and other long-term dialysis-related complications. In addition to these, principal investigators of RRI research projects held over 20 major presentations in the year 2001. RRI publishes a bi-monthly newspaper, the "Dialysis Times", which has a circulation of over 8,000 and is sent to nephrologists and dialysis facilities in North America and Europe.

RRI owns or has administrative services agreements with over 70 dialysis facilities encompassing approximately 6,300 patients in six states. Many of these facilities function as beta sites for the various research projects. RRI held its third annual "International Conference on Dialysis" in Miami Beach, Florida, in January 2001 attended by over 800 participants from around the world, predominantly nephrologists.

LABORATORY SERVICES continued to be a fundamental and vital part of our dialysis care activities in North America. Operating from laboratories in California and New Jersey, Spectra Renal Management (SRM) performed over 34 million tests in 2001, representing a leading market share of 40% for ESRD-patients in the U.S. SRM provided high-quality laboratory services to over 100,000 patients in over 1,590 dialysis clinics nationwide, a record high for the organization.

SRM continued to pursue standardization efforts and increase automation within its laboratories. In 2001, SRM completed the implementation of Visual LabWorks for non Fresenius Medical Care laboratories. Visual LabWorks is a remote order entry system for laboratory test ordering that enables customers to utilize the latest innovation and technology to order tests more quickly and accurately, to track billing, and remain compliant with all State and Federal regulations.

In addition, SRM continued its commitment to Lia®, the laboratory's proprietary results reporting system. System enhancements resulted in continued timely and accurate result reporting and additional reporting capabilities to facilitate effective patient management.

Best Medical Practices and the Facility Report Card were key quality initiatives in 2001 and will continue throughout 2002. Best Medical Practices provide individual clinics with laboratory testing utilization. On the basis of these Best Medical Practices, nephrologists can compare test utilization against the organization's mean as well as the test utilization patterns recommended by a panel of nephrology experts. The Facility Report Card program tracks specimen integrity in five specific areas and provides corrective action plans for clinics.

DIALYSIS PRODUCTS

In keeping with its tradition of innovative product development, Fresenius Medical Care introduced several products that enhance dialysis therapy and patient care.

Reviewing last year, the introduction of the 2008K hemodialysis machine, On-line Clearance Monitor (OLC) and other innovative elements were incorporated to improve the operator's interface and patient's therapy delivery.

Revenue


$ in millions
3.082
3.602
+17%
2000
2001

The logically designed displays present information in a simplified format that includes easy-to-use graphical displays. The 2008K offers the patient more flexibility in treatment options where specific and individualized requirements can be met. In acute renal therapy, for example, hemodialysis has been the historical standard of therapy. Our engineers and clinicians have adapted the technology for the 2008K hemodialysis delivery system to provide Continuous Renal Replacement Therapy (CRRT). As a result, CRRT offers improved hemodynamic stability and optimal fluid balance in the Intensive Care Units where patients with acute renal failure are treated. Market acceptance and feedback have been positive.

In 2001, the high performance Optiflux™ series dialyzer family was introduced. This dialyzer exhibits a significantly higher frequency to amplitude ratio compared to our standard dialyzers. Biocompatibility and quality were combined with superior performance and those advantages, in the membrane manufacturing technology, made this break-through possible. As a result of this, more patients have been able to achieve their therapy goals. Demand for our Optiflux™ dialyzers grew constantly in 2001, accounting for over 20% of our total dialyzer production in the last quarter of 2001. Our electron beam sterilized dialyzers were introduced in early 2001.

Our peritoneal dialysis therapy in North America still maintains an innovative competitive edge on the market. When the Premier™ Plus Double Bag was launched, market acceptance was quickly realized, and sales rose by approximately 300% in the course of 2000. In 2001, this overwhelming growth rate was consolidated. Integrated in this system is the Safe-lock™ connectology and Snap™ disconnect feature, which results in 50% fewer connections for the patient, and thus a lower risk of infection. The Premier™ Transfer set replenishes the Premier™ Plus Double Bag and thus improves the ease of clamping the extension tubing of a peritoneal dialysis patient's catheter. Here the market acceptance is comparable with the Optiflux™ dialyzer.

For Automated Peritoneal Dialysis (APD) cycling therapy, the Freedom™ Cycler PD+ was upgraded to include a compliance-tracking tool called IQcard™. This program has been evolved to a Windows™-based format. It allows the cycler to monitor the delivered dose of APD therapy and records a full patient treatment history. It is estimated that patient non-compliance with prescribed peritoneal dialysis therapy varies from 11% to 80%. Lack of compliance may be the most significant cause of inadequate dialysis and poor clinical outcomes. Utilization of the IQcard™ program improves therapy and patient compliance.

INTERNATIONAL

CLINICAL QUALITY IN EUROPE

In the International segment, Fresenius Medical Care implemented its own quality management system for all dialysis centers in order to continuously monitor and guarantee the quality of care given to all our patients. The principle of this continuous quality improvement (CQI) is incorporated as part of the quality management system into the provision of dialysis by Fresenius Medical Care. CQI is a well-known and accepted quality assurance program, which constantly investigates ways to improve patient outcomes. Analyses of data and variation in those are required to adapt the process of care. Hence, the first step to CQI is a well-designed system for data collection and monitoring. Following this concept, Fresenius Medical Care developed and implemented the European Clinical Database (EuCliD®).

International-Europe/Middle East/Africa

Market Data[1]	
Total number of patients	~335,000
Patient growth p.a.	5%

[1] Company estimates

Company Data	2001
Number of patients (year-end)	13,850
Number of clinics (year-end)	185
Number of treatments (m)	2.0

This tool is used to collect patient and dialysis related data and simultaneously considers the inhomogeneous local conditions in the European countries. It enables Clinical Management department in Europe, located in Bad Homburg (Germany), to monitor critical aspects of patient care throughout our clinics. The collected clinical and laboratory data allow us to compare and verify the results in our dialysis clinics with internal and external benchmarks and with the results of other national or international renal registries.

At the end of December 2001, almost 16,000 patients from 150 centers located in 7 countries were connected to this system. We intend to include the clinical data of the patients treated in all our European dialysis units. A similar initiative is in place in Latin America where another 12,000 patients from 150 centers in 4 South American countries are monitored regularly with the same tool.

EUROPE / MIDDLE EAST / AFRICA

Building on recent years' development our operative business in Central Europe continued to strengthen, and we expanded our leading market position in the field of dialysis products in 2001. Sales volume growth in Belgium, the Netherlands and Switzerland upheld our market share position despite the current general cost savings, price pressure and hesitation in terms of investments.

We fulfilled the market's requirements for innovative, high-quality products with the successful introduction of our new FX-class dialyzer generation. The new Helixone® membrane defines a new standard in high-flux dialyzers and has further extended our lead in this market segment. The On-line Clearance Monitor (OCM) option for our 4008 series hemodialysis machines has been established as a commonly accepted method. The introduction of this highly innovative product helped us to consolidate and raise our sales figures in an otherwise declining market segment for hemodialysis machines.

Furthermore, the GENIUS® therapy system has developed to a clearly established treatment modality for chronic and acute renal replacement therapies. Over 1,000 patients, i.e. more than 2% of the total German hemodialysis population, are receiving on-going treatment with this system. The first GENIUS® dialysis unit outside Germany was installed in Belgium. The newly created sales force for acute dialysis, which especially focuses on intensive care units, was able to acquire new market shares for the Company. Clinical testing of the new acute multiFiltrate device was finished according to plan. The very positive customer response to this new device encourages us to expect positive contributions to our sales figures from this product in 2002.

The new liver support device with the brand name Prometheus® was successfully used for initial clinical trials, and sales are expected after the currently performed clinical studies.

In 2001, we developed and introduced an electronic ordering system to support the increased customer demand. This gives both clients and employees an overview of the entire product range, requirements, availability and delivery rates. Momentarily this electronic business center is only operable in Germany but other countries will follow as soon as possible. We do not expect the general market situation to change for the better in 2002. We still expect our own positive developments to continue in this region.

The on-going completion of our dialysis products and the broadening of our dialysis services are still our main emphasis in our business developments in Western Europe.

With a market share of more than 50%, Fresenius Medical Care is the market leader in Spain on the hemodialysis segment. We were operating 48 dialysis clinics with approximately 3,800 patients at the end of 2001. The full integration of new acquisitions and the implementation of our sleep·safe® were the main issues we worked on in the year under review. The introduction of the FX-class dialyzers has been successfully completed and now accounts for around 50% of all treatments. The Portuguese market experienced strong competition but, nevertheless, our number of patients has increased by nearly 8% to approximately 2,840 patients. The new FX-class was used for nearly 80% of all treatments. In the U.K., we continued to further strengthen our position as market leader in dialysis care and dialysis product business. The conversion of all clinics to the FX 60 dialyzers brought further success on the British market, intensified by the introduction of the 4008S machine. Last year's market share for Fresenius Medical Care peritoneal dialysis was approximately 18%. Further goals for 2002 include the launch of our multiFiltrate for acute dialysis, our peritoneal dialysis system in Southern Ireland and the implementation of our new electronic ordering system.

Within the last three years, we have realized a 10% compounded annual sales increase in hemodialysis - products and services - in Italy, even though the general business climate is tending to price reductions. The number of patients in our dialysis clinics has successfully increased in the year under review and will reach 1,000 patients in 2002. Peritoneal dialysis patients have reached a record number, and we are confident that we can continue this growth in the coming year.

Due to 3 newly acquired clinics and a slight increase of reimbursement rates, sales in France grew in dialysis care. We now offer hemodialysis services to approximately 830 patients. The launch of peritoneal dialysis products should help us to maintain our growth rate. Furthermore, we intend to enlarge the number of clinics through new acquisitions.

The political transition process in Eastern Europe should lead to further business opportunities in 2002. Most of these countries see an EU membership as a mid- to long-term target. A privatization scheme has to be initiated in these specific markets, which should give us the chance to gain an even higher market share in the future. Major acquisition opportunities materialized during the economic crisis in Turkey, where we bought 11 clinics.

Revenue


$ in millions
799
+9%
730
2000
2001

In addition, we introduced our FX-class dialyzers and OCM modules to our local product portfolio and implemented our EuCliD® software in our Eastern European dialysis centers. It is our aim for 2002 to defend our market leadership position and to create synergies between our Eastern European subsidiaries in the dialysis services to save administrative, marketing and service costs and to share sales and marketing tools.

In the Middle East and Africa, the market was characterized by an increase of hemo- and peritoneal dialysis patients. As South Africa is the most promising area, we will focus on this region by strengthening its local structures to secure continued growth and to maintain our market leadership.

HOLIDAY DIALYSIS INTERNATIONAL (HDI) is a free service for all patients who wish to book dialysis sessions anywhere in the world and require the high quality of FMC's equipment and disposable products. Now in its third year of operations, HDI more than doubled the number of holiday dialysis bookings during the year. Through its website www.hdi-travel.com HDI enables on-line bookings to over 1,000 clinics worldwide and arranges local travel, transport and medical services according to individual patients' needs. Since its inception, 50,000 brochures offering specific resorts and package offers have been mailed to hospitals, clinics and individual patients in Europe, the U.S. and Japan. During 2001, HDI successfully upgraded its software program/database in order to assure a smoother and more efficient booking service to patients world-wide.

ASIA-PACIFIC

SERVICE-ORIENTED ORGANIZATION AND SIGNIFICANT GROWTH IN ASIA-PACIFIC

Activities in the Asia-Pacific region continue to be aimed at developing a more service-oriented organization emphasizing pre- and after-sales services, clinical training and dialysis care. All four operating regions - Japan, Greater China, Central and South Asia - performed well and grew significantly, and thus allowed us to gain market shares in almost every segment. Due to the different development phases of the market within these regions, our strategic approach is generally defined on a country or sub-regional basis.

Of special focus in 2001 was the expansion of our Dialysis Care activities under the organization of NephroCare Asia Pacific (www.nephrocareasia.com). It is specialized in providing highly-advanced dialysis therapies and a complete range of customized management services for dialysis service providers. The number of independent dialysis units operated and managed throughout the Asia-Pacific region was significantly increased during 2001.

Several important steps were taken to expand production capacity. Our production site for hollow fiber membranes in Japan underwent significant expansion work and thus doubled its production capacity. In the field of peritoneal dialysis, we opened a plant for a full range of Continuous Ambulatory Peritoneal Dialysis (CAPD) products based on the stay·safe® system in Buzen (Japan). To further strengthen our peritoneal dialysis business we started production of the newly developed A.N.D.Y.®-disc system in Thailand.

In Japan, the most profitable market in the region, we operate through two corporate entities: Fresenius Medical Care Japan, our fully-owned subsidiary, and Fresenius Kawasumi, a joint venture with our partner, Kawasumi Laboratories. Together, they serve the market with a complete range of Fresenius Polysulfone® dialyzers which are either produced domestically or imported from Germany. Despite domestic competitors, our total dialyzer share in the market increased by about 15% in 2001. Sales of our 4008 hemodialysis system have significantly exceeded market growth since being launched in 2000. Our strategy is to develop into a full service Company in Japan, and become a comprehensive provider in both the hemo- and peritoneal dialysis market segments.

From July the stay·safe®, and from December, the sleep·safe™ solutions were produced in the newly opened plant for peritoneal dialysis products in Japan. To complete our range, we launched our sleep·safe™APD system in autumn 2001. NephroCare Japan was established as a third business unit in early 2001 to assist in clinic management and prepare Fresenius Medical Care for potential regulatory changes that would allow us to make a more direct contribution to the provision of dialysis care. A number of continuous training and education programs for employees introduced in 2001 will further improve our competitiveness on the market that offers the world's highest prevalence of treated ESRD-patients.

International - Asia Pacific

Market Data[1]	
Total number of patients	~366,000
Patient growth p.a.	7-8%

[1] *Company estimates*

Company Data	2001
Number of patients (year-end)	1,930
Number of clinics (year-end)	25
Number of treatments	200,000

In Greater China, product sales remained the dominant part of our business in 2001 with continued volume growth and increased market shares in Taiwan, China and Hong Kong. We are able to achieve a growth rate which was twice as high as the market growth and we continued to expand profitability appreciably. Taiwan, the main market, contributes half of total sales revenue in the sub-region and has successfully gained more market share in hemodialysis products. NephroCare Taiwan continued to expand its service offering and is now providing management services for clinics treating approximately 650 dialysis patients. Co-operations have been established with hospitals to provide management services and product supplies. In Hong Kong, we continued to maintain our market leadership in hemodialysis and enlarged our peritoneal dialysis coverage.

For the year 2002 and beyond, we will proceed to serve the hemodialysis markets, while expanding our peritoneal dialysis and NephroCare business in Greater China.

Training and education programs for our employees and distributors on a regular basis will help to reach these goals. At the beginning of 2002, we plan to establish a subsidiary in China, replacing our representative office, so that we can target the future potential growth of the Chinese market. Our goal is to develop into a full service provider by increasing our product portfolio and co-operating with dialysis centers in hospitals. In Taiwan, our growth strategies are to enlarge our NephroCare services through selected acquisitions, extended management service and to expand our hemo and peritoneal dialysis product portfolios. In Hong Kong, we will continue to strengthen our organization to expand our dialysis services for products and NephroCare alike.

The year 2001 has been successful in terms of revenues and profits for the Central Asia-Pacific sub-region, which continued to increase two times faster than the average market growth of 10% p.a. This region has subsidiaries in the main markets of South Korea, Thailand and the Philippines. The remaining 14 markets are managed through an exclusive distribution network. Currently in most of these markets, dialysis care reimbursement is limited or non-existent, and dialyzer re-use is practiced. The dialysis prevalence rate ranges from above 500 in Korea to as low as 10 per million population (p.m.p.) in India. During 2001, a new liaison office opened in New Delhi (India) and our service team provides marketing and service backup to our 3 regional distributors and customers. We achieved long-term supply agreements with the most important dialysis care providers and expect to become the leading hemodialysis products company during 2002 on the diversified Indian market. Another milestone for 2002 will be the launch of our new A.N.D.Y.®·disc peritoneal dialysis product line. Three years after the foundation of our subsidiary in South Korea, we realized both a stable increase in hemodialysis business and our ambitious goal to provide service to more than 1,000 peritoneal dialysis patients on this important market. The newly launched stay·safe® balance and sleep·safe™ peritoneal dialysis system should allow us to continue our strong growth. Our service organization will further strengthen its customer focus on peritoneal dialysis with the implementation of the service concept "PD-Serve™". In hemodialysis, it is our strategy to expand our leadership by providing the best dialysis practices through services provided by our regional and local NephroCare team and the expansion of the high-flux market. Fresenius Medical Care Philippines was founded in the 3rd quarter of 2001. Initially the Company will launch the new A.N.D.Y.®·disc system and will further assist our distributor in developing our currently established strong position in hemodialysis products. As on other markets in the Asia-Pacific, the new organization will be developed into a full service provider for hemo- and peritoneal dialysis products and services. For Fresenius Medical Care Thailand, we trust that a 50% market share in hemodialysis products can be achieved in the near future. At the same time, we are confident that a similar goal can be achieved for peritoneal dialysis business through the newly introduced and locally manufactured system A.N.D.Y.®·disc.

In the countries of the South Asian Pacific, we successfully increased our market penetration during 2001.

As anticipated last year, we made significant progress with regards to the number of clinics owned or managed by our NephroCare division. In Australia, we opened 3 new centers while another 2 are under construction and due to open in early 2002. In Singapore, we won an outsourcing contract for one center and started 2 other clinics during 2001. Singapore, Australia and Malaysia have successfully continued to expand their patient numbers in peritoneal



Revenue


$ in millions
175
214
+22%
2000
2001

dialysis. Australia especially has seen Fresenius Medical Care taking on its first major provider contract for peritoneal dialysis patients. As planned, we have progressed with the launch of the new A.N.D.Y.®-disc in all countries and received regulatory approval for most of them. In our existing strong hemodialysis business we have grown well above the market rate. The use of Fresenius Polysulfone® based high-flux dialyzers has been successfully integrated in New Zealand, Malaysia and Indonesia. There is strong demand for hemodialysis machines in Indonesia especially, where the market has shown its appreciation for our continued presence there. In co-operation with the Australian and the Indonesian Societies of Nephrology (ANZSN and Yagina), we founded and now administer the Cross Regional Education and Exchange in Dialysis (CREED) program. Its intention is to build dialysis units and to train and educate physicians, nurses and technicians to enable more patients to access high quality dialysis care.

For 2002, we expect a positive growth effect from the clinics opened during the year under review. Profitability will benefit from an increase in the utilization of capacity in dialysis centers. We will invest in further developing our NephroCare business focusing on Australia and Singapore to achieve this. In addition, we intend to strengthen our local team in Indonesia and broaden our offering to include more clinical and educational services. A strong focus will be on the further expansion of the peritoneal dialysis market and, as a comprehensive provider of home and center-based dialysis therapy, involve all countries of the South Asia Pacific.

LATIN AMERICA

SIGNIFICANT GROWTH IN LATIN AMERICAN MARKETS

In 2001, our Latin America business achieved successful results, with the number of patients treated in our dialysis clinics increasing by 11.7% to 13,400 in the year under review against 11,400 in 2000. Overall sales climbed impressively by 16% to $ 248 million.

International - Latin America

Market Data[1]	
Total number of patients	~130,000
Patient growth p. a.	11%

[1] *Company estimates*

Company Data	2001
Number of patients (year-end)	13,450
Number of clinics (year-end)	160
Number of treatments (m)	1.9

With the integration of the dialysis clinics acquired from Da Vita, Inc. in 2000, we nearly doubled our dialysis care activities in Argentina. Today, the Company offers its services to over 6,000 patients in 78 dialysis clinics all over the country, representing a market share of 35% of the total dialysis population. This comprehensive network is supported by a local production facility for concentrates and bloodlines. In 2001, special focus was given to providing therapies of the highest quality to all patients, following general Company standards and total quality programs. In this respect, an extensive medical database has been established, providing an invaluable monitoring and evaluation tool for better medical outcome. Regarding the political and economic situation from December 2001 onwards, we expect that these developments will have an impact on our 2002 results in Latin America, especially due to the translation effect of local currency into U.S. dollars. Despite theses difficult circumstances, we are still optimistic that we can enlarge our market share. In 2001, we also made significant progress in Brazil, increasing the number of patients treated by 31%. Despite the high devaluation rate of the local currency, the real, we sold more than 1,000 dialysis machines, thereby sustaining our market share of more than 50% in this segment. At the beginning of January 2002, our new production plant in Jaguariúna (Brazil) will produce its first batch of peritoneal dialysis bags A.N.D.Y. Plus®. Additionally, the pilot production of our A.N.D.Y.®-disc system will commence in March.

In Colombia, the number of patients treated also increased by 30%. In line with this considerable development of our business, we enhanced our organizational infrastructure and increased the number of employees to a total of 620 at the end of 2001. At the beginning of the year under review, we began constructing a new plant which will produce the A.N.D.Y.®-disc system while commencing its test production in December. It has already received the Good Manufacturing Practice (GMP) Certification. With the additional capacity of this plant to introduce new products, we will accelerate the expansion of our operations in Columbia and establish ourselves as one of the main distributors of dialysis products on the Andean market.

In Mexico, the Company has maintained its strong market position in the steadily growing hemodialysis product sector, supplying more than 50% of market demand. In 2001, we started operating dialysis clinics either through long-time contracts or as wholly-owned entities, and had treated 380 patients by year-end. De novo clinics are planned for 2002, as is the construction of a production facility in Guadalajara for peritoneal dialysis products and sterile bloodline tubing systems and bags. This will allow us to participate in the world's second largest peritoneal dialysis market.

With almost 6,000 patients in Venezuela, we are responsible for 22% of the total market, representing a growth of 19% in the number of patients compared to the year 2000.

We intend to maintain our leadership in Peru by boosting sales, increasing the local production of concentrates, introducing peritoneal dialysis and, in the mid-term, acquiring our own clinics. Overall, the dialysis market in Latin America is continuing to show very good growth prospects, as the average number of dialysis patients per million population (p.m.p.) is still very low compared to other regions. We expect our business to grow above the market rate as the quality of our dialysis products and services is widely recognized. In 2002 we will be building new clinics and targeting acquisitions that complement our growth strategy.

Revenue


$ in millions
214
244
+14%
2000
2001



SEE THE PRESENT AND CHANGE THE FUTURE.

FINANCIAL STATEMENTS

CONTENTS PAGE

The financial statements of Fresenius Medical Care AG will be included in the consolidated financial statements of Fresenius AG. Fresenius Medical Care AG is therefore not required to prepare consolidated financial statements under German GAAP. Fresenius Medical Care filed an annual report under Form 20-F with the Securities and Exchange Commission (SEC) with additional information on the Company. Fresenius Medical Care's annual report on Form 20-F may be obtained from the Company or by shareholders in the United States by writing to:
ADR Service Center/P.O. Box 8205/Boston, MA 02266/USA/Tel. (800) 997 89 70
The audited financial statements of the Group's holding company, Fresenius Medical Care Aktiengesellschaft, will be published in the German Federal Gazette (Bundesanzeiger) and can be obtained from the Company.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OUR BUSINESS

We are the world's largest kidney dialysis company engaged in both providing dialysis care and manufacturing dialysis products, based on publicly reported revenues and patients treated. We provide dialysis treatment to over 105,000 patients at our 1,400 clinics located in 20 countries. In the U.S., we also provide inpatient dialysis services, therapeutic apheresis, hemoperfusion and other services under contract to hospitals. We also develop and manufacture a complete range of equipment, systems and disposable products for dialysis, which we sell to customers in over 100 countries. We are able to use the information we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors. For the year ended December 31, 2001, we had revenues of $ 4.9 billion, an increase of 15.7% over 2000 revenues. We derived 74% of our revenues in 2001 from our North America operations and 26% from our International operations.

FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

The tables below, "Fresenius Medical Care AG Segment Data," present disaggregated information for our company. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

This section contains forward-looking statements. We made these forward-looking statements based on our management's expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated.

OVERVIEW

We have identified three operating segments, North America, International, and Asia Pacific, that we determined based upon how we operate and manage our businesses. For reporting purposes, we have aggregated the International and Asia Pacific segments as "International." We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments.

Each segment engages primarily in providing kidney dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally the North America segment engages in performing clinical laboratory testing and renal diagnostic services. Our Management Board member responsible for profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States of America.

Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Management believes the most appropriate measure in this regard is earnings before interest and taxes ("EBIT"). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization ("EBITDA") is helpful for investors as a measurement of the segment's and our ability to generate cash and to service financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities.

You should not consider EBITDA to be an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. We believe our EBIT calculation is the functional equivalent of operating income. Because all companies do not calculate EBITDA and EBIT consistently, the presentation herein may not be comparable to other similarly titled measures of other companies.

Our discussion relating to our consolidated financial condition and results of operations for 2001 reflect the effects of the special charge recorded in the fourth quarter of 2001. The discussion of the disaggregated results of operations of the North America segment excludes the effect of that special charge.

OPERATING RESULTS

The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

2001 COMPARED TO 2000

Segment Data

$ in millions	2001	2000
Total revenue		
North America	3,604	3,084
International	1,281	1,156
Totals	**4,885**	**4,240**
Inter-segment revenue		
North America	2	2
International	24	37
Totals	**26**	**39**
Total net revenue		
North America	3,602	3,082
International	1,257	1,119
Totals	**4,859**	**4,201**
EBITDA		
North America	693	652
International	292	264
Special charge for Legal Matters	(258)	-
Corporate	(24)	(2)
Totals	**703**	**914**
Amortization and depreciation		
North America	247	223
International	76	69
Corporate	1	1
Totals	**324**	**293**
EBIT		
North America	446	429
International	216	195
Special charge for Legal Matters	(258)	-
Corporate	(25)	(3)
Totals	**379**	**621**
Interest income	14	9
Interest expense	(237)	(225)
Income tax expense	(91)	(190)
Minority interest	(2)	(3)
Net income	**63**	**212**

Net revenues for the year ended December 31, 2001 increased by 16% (17% at constant exchange rates) to $ 4,859 million from $ 4,201 million for the comparable period in 2000. Net income for the year was $ 63 million as compared to $ 212 million in 2000. Excluding the effects of the special charge for legal matters of $ 258 million recorded in the fourth quarter 2001 and related prior quarter expenses of $ 7 million included in corporate , net income for the year 2001 would have increased by 15% (18% at constant exchange rates) to $ 245 million. Earnings per Ordinary share in 2001 were $ 0.65 compared to $ 2.37 in the prior year. Excluding the effects of the special charge of $ 258 million and related prior quarter expenses, earnings per Ordinary share would have increased by 7% to $ 2.53 in 2001.

At December 31, 2001 we owned, operated or managed 1,400 clinics compared to 1,270 clinics at the end of 2000. During 2001, we acquired 88 clinics with a total of 8,671 patients, opened 74 clinics and disposed of 23 clinics.

The number of patients treated in clinics that we own, operate or manage increased from approximately 91,900 at the end of 2000 to 105,830 at the end of 2001. Approximately 15,200,000 treatments were provided in the year 2001; an increase of 18% from 12,900,000 treatments for the comparable period in 2000. Average revenue per treatment company wide increased from $ 228 to $ 233.

The following discussions pertain to our business segments and the measures we use to manage these segments.

NORTH AMERICA

REVENUE

Net revenue for the North America segment for 2001 grew by 17% from $ 3,082 million to $ 3,602 million. Dialysis care revenue increased by 20% to $ 3,131 million, 10% attributable to base business revenue growth and 10% to acquisitions. The increase in dialysis care revenue resulted primarily from a $ 404 million (15%) increase in the number of treatments, reflecting both base business growth and the impact of 2001 and 2000 acquisitions. Revenue was also favorably impacted by an increase in revenue per treatment of approximately $ 118 million (5%) as a result of increased Medicare reimbursement rates, improved ancillary services and introduction of perfusion services as compared to 2000. For 2001, EPO represented approximately 27% of dialysis care revenue or approximately 24% of total revenue.

Medicare reimbursement rates increased 1.2% as of January 1, 2001 due to legislation passed in January 2000. Additional legislation passed during the fourth quarter 2000 provided for an additional 1.2% rate increase. However, this second increase was delayed until April 1, 2001 at which time rates were increased 1.6% to make up for this delay.

At the end of 2001, approximately 76,600 patients were treated in the 1,030 clinics that we own, operate or manage in the North America segment, compared to approximately 67,900 patients treated in 920 clinics at the end of 2000. The average revenue per treatment excluding laboratory testing revenue increased from $ 261 in 2000 to $ 272 in 2001. Including laboratory testing the average revenue per treatment increased from $ 272 in 2000 to $ 282 in 2001. Dialysis products revenue decreased slightly from $ 473 million to $ 471 million. This is attributable to the continuing growth of the large vertically integrated companies above the normal market growth and the resulting consolidation of the available external market.

EBITDA

EBITDA for the North America segment grew by 6% due to increased treatment volume, improved treatment rates, increased ancillary services and increased earnings from laboratory testing. The EBITDA margin decreased

2%, from 21.2% in 2000 to 19.2% in 2001. This was mainly due to the delayed EDITDA contribution from the Everest acquisition, expenses caused by dialysis services converting from re-use to single use dialyzers, an increase in personnel expenses not fully compensated for by the increase in reimbursement rates, higher bad debt expenses relating to the changes in payor mix and aging, and increased costs to certify new clinics. The lower EBITDA contribution from Everest was caused by transition and integration costs that occurred during the first half of the year.

DEPRECIATION AND AMORTIZATION

Amortization and depreciation decreased slightly as a percentage of revenue to just under 7% in 2001. This was mainly due to the impact of internal revenue growth while amortization and depreciation increased to $ 247 million.

EBIT

EBIT for the North America segment increased by 4% due to the increase in EBITDA. The EBIT margin decreased from 13.9% in 2000 to 12.4% in 2001 due to the same factors causing the decrease in the EBITDA margin.

INTERNATIONAL

REVENUE

Net revenue for the International segment increased by 12% (18% at constant exchange rates) from $ 1,119 million in 2000 to $ 1,257 million in 2001. Acquisitions contributed $ 89 million (8%), approximately $ 42 million in the European region, $ 21 million in the Latin America region and $ 26 million in the Asia Pacific region. Base business growth during the period was 4% (10% at constant exchange rates). Asia Pacific region revenue increased by 22% to $ 214 million (35% at constant exchange rates), and Latin America region revenue increased by 14% to $ 244 million (20% at constant exchange rates). European region revenue increased by 9% from $ 730 million in 2000 to $ 799 million in 2001 (13% increase at constant exchange rates).

Total dialysis care revenue increased by 27% (31% at constant exchange rates) from $ 336 million in 2000 to $ 426 million in 2001. This increase is a result of base business growth increasing approximately $ 37 million (13%), combined with an approximate $ 67 million (18%) increase from acquisitions, offset by an approximate $ 14 million (4%) from exchange rate fluctuations.

At the end of 2001, approximately 29,230 patients were treated at 370 clinics that we own, operate or manage in the International segment compared to 24,000 patients treated at 350 clinics at the end of 2000.

Total dialysis product revenue for 2001 increased by 6% (12% at constant exchange rates) to $ 831 million. Base business increased by approximately $ 70 million (9%) and acquisitions contributed another $ 22 million (3%). Product revenue increase was offset by approximately $ 45 million (6%) due to exchange rate fluctuations.

EBITDA

EBITDA for the International segment for 2001 grew by 11% (15% at constant exchange rates) from $ 264 million to $ 292 million primarily due to the increased revenue noted above. EBITDA margin remained relatively constant at 23% with the negative effect of the financial crisis in Argentina and currency problems in Columbia and Brazil leading to increased bad debt expense and higher cost of goods sold offset by increases in dialyzer and hemodialysis machine sales.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization remained constant at

6% of revenues for 2001 and 2000.

EBIT

EBIT for the International segment for 2001 increased by 11% (15% at constant exchange rates) from $ 195 million to $ 216 million due to the increased EBITDA mentioned above and stable depreciation and amortization as a percentage of revenue. EBIT margin remained relatively constant at 17%, for the same reasons as EBITDA margin described above.

ARGENTINA

Excluding the special charge for legal matters and related prior quarter expenses, our business in Argentina contributed about 2.2% of EBIT and 2.6% of net income in 2001. In January 2002, the Argentine government terminated the fixed exchange rate. On January 11, 2002, currency activity resumed, and the floating exchange rate ranged from 1.6 to 1.7 pesos to 1 U.S. dollar. In accordance with U.S. GAAP, we used the rate of 1.7 pesos to 1 U.S. dollar for purposes of translating Argentine peso financial statements as of December 31, 2001. There was no effect on earnings, since trans-lation losses at year end are deferred in accumulated other comprehensive income.

In Argentina Fresenius Medical Care achieved sales growth of 19% and an earnings after tax growth of 30% in the fiscal year 2001. In 2002, we estimate that there will be a slight negative effect on overall revenue and EBIT due mainly to the devaluation of the peso. Based on information available at the beginning of March, 2002, the Company does not expect impairment issues in the group financial statements relating to its investment in Argentina.

SPECIAL CHARGE FOR LEGAL MATTERS

In the fourth quarter of 2001, the Company recognized a $ 258 million ($ 177 million after tax) special charge to address 1996 merger related legal matters, expected liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers. We did not allocate this special charge of $ 258 million to our North America business segment.

The special charge primarily comprises three major components:

(1) We have assessed the extent of potential liabilities as a result of the W.R. Grace Chapter 11 proceedings. The Company accrued $ 172 million principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of W.R. Grace's Chapter 11 filing. In addition, that amount includes the costs of defending the Company in litigation arising out of W.R. Grace's Chapter 11 filing.

(2) We have entered into an agreement in principle with Aetna Life Insurance Company ("Aetna") to establish a process for resolving our pending litigation with Aetna. The Company has included in the special charge the amount of $ 55 million to provide for settlement obligations, legal expenses and disputed accounts receivable for Aetna and the other litigants. If the Company is unable to settle the pending matters with any of the remaining commercial insurers, whether on the basis of the Aetna agreement in principle or otherwise, the Company believes that this charge reasonably estimates the costs and expenses associated with such litigation.

(3)The remaining amount of $ 31 million mainly represents assets impaired due to litigation.

See also Note 18 "Commitment and Contingencies-Legal Proceedings" in the Consolidated Financial Statements.

CORPORATE

We do not allocate "corporate costs" to our segments in calculating segment EBIT and EBITDA in as much as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, legal fees, etc.

Total corporate EBIT was $ (25) million in 2001 compared to $ (3) million in 2000. EBIT in 2001 was primarily affected by $ 7 million expenses related to 1996 merger related legal matters recorded in quarters prior to the recognition of the special charge and lower foreign currency gains which had a positive impact of $ 12 million in 2000.

INTEREST

Interest expense for 2001 increased by 3% from $ 216 million to $ 223 million compared to the same period in 2000 due to an increase in debt as a result of acquisition spending.

INCOME TAXES

The effective tax rate for the year increased from 46.9% in 2000 to 58.4% in 2001 due to a portion of the special charge for legal matters not being recognized for tax purposes. This was partially offset by a significantly lower German tax rate.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

OPERATIONS

We generated cash from operating activities of $ 424 million in the year ended December 31, 2001 and $ 391 million in the comparable period in 2000, an increase of about 8% over the prior year. Cash from operations was not impacted by the special charge for legal matters as the major part of the charge was non-cash.

INVESTING

Cash used in investing activities decreased slightly from $ 482 million to $ 468 million mainly because of lower cash acquisition payments partly offset by slightly higher net capital expenditures. In 2001, we paid approximately $ 217 million ($ 178 million for the North American segment and $ 39 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics, including the cash portion of the purchase price for Everest. Acquisitions for the comparable period in 2000 were $ 275 million, $ 116 million for the North America segment and $ 159 million for the International segment excluding International segment non-cash acquisitions of $ 14 million.

In addition, capital expenditures for property, plant and equipment net of disposals were $ 251 million for the year ended December 31, 2001 and $ 207 million for the comparable period in 2000. In 2001, capital expenditures were $ 123 million in the North America segment and $ 128 million for the International segment. In 2000, capital expenditures in the North America segment were $ 99 million and $ 109 million in the International segment. The majority of our capital expenditures were used for equipment for new clinics, improvements to existing clinics and expansion of production facilities. Capital expenditures were approximately 5% of total revenue. We expect capital expenditures in the range of 4-5 % of total revenue for 2002.

FINANCING

Net cash provided by financing decreased to $ 43 million in 2001 from $ 156 million in 2000 mostly due to increased repayments of short term borrowings to both related and third party creditors. Cash on hand was $ 62 million at December 31, 2001 compared to $ 65 million at December 31, 2000.

In 2000, we executed definitive agreements with respect to the settlement of the U.S. government investigation. The agreements required net settlement payments totaling approximately $ 387 million in 2000 and $ 86 million in 2001.

In January 2001, we completed the acquisition of Everest. Approximately one third of the purchase price ($ 365 million) was funded by the issuance of 2.25 million Preference shares ($ 99 million) to Everest stockholders. The remaining purchase price was paid with $ 131 million cash and debt assumed ($ 135 million). This debt was subsequently retired using our senior credit facility as described below.

In June 2001 we completed offerings pursuant to Rule 144A and Regulation S under the Securities Act of 1933 of $ 225 million aggregate liquidation amount of dollar-denominated 7 7/8% trust preferred securities due 2011 and € 300 million aggregate liquidation amount of euro-denominated 7 3/8% trust preferred securities due 2011. The net proceeds of the offerings were approximately $ 471 million, which we used to repay outstanding revolving indebtedness under our senior credit facility, to repay short-term debt, including approximately $ 120 million of short-term debt to Fresenius AG, and for general corporate purposes.

Between July 13, 2001 and December 5, 2001 we issued four tranches of senior notes totaling € 128.5 million. The first two tranches were issued on July 13, 2001 with the first for € 80 million with a fixed rate of 6.16% and the second for € 28.5 million with a floating rate, at the time of issue of 5.837%. The third tranche was issued on September 15, 2001 for € 15 million at a floating rate of 5.077% at time of issue. The final tranche was issued on December 5, 2001 for € 5 million at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. The floating interest rates are tied to LIBOR.

Total long-term debt net of current portion at December 31, 2001 increased to $ 736 million from $ 658 million at year-end 2000. This increase was mainly due to higher borrowings under our senior credit facility. Short-term borrowings from related parties decreased from $ 218 million at December 31, 2000 to $ 15 million at December 31, 2001 whereas short term borrowings from third parties decreased from $ 107 million to $ 93 million over the same period.

DIVIDENDS

Consistent with prior years the Company will continue to follow an earnings driven dividend policy. The dividend proposal with respect to 2001 will be calculated on the earnings before the special charge for legal matters. The Managing Board will propose to the Supervisory Board a dividend of € 0.85 per ordinary share (2000: € 0.78) and € 0.91 per preference share (2000: € 0.84) for shareholder approval at the annual general meeting on May 22, 2002. The total expected dividend payment is approximately € 83 million.

LIQUIDITY

Primary sources of liquidity have historically been cash from operations, cash from short term borrowings as well as from long term debt from third parties as well as related parties and cash from issuance of Preference shares. We expect that our primary source of liquidity for 2002 will be from operations. Cash from operations is impacted by the profitability of our business and our working capital, mainly receivables. We believe that cash from operations will be sufficient to cover our capital expenditures and higher working capital needs resulting from base business growth and acquisitions in countries where we experience higher days sales outstanding. The profitability of our business depends on reimbursement rates. 73% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the twelve months ended December 31, 2001, approximately 42% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes may affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. Furthermore, cash from operations depends on the collection of accounts receivable. We may face difficulties in enforcing and collecting accounts receivable under some countries' legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

Cash from short-term borrowings can be generated by using the revolving portion of our senior credit facility, by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long term financing is provided under the senior credit agreement by using the term loan of our Credit Facility and has been provided through the issuance of our trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

Our senior credit agreement and the notes relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our senior credit agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of consolidated EBITDA to fixed charges) and we are obligated to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).

Our senior credit agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends, create liens or make capital expenditures, investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default under the credit agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long term indebtedness. In default, the outstanding balance on the senior credit agreement becomes due.

At December 31, 2001, we had approximately $ 697 million of borrowing capacity available under the revolving portion of our senior credit facility. At February 14, 2002, following our redemption of 9% trust preferred securities due 2006, such borrowing capacity was approximately $ 320 million.

As our senior credit facility will expire on September 30, 2003, it is our intention to negotiate a similar agreement based on our cash requirements. Failure to enter into a new credit facility would have a material adverse effect on our financial condition.

After redemption of $ 360 million aggregate liquidation amount of 9% trust preferred securities on February, 14, 2002, our long-term financing with the remaining trust preferred securities begins to come due in 2008.

National Medical Care, Inc. ("NMC"), our subsidiary, has an asset securitization facility (the "accounts receivable facility") whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the "Transferor"), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. The amount of the accounts receivable facility was last amended on December 21, 2001, when we increased the accounts receivable facility to $ 560 million and extended its maturity to October 24, 2002.

Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable may have a material impact on our capacity to utilize the facility for our financial needs.

Contractual Cash Obligations

$ in thousands	Payments due by period of			
	Total	1 Year	2-5 Years	Over 5 Years
Trust Preferred Securities	1,428,768	360,000	-	1,068,768
Long-term Debt	888,316	159,627	690,625	38,064
Capital Lease Obligations	12,412	5,332	5,244	1,836
Operating Leases	743,716	145,808	448,921	148,987
Unconditional Purchase Obligations	338,314	99,206	239,108	-
Other Long-term Obligations	8,173	8,173	-	-
	3,419,699	778,146	1,383,898	1,257,655

Other Commercial Commitments

$ in thousands	Expiration per period of			
	Total	1 Year	2-5 Years	Over 5 Years
Unused Senior Credit Lines	481,900	-	481,900	-
Other Unused Lines of Credit	63,462	61,186	2,276	-
Standby Letters of Credit	215,554	-	215,554	-
	760,916	61,186	699,730	-

OBLIGATIONS

CRITICAL ACCOUNTING POLICIES

We have identified the following selected accounting policies and issues that we believe are critical to understand the financial reporting risks presented in the current economic environment. These matters and judgments, and uncertainties affecting them, are also essential to understanding our reported and future operating results. See also Note 1 to our Consolidated Financial Statement

RECOVERABILITY OF GOODWILL AND INTANGIBLE ASSETS

The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, patient relationships, tradenames and other. At December 31, 2001, the carrying amount of net intangible assets amounted to $ 3,682 million representing approximately 57% of our total assets. In accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, we review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. As discussed in Note 1 to the Consolidated Financial Statements, any impairment is tested by a comparison of the carrying amount of intangible assets to future net cash flows expected to be generated. If such intangible assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

A prolonged downturn in the healthcare industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing our healthcare services could adversely affect our estimates of future net cash flows in any given country or segment.

Consequently, it is possible that our future operating results could be materially and adversely affected by additional impairment charges related to goodwill.

LEGAL CONTINGENCIES

We are party to litigation relating to a number of areas, including the commercial insurer litigation, OBRA 93, indemnification by W.R. Grace & Co. and Sealed Air Corporation and other litigation arising in the ordinary course of our business as described in Note 18 "Commitments and Contingencies" in our Consolidated Financial Statements. The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.

We regularly analyze current information including, as applicable, our defenses and provide accruals for probable liabilities including the estimated legal expenses to resolve the matters. We use the resources of our internal legal department as well as external lawyers for the assessment. In making the decision, we consider the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss.

If an unfavorable outcome is probable but the amount of loss cannot be reasonably estimated by management, appropriate disclosure is provided, but no contingent losses are accrued. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss may be appropriate.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $ 884.7 million and $ 753.7 million for 2001 and 2000 respectively, net of allowances and after sales of accounts receivable under the accounts receivable facility. The allowances for doubtful accounts were $ 138.1 million and $ 111.2 million for 2001 and 2000 respectively. The majority of the receivables relates to the dialysis service business in North America.

Health care revenues are recognized and billed at amounts estimated to be received under reimbursement arrangements with third party payors. Medicare and Medicaid programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Most non-governmental payors, including contracted managed care payors, are billed at the Company's standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.

Estimates for the allowances for accounts receivable from the dialysis service business are mainly based on past collection history. Specifically, the allowances for the North American operations are based on an analysis of collection experience, recognizing the differences between, payors and aging of accounts receivable. We believe that this analysis provides a reasonable estimate for the allowance for doubtful accounts. From time to time, we review the accounts receivable for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the international segment and the products business are also based on our estimate and consider various factors, including aging, creditor and past collection history.

A significant change in the collection experience, a build up of a backlog in receivable and collection difficulties may adversely affect our estimate of the allowance for doubtful accounts. Consequently, it is possible that our future operating results could be materially and adversely affected by additional bad debt charges.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives will continue to be amortized over their respective estimated useful lives.

We adopted the provisions of SFAS No. 141 immediately, and will adopt SFAS No. 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase method business combination completed after June 30, 2001 is not amortized, but will be evaluated for impairment in accordance with SFAS No 142. *Goodwill and Intangible Assets* acquired in business combinations completed before July 1, 2001 will continue to be amortized until the adoption of SFAS No 142.

Because of the extensive effort needed to comply with adopting SFAS No. 141 and 142, it is currently not practicable to reasonably estimate all impacts of adopting these statements on our financial statements at this time, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle. However, based on our current assumptions and subject to continuing analysis, had SFAS No. 142 been effective January 1, 2001, the Company presently estimates that there would have been a favorable impact to after tax earnings of approximately $ 99 million.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a longlived asset. We are required to adopt SFAS No. 143 for financial statements issued for fiscal years beginning after June 15, 2002. Fresenius Medical Care is currently determining the impact of adopting this statement.

In October of 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 retains the requirement to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. It eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment, and requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until disposed. SFAS No. 144 requires revision of the depreciable life of an asset to be abandoned. Also, all assets to be disposed of by sale are required to be recorded at the lower of carrying amount or fair value less cost to sell and to cease depreciation.

Discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and all interim periods within these years. Fresenius Medical Care is currently determining the impact of adopting this statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

- changes in reimbursement rates;
- intense competition;
- foreign exchange rate fluctuations;
- varying degrees of acceptance of new product introductions;
- technological developments in our industry;
- uncertainties in litigation or investigative proceedings and regulatory developments in the health care sector; and
- the availability of financing.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

REIMBURSEMENT RATES

We obtained approximately 42% of our worldwide revenue for 2001 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

We also obtain a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors' reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

INFLATION

The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations. Amgen Inc., our sole source supplier of EPO, announced a 3.9% increase in its wholesaler acquisition price for EPO effective May 9, 2001. Our purchase contract with Amgen contained pricing protection such that our purchase price for EPO was unaffected by the price increase through December 31, 2001. We are currently in negotiations with Amgen Inc. for a new two year purchase contract for EPO.

MANAGEMENT OF CURRENCY AND INTEREST RATE RISKS

We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the Management Board. We do not contract for financial instruments for trading or other speculative purposes.

We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

FOREIGN CURRENCY EXPOSURE

We conduct our business on a global basis in several major international currencies. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. Consequently, our subsidiaries are exposed to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposures. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

The table below provides information about our foreign exchange forward contracts at December 31, 2001. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts, the weighted average contractual foreign currency exchange rates, and the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2001. All contracts expire within 36 months after the reporting date.

FOREIGN CURRENCY FORWARDS

A summary of the high and low exchange rates for the Deutsche Mark to U.S. dollars and the average exchange rates for the last five years is set forth below. As the Deutsche Mark ("DM") was replaced by the euro ("€") in the foreign exchange markets since the beginning of 1999, the table includes the respective rates for the euro/Dollar quotations which were applied to calculate the respective Deutsche Mark/Dollar values for 1999, 2000, and 2001, using a fixed

Foreign Currency Risk

December 31, 2001 $ in thousands, except average contract rates		2002	2003	2004	Total	Fair Value Dec. 31, 2001
Foreign Currency Forwards						
Purchases of currencies against U.S. dollar						
Euro	Notional Amount	566,245	245,914		812,159	(18,043)
	Average Contract Rate	0.9079	0.8974			
Mexican Peso	Notional Amount	8,401			8,401	492
	Average Contract Rate	9.9992				
Total		**574,646**	**245,914**	**0**	**820,560**	**(17,551)**
Sales of currencies against dollar						
Canadian Dollar	Notional Amount	9,000			9,000	178
	Average Contract Rate	1.5656				
Euro	Notional Amount	8,300			8,300	133
	Average Contract Rate	0.8923				
Total		**17,300**	**0**	**0**	**17,300**	**311**
Other sales of currencies against euro						
Australian Dollar	Notional Amount	4,254			4,254	8
	Average Contract Rate	1.7276				
British Pound	Notional Amount	15,231			15,231	(87)
	Average Contract Rate	0.6140				
Czech Koruna	Notional Amount	5,023			5,023	(348)
	Average Contract Rate	34.3764				
Hungarian Forint	Notional Amount	4,583			4,583	(125)
	Average Contract Rate	259.01				
Japanese Yen	Notional Amount	35,143			35,143	2,039
	Average Contract Rate	107.79				
Korean Won	Notional Amount	16,269			16,269	78
	Average Contract Rate	1,168.91				
New Zealand Dollar	Notional Amount	1,630			1,630	(22)
	Average Contract Rate	2.1571				
Singapore Dollar	Notional Amount	1,334			1,334	(18)
	Average Contract Rate	1.6355				
South African Rand	Notional Amount	451			451	91
	Average Contract Rate	8.7910				
Swiss Franc	Notional Amount	7,425	617		8,042	70
	Average Contract Rate	1.4608	1.4503			
Total		**91,343**	**617**	**0**	**91,960**	**1,686**
Other purchases of currencies against euro						
Australian Dollar	Notional Amount	3,435			3,435	53
	Average Contract Rate	1.7563				
British Pound	Notional Amount	4,631			4,631	74
	Average Contract Rate	0.6185				
Hungarian Forint	Notional Amount	1,140			1,140	1
	Average Contract Rate	245.92				
Japanese Yen	Notional Amount	1,692			1,692	6
	Average Contract Rate	115.61				
New Zealand Dollar	Notional Amount	681			681	32
	Average Contract Rate	2.2311				
Swiss Franc	Notional Amount	3,626			3,626	(20)
	Average Contract Rate	1.4730				
Total		**15,205**	**0**	**0**	**15,205**	**146**
Others		1,689			1,689	(90)

	Year's High	Year's Low	Year's Average	Year's Close
1997 $ per DM	0.6468	0.5299	0.5764	0.5580
1998 $ per DM	0.6256	0.5395	0.5685	0.5977
1999 $ per DM	0.6028	0.5121	0.5449	0.5136
1999 $ per €	1.1790	1.0015	1.0658	1.0046
2000 $ per DM	0.5311	0.4219	0.4722	0.4758
2000 $ per €	1.0388	0.8252	0.9236	0.9305
2001 $ per DM	**0.4880**	**0.4287**	**0.4579**	**0.4506**
2001 $ per €	**0.9545**	**0.8384**	**0.8956**	**0.8813**

conversion rate of DM 1.95583 = € 1.

INTEREST RATE EXPOSURE

We are exposed to changes in interest rates that affect our variable-rate based borrowings. We enter into debt obligations and into accounts receivable financings to support our general corporate purposes including capital expenditures and working capital needs.

Our subsidiary, National Medical Care, has entered into dollar interest rate swap agreements with various commercial banks for notional amounts totaling $ 1,050 million as of December 31, 2001. National Medical Care entered into all of these agreements for purposes other than trading.

The dollar interest rate swaps effectively change National Medical Care's interest rate exposure on the majority of its variable-rate loans under our senior credit agreement ($ 696 million outstanding as of December 31, 2001), loans extended to us by Fresenius AG ($ 15 million outstanding as of December 31, 2001), and the drawdowns under our receivables financing facility (drawn as of December 31, 2001, $ 442 million) to a fixed interest rate of 6.52%. Our accounts receivable financing facility has been reflected in our consolidated financial statements as a reduction to accounts receivable.

The dollar interest rate swap agreements expire at

Dollar Interest Rate Exposure

December 31, 2001 $ in millions	2002	2003	2004	2005	2006	There-after	Totals	Fair Value Dec. 31, 2001
Principal payments on Senior Credit Agreement	150	546	0	0	0	0	696	696
Variable interest rate = 3.21%								
Interest rate swap agreements								
Notional amount		600	250			200	1,050	(67)
Average fixed pay rate = 6.52%		6.58%	6.32%			6.61%		
Receive rate = 3-month $ LIBOR								
Company obligated mandatorily redeemable preferred securities of subsidiaries Fresenius Medical Care Capital Trusts								
Fixed interest rate = 9% issued in 1996	360						360	369
Fixed interest rate = 7.875% issued in 1998						450	450	448
Fixed interest rate = 7.375% issued in 1998 (denominated in DM)						135	135	133
Fixed interest rate = 7.875% issued in 2001						225	225	222
Fixed interest rate = 7.375% issued in 2001 (denominated in euro)						264	264	262

various dates between November 29, 2003 and November 29, 2007. At December 31, 2001, the fair value of these agreements is $ (66.6) million.

The table on the previous page presents principal amounts and related weighted average interest rates by year of maturity for the various dollar interest rate swap agreements and for our significant fixed-rate long-term debt obligations.

Our subsidiary FMC Japan has entered into a Yen denominated interest rate swap agreement with a commercial bank for a notional amount of JPY 1,249 million as of December 31, 2001. This swap changes FMC Japan's interest rate exposure on its variable-rate bank loan (JPY 1,249 million outstanding as of December 31, 2001) to a fixed interest rate of 3.10%. The Yen denominated interest rate swap agreement expires on March 13, 2009. At December 31, 2001, the fair value of this agreement is $ (0.63) million. The terms of the Yen denominated interest rate swap agreement, especially the notional amounts outstanding at any specific point of time, match the terms of the bank loan which has been borrowed from the same bank that is counterparty in the swap agreement. The bank borrowing and the notational amount of the swap agreement will always coincide until March 2009 when the bank debt is completely repaid and the swap expires.

COMPENSATION OF OUR MANAGEMENT BOARD AND SUPERVISORY BOARD

For the year ended December 31, 2001, we paid aggregate compensation to all members of the Management Board of € 2,597,570. The aggregate compensation fees to all members of the Supervisory Board was € 426,000 including compensation to Dr. Krick for his duties as Chairman of the Supervisory Board. We pay an annual retainer fee to each member of the Supervisory Board, with the Chairman paid twice that amount and the Deputy Chairman paid 150% of that amount. This retainer fee was increased from $ 40,000 to $ 60,000 during the third quarter of 2001. We reimburse Supervisory Board members for their reasonable travel and accommodation expenses incurred with respect to their duties as Supervisory Board members. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.

During 2001, we awarded 16,712 options under FMC 98 Plan 1 at an exercise price of € 52.30 to members of the Management Board, none of which are exercisable. At December 31, Management Board members held options to acquire 182,600 Preference shares of which options to purchase 55,333 Preference shares was exercisable at a weighted average exercise price of € 39.76 under FMC 98 Plan 2. We also issued 44,300 options without stock price target at an exercise price of € 58.98 and 38,180 options with stock price target at an exercise price of € 73.72 under the new FMC International 2001 Plan. None of these options was exercisable on December 31, 2001.

At December 31, 2001, a loan granted to a member of our Management Board in the principal amount of $ 2,000,000, bearing interest at 6% per annum, was outstanding.

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS
FRESENIUS MEDICAL CARE AKTIENGESELLSCHAFT,
HOF AN DER SAALE, GERMANY

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care Aktiengesellschaft and subsidiaries (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the two-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Frankfurt am Main, Germany
March 5, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2001 and 2000 $ in thousands, except share data	Note	2001	2000
Net revenue			
Dialysis Care	1i)	3,557,234	2,944,625
Dialysis Products		1,302,084	1,256,713
		4,859,318	**4,201,338**
Cost of revenue			
Dialysis Care		2,521,075	2,040,627
Dialysis Products		699,123	693,966
		3,220,198	**2,734,593**
Gross profit		**1,639,120**	**1,466,745**
Operating expenses			
Selling, general and administrative		966,044	813,997
Research and development	1j)	35,700	31,935
Special charge for Legal Matters		258,159	-
Operating income		**379,217**	**620,813**
Other (income) expense			
Interest income		(14,305)	(9,411)
Interest expense		237,234	195,569
Interest expense on obligation related to 1999 Settlement		-	29,947
Income before income taxes and minority interest		156,288	404,708
Income tax expense	1l)	91,202	189,772
Minority interest		1,732	2,861
Net income		**63,354**	**212,075**
Basic income per Ordinary share		**0.65**	**2.37**
Fully diluted income per Ordinary share		**0.64**	**2.36**
Basic income per Preference share		**0.70**	**2.43**
Fully diluted income per Preference share		**0.69**	**2.42**

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

At December 31, 2001 and 2000 $ in thousands, except share data	Note	2001	2000
Assets			
Current assets			
Cash and cash equivalents	1c), 21	61,572	64,577
Trade accounts receivable, less allowance for doubtful accounts of $138,128 in 2001 and $111,185 in 2000	6	884,727	753,674
Accounts receivable from related parties	4	37,092	46,117
Inventories	7	346,389	320,234
Prepaid expenses and other current assets		222,135	219,715
Deferred taxes	1l), 12	227,214	177,094
Total current assets		**1,779,129**	**1,581,411**
Property, plant and equipment, net	1e), 8	838,583	738,993
Intangible assets, including goodwill, net	1f), 9	3,682,023	3,475,056
Deferred taxes	1l), 12	35,192	27,205
Other assets		181,083	156,288
Total assets		**6,516,010**	**5,978,953**
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable		198,287	203,374
Accounts payable to related parties	4	80,454	77,823
Accrued expenses and other current liabilities	10	409,047	391,640
Accrual for special charge for Legal Matters	3	221,812	-
Note payable related to 1999 Settlement	2	-	85,920
Short-term borrowings	11	93,411	106,592
Short-term borrowings from related parties	4b)	15,005	218,333
Current portion of long-term debt and capital lease obligations	11	164,959	168,231
Income tax payable	1l), 12	176,249	117,572
Deferred taxes	1l), 12	17,999	20,967
Total current liabilities		**1,377,223**	**1,390,452**
Long-term debt and capital lease obligations, less current portion		735,769	657,832
Other liabilities		123,845	31,464
Pension liabilities	13	70,582	69,970
Deferred taxes	1l), 12	142,846	176,487
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	14	1,428,768	952,727
Minority interest	15	20,233	21,271
Total liabilities		**3,899,266**	**3,300,203**
Shareholders' equity			
Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 26,176,508 issued and outstanding		69,512	63,644
Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding		229,494	229,494
Additional paid-in capital		2,735,265	2,634,606
Retained deficit		(58,452)	(56,024)
Accumulated other comprehensive loss		(359,075)	(192,970)
Total shareholders' equity	16	**2,616,744**	**2,678,750**
Total liabilities and shareholders' equity		**6,516,010**	**5,978,953**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001 and 2000 $ in thousands	Note	2001	2000
Operating Activities			
Net income		63,354	212,075
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:			
Depreciation and amortization		323,503	292,854
Change in deferred taxes, net		(46,401)	76,934
Loss (gain) on sale of fixed assets		1,010	(289)
Compensation expense related to stock options	1s), 17	1,153	3,980
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of			
Trade accounts receivable, net	6	(117,093)	(174,333)
Inventories	7	(30,201)	(23,007)
Prepaid expenses, other current and non-current assets		(28,462)	(8,285)
Accounts receivable from/ payable to related parties		8,854	(18,801)
Accounts payable, accrued expenses and other current and non-current liabilities		183,992	(20,689)
Income taxes payable	1l), 12	64,539	50,827
Net cash provided by operating activities		424,248	391,266
Investing Activities			
Purchases of property, plant and equipment	1e), 8	(275,225)	(228,037)
Proceeds from sale of property, plant and equipment	1e), 8	24,195	20,724
Acquisitions and investments, net of cash acquired	5, 21	(216,711)	(274,530)
Net cash used in investing activities		(467,741)	(481,843)
Financing Activities			
Proceeds from short-term borrowings	11	117,896	38,416
Repayments of short-term borrowings	11	(140,420)	(32,609)
Proceeds from short-term borrowings from related parties	4b)	20,588	26,000
Repayments of short-term borrowings from related parties	4b)	(223,566)	(141,000)
Proceeds from long-term debt	11	465,906	255,224
Principal payments of long-term debt and capital lease obligations	11	(517,877)	(221,739)
Payments on obligation related to 1999 Settlement	2	(85,920)	(386,815)
Proceeds from issuance of trust preferred securities	14	470,598	-
Proceeds from issuance of preference shares	16	-	556,958
(Decrease) increase of accounts receivable securitization program	6	(3,464)	111,402
Proceeds from exercise of stock options	17	6,391	885
Dividends paid	16	(65,782)	(51,229)
Change in minority interest		(853)	139
Net cash provided by financing activities		43,497	155,632
Effect of exchange rate changes on cash and cash equivalents		(3,009)	(35,238)
Cash and Cash Equivalents			
Net (decrease) increase in cash and cash equivalents		(3,005)	29,817
Cash and cash equivalents at beginning of period		64,577	34,760
Cash and cash equivalents at end of period		**61,572**	**64,577**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2001 and 2000 ($ in thousands, except share data)	Note	Ordinary Shares Number of Shares	Ordinary Shares No par Value	Preference Shares Number of Shares	Preference Shares No par Value
Balance at December 31, 1999		**70,000,000**	**229,494**	**9,023,341**	**27,623**
Issuance of Preference shares	16			14,724,359	35,980
Proceeds from exercise of options	17			17,393	41
Compensation expense related to stock options					
Dividends paid					
Comprehensive income:					
Net income					
Foreign currency translation adjustment					
Comprehensive income					
Balance at December 31, 2000		**70,000,000**	**229,494**	**23,765,093**	**63,644**
Issuance of Preference shares	16			2,250,000	5,498
Proceeds from exercise of options	17			161,415	371
Compensation expense related to stock options					
Dividends paid					
Comprehensive income (loss):					
Net income					
Other comprehensive loss related to cash flow hedges					
Foreign currency translation adjustment					
Comprehensive loss					
Balance at December 31, 2001		**70,000,000**	**229,494**	**26,176,508**	**69,512**

For the years ended December 31, 2001 and 2000 ($ in thousands, except share data)	Note	Additional paid in capital	Retained earnings (deficit)	Accumulated other comprehensive loss: Foreign currency translation	Accumulated other comprehensive loss: Cash Flow Hedges	Total
Balance at December 31, 1999		**2,097,480**	**(216,870)**	**(135,410)**		**2,002,317**
Issuance of Preference shares	16	532,302				568,282
Proceeds from exercise of options	17	844				885
Compensation expense related to stock options		3,980				3,980
Dividends paid			(51,229)			(51,229)
Comprehensive income:						
Net income			212,075			212,075
Foreign currency translation adjustment				(57,560)		(57,560)
Comprehensive income						154,515
Balance at December 31, 2000		**2,634,606**	**(56,024)**	**(192,970)**	**-**	**2,678,750**
Issuance of Preference shares	16	93,485				98,983
Proceeds from exercise of options	17	6,020				6,391
Compensation expense related to stock options		1,153				1,153
Dividends paid			(65,782)			(65,782)
Comprehensive income (loss):						
Net income			63,354			63,354
Other comprehensive loss related to cash flow hedges					(50,683)	(50,683)
Foreign currency translation adjustment				(115,422)		(115,422)
Comprehensive loss						(102,751)
Balance at December 31, 2001		**2,735,265**	**(58,452)**	**(308,392)**	**(50,683)**	**2,616,744**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$ in thousands, except share data

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fresenius Medical Care AG and subsidiaries ("FMC" or the "Company"), is an integrated provider of kidney dialysis products and dialysis care. FMC was created by conversion of Sterilpharma GmbH, a limited liability company incorporated in 1975, into a stock corporation (Aktiengesellschaft). The resolutions for this conversion were adopted by a shareholder meeting on April 17, 1996. On September 30, 1996, FMC initiated a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace & Co. ("W.R. Grace"). Pursuant to that Agreement, Fresenius AG contributed Fresenius Worldwide Dialysis or FWD, its global dialysis business, including its controlling interest in Fresenius USA, Inc. ("FUSA"), in exchange for Fresenius Medical Care AG Ordinary shares. Thereafter, FMC acquired:

(i) all of the outstanding Common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for Ordinary shares; and

(ii) the publicly-held minority interest of Fresenius USA, Inc., in exchange for Ordinary shares.

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

The consolidated financial statements include all material companies in which the Company has legal or effective control. All significant intercompany transactions and balances have been eliminated. The equity method of accounting is used for investments in associated companies (20% to 50% owned). All other investments are accounted for at cost.

All assets acquired and liabilities assumed are recorded at fair value. For business combinations accounted for under the purchase method before June 30, 2001, any excess of the purchase price over the fair value of net assets acquired is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations,* in connection with SFAS No. 142 *Goodwill and Intangible Assets,* goodwill arising from business combinations accounted for as a purchase after June 30, 2001 is no longer amortized.

b) Classifications

Certain items in prior years' consolidated financial statements have been reclassified to conform with the current year's presentation.

c) Cash and Cash Equivalents

Cash and cash equivalents represent cash and certificates of deposit with original maturity dates of three months or less at origination.

d) Inventories

Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value.

e) Property, Plant and Equipment

Property, plant, and equipment are stated at cost. Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease. The cost and accumulated depreciation of assets sold or otherwise disposed are removed from the accounts, and any resulting gain or loss is included in income when the assets are disposed. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 11 years and 3 to 15 years for machinery and equipment with a weighted average life of 7 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2001 and 2000 was, $ 3,532 and $ 1,205, respectively.

f) Intangible Assets

In accordance with SFAS No. 141, *Business Combinations* and SFAS No. 142 *Goodwill and Other Intangibles,* goodwill and identifiable intangibles with indefinite lives from business combinations consummated after June 30, 2001 are not amortized whereas other identified intangibles are amortized. See "Recent Pronouncements."

For business combinations consummated on or before June 30, 2001, goodwill and identifiable assets are amortized. The Company adopted the following useful lives and amortizes intangible assets using the straight-line method: goodwill - 20 to 40 years with weighted average life of 36 years; tradename and patents - 6 to 40 years with weighted average life of 37 years; patient relationships, distribution rights and other intangible assets - over the estimated period to be benefited, generally from 5 to 40 years with a weighted average life of 9 years.

g) Derivative Financial Instruments

The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* on January 1, 2001. The Company utilizes derivative financial instruments including forward currency contracts and interest rate swaps. SFAS No. 133 requires all derivatives to be recognized as assets or liabilities at fair value.

Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of the forecasted transaction, and in the same period as the forecasted transaction affects earnings.

Changes in the fair value of interest rate swaps that are designated as cash flow hedges and effectively convert variable interest payments into fixed interest payments are reported in accumulated other comprehensive income. The interest rate agreements are accounted for on an accrual basis, i.e. the interest payable and the interest rate receivable under the terms of the swaps are accrued and recorded as an adjustment to the interest or related expense of the designated liability or obligation.

Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date at amounts computed by reference to the respective interest rate swap contract. Realized gains and losses that occur from the early termination or expiration of contracts are deferred and recorded in income over the remaining period of the original swap agreement. Gains and losses arising from interest differential on contracts that hedge specific borrowings are recorded as a component of interest expense over the life of the contract. In the event the hedged asset or liability is terminated, sold, or otherwise disposed of, the timing of the gain or loss on the interest rate swap would be matched with the offsetting gain or loss of the related item.

h) Foreign Currency Translation

For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. The Company follows the provisions of SFAS No. 52, *Foreign Currency Translation.* Substantially all assets and liabilities of the parent company and all non-U.S. subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at exchange rates prevailing during the year. Adjustments for foreign currency translation fluctuations are excluded from earnings and are included in other comprehensive income.

Gains and losses resulting from the translation of intercompany borrowings, which are not considered equity investments, are included in selling, general and administrative expense. Transaction gains amounted to $ 3,892 and $ 18,370 for 2001 and 2000, respectively.

i) Revenue Recognition Policy

Health care revenues are recognized on the date services and related products are provided and the payor is obligated to pay at amounts estimated to be received under reimbursement arrangements with these third party payors. Medicare and Medicaid programs are billed at predetermined net realizable rates per treatment that are established by statute or regulation. Most non-governmental payors, including contracted managed care payors, are billed at our standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.

Product revenues are recognized when title to the product passes to the customers either at the time of shipment, upon receipt by the customer or upon any other terms that clearly define passage of title. As product returns are not typical, no return allowances are established. In the event a return is required, the appropriate reductions to sales, accounts receivables and cost of sales are made.

j) Research and Development expenses

Research and development expenses are expensed as incurred.

k) Legal Costs

The Company accrues for loss contingencies when they are probable and can be reasonably estimatible. Included in the Company's accrual is an estimate of the legal costs associated with the contingencies.

l) Income Taxes

In accordance with SFAS No. 109, *Accounting for Income Taxes,* deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Prior to the German tax law change in 2000, deferred taxes in Germany were calculated using the "undistributed earnings" tax rate (see Note 12).

m) Impairment

In accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* the Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company considers various valuation factors including discounted cash flows, fair values and replacement costs to assess any impairment of goodwill and other long-lived assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

n) Debt Issuance Costs

Costs related to the issuance of debt are amortized over the term of the related obligation.

o) Self-Insurance Programs

A major subsidiary of the Company is self-insured for professional, product and general liability, auto and worker's compensation claims up to predetermined amounts above which third-party insurance applies. Estimates are made for both reported and incurred but not reported claims.

p) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

q) Concentration of Credit Risk

The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to health care providers throughout the world, and in providing kidney dialysis treatment, clinical laboratory testing and other medical ancillary services. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral.

A significant percentage of the Company's health care services revenues are paid by and subject to regulations under governmental programs, primarily Medicare and Medicaid, health care programs administered by the United States government.

r) Earnings per Preference share and Ordinary share

Basic net income (loss) per Preference share and basic net income (loss) per Ordinary share for all years presented have been calculated using the two-class method required under U.S. GAAP based upon the weighted average number of Ordinary and Preference shares outstanding. Basic earnings per share are computed by dividing net income (loss) less preference amounts and distributions earned by convertible investment securities by the weighted average number of Ordinary shares and Preference shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive Ordinary shares and Preference shares that would have been outstanding during the year.

The awards granted under the FMC stock incentive plans (see Note 17), are potentially dilutive equity instruments.

s) Stock Option Plans

The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date. For stock incentive plans which are performance based, the Company recognizes compensation expense over the vesting periods, based on the then current market values of the underlying stock. In addition, the Company has adopted the disclosure only provisions required by SFAS No. 123, *Accounting for Stock-Based Compensation.*

t) Recent Pronouncements

In July 2001, the Financial Accounting Standards

Board issued SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No.141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives will continue to be amortized over their respective estimated useful lives.

The Company adopted the provisions of SFAS No. 141 on July 1, 2001, and will adopt SFAS No. 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 is not amortized, but will be evaluated for impairment. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continue to be amortized prior to the adoption of SFAS No. 142.

Because of the extensive effort needed to comply with adopting SFAS No. 141 and 142, it is currently not practicable to reasonably estimate all impacts of adopting these statements on our financial statements at this time, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle. However, based on our current assumptions and subject to continuing analysis, had SFAS No. 142 been effective January 1, 2001, the Company presently estimates that there would have been a favorable impact to after tax earnings of approximately $ 99 million.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company is required to adopt SFAS No. 143 for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently determining the impact of adopting this statement.

In October of 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 retains the requirement to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. It eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment, and requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until disposed. SFAS No. 144 requires the depreciable life of an asset to be abandoned to be revised. Also, all assets to be disposed of by sale are required to be recorded at the lower of carrying amount or fair value less cost to sell and to cease depreciation. Discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur.

The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and all interim periods within these years. The Company is currently determining the impact of adopting this statement.

2. SPECIAL CHARGE FOR 1999 SETTELMENT

On January 18, 2000, Fresenius Medical Care Holdings, Inc. ("FMCH"), National Medical Care, Inc. ("NMC") and certain other affiliated companies executed definitive agreements with the United States Government to settle (i) matters concerning violations of federal laws then under investigation and (ii) National Medical Care, Inc.'s claims with respect to outstanding Medicare receivables for intradialytic parenteral nutrition therapy (collectively, the "Settlement"). In anticipation of the Settlement, the Company recorded a special pre-tax charge against its consolidated earnings in 1999 totaling $ 601,000 ($ 419,000 after tax).

In 2001, the FMCH made final payment to the U.S. Government of $ 85,900 pursuant to the Settlement. In addition, FMCH received a final payment of $ 5,200 in the first quarter of 2001 from the U.S. Government, related to FMCH's claims for outstanding Medicare receivables. The letter of credit purchased to securitize the settlement payment obligation, was closed out with the last payment.

3. SPECIAL CHARGE FOR LEGAL MATTERS

In the fourth quarter of 2001, the Company recorded a $ 258,159 ($ 177,159 after tax) special charge to address 1996 merger related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers (Note 18). In January 2002, the Company reached an agreement in principle to resolve pending litigation with Aetna Life Insurance Company (Aetna). The special charge is primarily comprised of three major components relating to (i) the W.R. Grace bankruptcy, (ii) litigation with commercial insurers and (iii) other legal matters.

The Company has assessed the extent of potential liabilities as a result of the W.R. Grace Chapter 11 proceedings (Note 18). The Company accrued $ 172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of W.R. Grace's Chapter 11 filing. In addition, that amount includes the costs of defending the Company in litigation arising out of W.R. Grace's Chapter 11 filing.

The Company has entered into an agreement in principle with Aetna to establish a process for resolving its pending litigation (note 18). The Company has included in the special charge the amount of $ 55,489 to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable for Aetna and the other commercial litigants. If the Company is unable to settle the pending matters with any of the remaining commercial insurers, whether on the basis of the Aetna agreement in principle or otherwise, the Company believes that this charge reasonably estimates the costs and expenses associated with such litigation.

The remaining amount of $ 30,636 was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defence and resolution of the legal matters. See also Note 18- "Commitment and Contingencies- Legal Proceedings."

4. RELATED PARTY TRANSACTIONS

a) Shared Services

Fresenius AG, the majority shareholder, historically provided services to and incurred costs on behalf of the Company. The Company entered into service agreements with Fresenius AG and certain affiliates of Fresenius AG to continue to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, legal and environmental consultation and administration insurance, central purchasing, tax services and treasury services. In the opinion of management, such expenses are indicative of the actual expenses that would have been incurred if the Company had been operating as an independent entity.

For the years 2001 and 2000, amounts charged from Fresenius AG to FMC under the terms of the agreement are $ 19,117 and $ 19,947, respectively. FMC also provides certain services to Fresenius AG and certain affiliates of Fresenius AG, including research and development, plant administration, patent administration and warehousing. FMC charged amounts of $ 6,134 and $ 9,984 for services rendered to Fresenius AG in 2001 and 2000, respectively.

Related party transactions pertaining to services performed between affiliated entities are recorded as accounts receivable or payable to related parties. At December 31, 2001 and 2000 FMC had accounts receivable from related parties of $ 37,092 and $ 46,117 respectively. The FMC accounts payable to related parties at December 31, 2001 and 2000 were $ 80,454 and $ 77,823, respectively.

Under operating lease agreements entered into with Fresenius AG, FMC paid Fresenius AG approximately $ 9,239 and $ 9,472 during 2001 and 2000, respectively. The majority of the leases expire in 2005 with options for renewal.

b) Financing Provided by Fresenius AG

At December 31, 2001, the Company had short-term loans outstanding of $ 15,000, which bore interest at a LIBOR rate plus a margin, which together was 2.73% at year end. At December 31, 2000, the Company had short-term loans outstanding of $ 215,934, of which $ 209,000 bore interest at varying interest rates between 7.35% and 7.38%. The remaining loans bore interest at a rate of 4%. Interest expense on these borrowings was, $ 6,887 and $ 18,571 for the years 2001 and 2000, respectively.

c) Products

During the years ended December 31, 2001 and 2000, the Company recognized sales of $ 24,063 and $ 28,076, respectively, to non-FMC businesses of Fresenius AG. During 2001 and 2000, the Company made purchases from Fresenius AG and affiliates in the amount of $ 19,703 and $ 25,547, respectively.

d) Other

During 1999, the Company granted to a member of the Management Board a five-year unsecured loan of $ 2,000 with interest at 6.0% per annum. Only interest is due during the first four years of the term, with both principal and interest due in the fifth year. The Company may call the loan at any time and the loan can be repaid without penalty, at any time during the period of the loan.

A member of the Company's Supervisory Board is a partner in a law firm which provided services to the Company. The Company paid the law firm approximately $ 368 and $ 580 in 2001 and 2000, respectively.

A member of the Company's Supervisory Board is the chairman of the Management Board of a bank that served as one of two joint global coordinators of a public offering of Preference shares conducted by the Company in 2000. The Company paid the bank $ 10,438 in underwriting discounts and commissions in 2000. In 2001, affiliates of the bank served as co-lead manager in the dollar-denominated tranche, and as an initial purchaser in the euro-denominated tranche, of a global offering of trust preferred securities. The Company paid fees and commissions of $ 6,808 in total to the coordinators of the offering. The bank is also a lender and one of the Managing Agents under the Company's senior credit agreement (Note 11).

The Chairman of the Company's Supervisory Board and former Chief Executive Officer of FMC are members of the Management Board of Fresenius AG, the majority holder of FMC`s Ordinary shares.

5. ACQUISITIONS AND INVESTMENTS

The Company acquired certain health care and distribution facilities and other investments for a total consideration of $ 461,079 and $ 288,144, in 2001 and 2000, respectively. In 2001, consideration consisted of cash of $ 216,711, assumed debt of $ 144,889 and $ 99,479 in Preference shares issued. In January 2001, the Company acquired Everest Healthcare Services Corporation ("Everest") for $ 365,000. The Everest operations acquired consist of approximately 70 clinic facilities providing dialysis therapy to approximately 6,800 patients in the eastern and central United States. Approximately $ 99,000 was funded by the issuance of 2.25 million Fresenius Medical Care AG Preference shares to the Everest shareholders. The remaining purchase price was paid with $ 131,000 cash and assumption of $ 135,000 of debt.

In 2000, consideration consisted of cash of $ 274,530 and notes for $ 13,614. Acquisitions in 2000 included the purchase of substantially all of the international and non-continental U.S. operations of Total Renal Care Holdings, Inc. ("TRC"). The purchase price for these operations was $ 145,000.

All acquisitions have been accounted for as purchase transactions and, accordingly, are included in the results of operations from the dates of acquisition. The excess of the total acquisition costs over the fair value of the tangible net assets acquired was $ 367,000 and $ 196,000 for 2001 and 2000, respectively.

6. SALE OF ACCOUNTS RECEIVABLE

NMC, a subsidiary of the Company, has an asset securitization facility (the "accounts receivable facility") whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the "Transferor"), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. NMC Funding Corporation is not consolidated as it does not meet the control criteria of SFAS No. 140. The retained interest in accounts receivable is reflected on the face of the balance sheet net of uncollectable accounts to approximate fair value. NMC has a servicing obligation to act as a collection agent on behalf of the Transferor. The amount of the accounts receivable facility was last amended on December 21, 2001, when the Company increased the accounts receivable facility to $ 560,000, and extended its maturity to October 24, 2002.

At December 31, 2001 and 2000, $ 442,000 and $ 445,000, respectively, had been received pursuant to such sales and are reflected as reductions to accounts receivable. The Transferor pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The effective interest rate was approximately 2.38% at year-end 2001. Under the terms of the agreement, new interests in accounts receivable are sold as collections reduce previously sold accounts receivable. The costs related to such sales are expensed as incurred and recorded as interest expense and related financing costs. There were no gains or losses on these transactions.

7. INVENTORIES

As of December 31, 2001 and 2000, inventories consisted of the following:

Inventories

$ in thousands	2001	2000
Raw materials and purchased components	67,415	73,244
Work in process	23,744	22,231
Finished goods	181,846	160,358
Health care supplies	73,384	64,401
Inventories	**346,389**	**320,234**

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $ 338,000 of materials, of which $ 99,000 is committed at December 31, 2001 for fiscal year 2002. The terms of these agreements run 2 to 5 years. Inventories as of December 31, 2001 include approximately $ 20,234 of EPO which is supplied by a single source supplier in the United States.

Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company. In 2001, revenues from EPO accounted for approximately 24% of total revenue in the North America segment.

8. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2001 and 2000 property, plant and equipment consisted of the following

Acquisition or Manufacturing Costs

$ in thousands	Balance at January 1, 2001	Currency change	Acquisition of businesses	Additions	Reclassi-fications	Disposals	Balance at December 31, 2001
Land and improvements	21,477	(1,882)	176	2,053	1,476	(176)	23,124
Buildings and improvements	386,568	(12,398)	37,183	64,279	13,106	(9,631)	479,107
Machinery and equipment	691,607	(33,477)	62,809	106,053	41,429	(60,877)	807,544
Machinery, equipment and rental equipment under capitalized leases	17,507	(1,279)	151	8,519	(5,281)	(2,733)	16,884
Construction in progress	90,184	(6,109)	-	63,439	(52,420)	(1,950)	93,144
Property, plant and equipment	**1,207,343**	**(55,145)**	**100,319**	**244,343**	**(1,690)**	**(75,367)**	**1,419,803**

Depreciation/Amortization

$ in thousands	Balance at January 1, 2001	Currency change	Acquisition of businesses	Additions	Reclassi-fications	Disposals	Balance at December 31, 2001
Land and improvements	529	(14)	-	55	(2)	-	568
Buildings and improvements	102,708	(3,765)	16,194	40,309	(13)	(9,100)	146,333
Machinery and equipment	353,539	(22,532)	44,255	103,803	4,098	(57,563)	425,600
Machinery, equipment and rental equipment under capitalized leases	10,238	(714)	107	3,778	(3,631)	(2,306)	7,472
Construction in progress	1,336	-	-	-	-	(89)	1,247
Property, plant and equipment	**468,350**	**(27,025)**	**60,556**	**147,945**	**452**	**(69,058)**	**581,220**

Book Value

$ in thousands	Balance at December 31, 2001	Balance at December 31, 2000
Land and improvements	22,556	20,948
Buildings and improvements	332,774	283,860
Machinery and equipment	381,944	338,068
Machinery, equipment and rental equipment under capitalized leases	9,412	7,269
Construction in progress	91,897	88,848
Property, plant and equipment	**838,583**	**738,993**

Depreciation and amortization expense for property, plant and equipment amounted to $ 147,945 and $ 130,278 for the years ended December 31, 2001 and 2000, respectively.

Included in property, plant and equipment as of December 31, 2001 and 2000 were $ 70,496 and $ 53,921, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases. Identification of the rental income from the Company's leasing activities is not practicable as the Company's return on the machines is received through contractual arrangements whereby a premium is charged for other support equipment sold during the life of the lease.

Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $ 7,472 and $ 10,238 at December 31, 2001 and 2000, respectively.

9. INTANGIBLE ASSETS

As of December 31, 2001 and 2000, intangible assets consisted of the following:

Acquisition or Manufacturing Costs

$ in thousands	Balance at January 1, 2001	Currency change	Acquisition of businesses	Additions	Reclassifications	Disposals	Balance at December 31, 2001
Goodwill	3,252,335	(42,134)	290,468	31,918	(5,067)	(72)	3,527,448
Patient relationships	198,147	(3,564)	46,342	619	448	(800)	241,192
Tradename and patents	252,336	(2,709)	-	1,582	2,313	-	253,522
Distribution rights	7,619	(299)	79	998	(282)	-	8,115
Other	387,589	(6,083)	43,292	11,326	4,633	(297)	440,460
Intangible assets	**4,098,026**	**(54,789)**	**380,181**	**46,443**	**2,045**	**(1,169)**	**4,470,737**

Depreciation/Amortization

$ in thousands	Balance at January 1, 2001	Currency change	Acquisition of businesses	Additions	Reclassifications	Disposals	Balance at December 31, 2001
Goodwill	336,970	(5,124)	-	94,732	(511)	(444)	425,623
Patient relationships	117,631	(770)	-	40,300	12	-	157,173
Tradename and patents	35,091	(357)	-	6,813	-	-	41,547
Distribution rights	3,459	(151)	-	978	(282)	-	4,004
Other	129,819	(2,390)	103	33,437	501	(1,103)	160,367
Intangible assets	**622,970**	**(8,792)**	**103**	**176,260**	**(280)**	**(1,547)**	**788,714**

Amortization expense for intangible assets amounted to $ 176,260 and $ 160,604 for the years ended December 31, 2001 and 2000, respectively.

Book Value

$ in thousands	Balance at December 31, 2001	Balance at December 31, 2000
Goodwill	3,101,825	2,915,365
Patient relationships	84,019	80,516
Tradename and patents	211,975	217,245
Distribution rights	4,111	4,160
Other	280,093	257,770
Intangible assets	**3,682,023**	**3,475,056**

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As at December 31, accrued expenses and other current liabilities consisted of the following:

$ in thousands	2001	2000
Accrued operating expenses	29,754	49,012
Accrued legal and compliance costs	5,204	3,314
Accrued insurance	39,308	47,074
Accrued salaries and wages	99,639	87,016
Accounts receivable credit balances	57,386	38,215
Accrued interest	31,113	26,926
Accrued restructuring	2,360	3,450
Accrued physician compensation	17,481	17,649
Bonus and incentive plan compensation	2,335	2,489
Withholding tax and VAT	21,282	24,138
Commissions	12,839	12,231
Deferred income	6,945	6,764
Bonuses and rebates	4,610	7,331
Accrued other costs related to 1999 Settlement		4,986
Derivatives	5,910	-
Other	72,881	61,045
Total accrued expenses and other current liabilities	**409,047**	**391,640**

11. DEBT AND CAPITAL LEASE OBLIGATIONS

Short-term borrowings from third parties of $ 93,411 and $ 106,592 at December 31, 2001, and 2000, respectively, represent amounts borrowed by certain of the Company's subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2001 and 2000 was 6.26% and 6.0%, respectively. At December 31, 2001, FMC had $ 63,462 available under such commercial bank agreements. These lines of credit are generally secured by the Company's accounts receivable and contain various covenants including, but not limited to, requirements for maintaining defined levels of working capital, net worth, capital expenditures and various financial ratios.

For information regarding short-term borrowings from affiliates, see Note 4b.

As of December 31, long-term debt and capital lease obligations consisted of the following

Long-Term Debt and Capital Lease Obligations

$ in thousands	2001	2000
Senior credit agreement	695,801	732,500
Capital leases	12,412	6,808
Euro-notes	113,247	-
Other	79,268	86,755
	900,728	**826,063**
Less current maturities	(164,959)	(168,231)
	735,769	**657,832**

SENIOR CREDIT AGREEMENT

The Company is party to a bank agreement dated September 27, 1996 (hereafter "senior credit agreement") with the Bank of America, N.A., The Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner Bank Aktiengesellschaft and certain other lenders (collectively, the "Lenders"), as amended, pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates two credit facilities:

- a revolving credit facility of up to $ 1,000,000 (of which up to $ 250,000 is available for letters of credit, up to $ 450,000 is available for borrowings in certain non-U.S. currencies, up to $ 50,000 is available as swing lines in U.S. dollars and up to $ 20,000 is available as swing lines in certain non-U.S. currencies) expiring on September 30, 2003. At December 31, 2001, the Company had $ 302,545 outstanding balance under the revolving credit facility, including $ 34,445 for letters of credit.
- a term loan facility with $ 427,500 outstanding balance at December 31, 2001, also expiring September 30, 2003. The terms of the senior credit agreement relating to the term loan facility require payments that perma-

nently reduce the term loan facility. The repayment began in the fourth quarter of 1999 and will continue with quarterly payments of $ 37,500 until the final maturity of the agreement in 2003 when a final payment of $ 202,500 will be made.

At December 31, 2001, the Company had $ 697,454 of additional borrowing capacity available under the revolving credit facility of the senior credit agreement, including approximately $ 215,554 for additional letters of credit. No further borrowings are available under the term loan facility.

Loans under this senior credit agreement bear interest at a base rate determined in accordance with the agreement, or at LIBOR, plus in either case an applicable margin. A fee is payable to the Lenders equal to a percentage per annum (initially 0.375%) of the portion of the senior credit agreement not used.

In addition to scheduled principal payments, the senior credit agreement will be reduced by certain portions of the net cash proceeds from certain sales of assets, sales of accounts receivable and the issuance of subordinated debt and equity securities. Prepayments are permitted at any time without penalty, except in certain defined periods. The senior credit agreement contains customary affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions, mainly related to dividends. Under the terms of the agreement the Company is restricted as to the level of dividends that can be paid in any calendar year, which was $ 83,000 in 2001. The Company's dividend distribution in 2001 for 2000 was $ 65,782.

Dividends from Fresenius Medical Care Holdings, Inc., a wholly owned subsidiary, are limited as a result of a restriction on dividends from its subsidiary, National Medical Care, Inc, and its subsidiaries. The restriction limits National Medical Care dividends to 50% of its consolidated net income of the preceding year. In December 1999, the Company amended certain covenants including, among other things, financial ratios contained in its senior credit facility that would have been affected by the impact of the Settlement (see Note 2).

On May 31, 2001 the senior credit agreement was amended in order to exclude the proceeds of the Preference share offerings during 2001 (see Note 16) from any repayment obligations on the term loan. On June 30, 2001 the senior credit agreement was amended again to increase the allowed other indebtedness of FMCH and its subsidiaries. On November 26, 2001, the Company amended the payment restrictions on its senior credit facility to allow for the redemption of $ 360,000 of 9% Trust Preferred Securities on February 14, 2002 (see Notes 14 and 22).

On February 25, 2002, the Company amended its senior credit facility to clarify the impact of the special charge for legal matters (see Note 3) and the effects of certain legal proceedings on covenant computations under the facility. The Company is in compliance with all such covenants.

EURO NOTES

Between July 13, 2001 and December 5, 2001 the Company issued four tranches of senior notes totaling € 128,500. The first two tranches were issued on July 13, 2001 with the first for € 80,000 with a fixed rate of 6.16% and the second for € 28,500 with a floating rate which was at the time of issuance 5.837%. The third tranche was issued on September 15, 2001 for € 15,000 at a floating rate of 5.077% at time of issue. The final tranche was issued on December 5, 2001 for €5,000 at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. The floating rates are tied to EURIBOR.

Aggregate annual payments applicable to the

senior credit agreement, term loan, capital leases and other borrowings for the five years subsequent to December 31, 2001 (excluding borrowings underlying the Company's trust preferred securities (see Note 14) are:

$ in thousands	
2002	164,959
2003	554,971
2004	8,541
2005	121,983
2006	10,374
Thereafter	39,901
	900,729

12. INCOME TAXES

Income (loss) before income taxes and minority interest is attributable to the following geographic locations:

$ in thousands	2001	2000
Germany	123,141	106,475
United States	(60,930)	220,176
Other	94,077	78,058
	156,288	**404,708**

Income tax expense (benefit) for the years ended December 31, consisted of the following:

$ in thousands	2001	2000
Current		
German corporation and trade income taxes	30,094	66,754
United States income taxes	87,923	23,132
Other income taxes	31,079	29,971
	149,097	**119,857**
Deferred		
Germany	7,651	(14,902)
United States	(72,455)	81,553
Other income taxes	6,909	3,264
	(57,895)	**69,915**
	91,202	**189,772**

In 2000, the German government enacted new tax legislation which, among other changes, reduced the Company's statutory corporate tax rate for German companies from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective for the Company's year beginning January 1, 2001. In 1999, various changes to the German corporation tax law were made effective, including the reduction of the tax rate applied to undistributed earnings from 45% to 40%. The effects of the reductions in the tax rate and other tax law changes on the deferred tax assets and liabilities of the Company's German subsidiaries were recognized in the year of enactment and resulted in a deferred tax benefit for 2000 and 1999 of $ 2,227 and $ 850, respectively. As part of the above mentioned tax reform, the German tax credit system has been abolished for dividend distributions out of earnings attributable to years after 2000. Under the new German corporate tax system, during a 15 year transitional period which began on January 1, 2001, the Company will continue to receive a refund or pay additional taxes on the distribution of retained earnings which existed as of December 31, 2000.

Prior to the effective date of the 2000 tax law changes, German corporation tax law applied a split rate imputation system to the income taxation of a corporation and its shareholders. Upon distribution of retained earnings in the form of a dividend, shareholders subject to German tax received a credit for corporation taxes paid by the corporation on such distributed earnings. In addition, the corporation received a tax refund to the extent such earnings had been initially subjected to a corporation income tax in excess of 30%. The tax refund was also distributable to the shareholder.

Giving effect to a surcharge of 5.5% on federal taxes payable, the federal corporate tax rate was 26.375% for 2001 and 42.2% for 2000. For 2000, upon distribution of certain retained earnings generated in Germany to stockholders, the corporate income tax rate on the earnings was adjusted to 30%, plus a solidarity surcharge of 5.5% on federal taxes payable, for a total of 31.65% for each year, by means of a refund to the Company for taxes previously paid. For 2000 the income tax expense reflects the credit related to the actual amount of distribution for that year. Such credit of tax described above is reflected in the income tax expense reconciliation presented below.

For the years ended December 31, 2001 and 2000 income tax expense differed from the amounts computed by applying the German federal corporation income tax and the solidarity surcharge rate of 26.375% for 2001 and 42.2% for 2000 to income (loss) before income taxes and minority interest as a result of the following:

$ in thousands	2001	2000
Computed expected income tax expense at the undistributed earnings rate	41,221	170,786
Dividend distributions credit	-	(9,077)
Trade income taxes, net of German federal corporation income tax benefit	13,663	12,688
Tax free income	(5,327)	-
Non-deductible portion of special charge for Legal Matters	14,216	-
Amortization of non-tax deductible goodwill	19,678	28,380
Foreign tax rate differential	7,957	(20,811)
Other	(206)	7,805
Provision for Income Taxes	**91,202**	**189,772**
Effective Tax Rate	**58.4%**	**46.9%**

The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

$ in thousands	2001	2000
Deferred tax assets		
Accounts receivable, primarily due to allowance for doubtful accounts	27,155	28,083
Inventory, primarily due to additional costs capitalized for tax purposes, and inventory reserve accounts	19,287	23,479
Accrued expenses and other liabilities for financial accounting purposes, not currently tax deductible	133,578	119,439
Capital leases, principally due to capitalization of costs for tax purposes	1,738	955
Special charge for Legal Matters	104,880	-
Government settlement	-	5,302
Net operating loss carryforwards	23,732	30,546
Interest rate swaps	26,514	-
Other	4,773	5,821
Total deferred tax assets	**341,657**	**213,625**
Less valuation allowance	(6,428)	(9,292)
Net deferred tax assets	**335,230**	**204,333**
Deferred tax liabilities		
Accounts receivable, primarily due to allowance for doubtful accounts	4,019	3,526
Inventory, primarily due to inventory reserve accounts for tax purposes	4,224	5,329
Accrued expenses and other liabilities deductible for tax prior to financial accounting recognition	22,416	31,037
Plant and equipment, principally due to differences in depreciation	161,936	154,605
Special charge for Legal Matters	36,938	-
Other	4,136	2,991
Total deferred tax liabilities	**233,669**	**197,488**
Net deferred tax asset	**101,561**	**6,845**

During 2001 the valuation allowance decreased by $ 2,864 attributable to the utilization of operating losses mainly in Japan. Whereas during 2000 the valuation allowance increased by $ 2,932 primarily attributable to losses, principally arising in Japan, and partially offset by utilization of operating losses.

At December 31, 2001 the Company had approximately $ 65,889 of net operating losses, of which $ 3,680 will expire in 2002, $ 5,544 in 2003, $ 3,987 in 2004, $ 11,245 in 2005, $ 7,833 in 2006, $ 2,895 in 2007 and $ 2,133 in 2008. Substantially all of the remaining $ 28,572 of net operating losses are not subject to an expiration period.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2001.

Provision has not been made for additional taxes on approximately $ 119,000 undistributed earnings of foreign subsidiaries. The majority of these earnings have been, and will continue to be, permanently reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends. The Company estimates that the distribution of these earnings would result in $ 4,218 of additional withholding and corporation income taxes.

Defined Benefit Pension Plans

$ in thousands	2001	2000
Change in benefit obligation		
Benefit obligation at beginning of year	132,451	111,753
Translation gain	(1,482)	(1,748)
Service cost	12,792	11,465
Interest cost	9,397	8,148
Transfer of plan participants	(34)	(6)
Actuarial loss	5,955	5,940
Benefits paid	(3,388)	(3,103)
Benefit obligation at end of year	**155,691**	**132,451**
Change on plan assets		
Fair value of plan assets at beginning of year	81,948	86,794
Actual return on plan assets	(4,558)	(2,098)
Employee Contribution	9,012	-
Benefits paid	(3,048)	(2,748)
Fair value of plan assets at end of year	**83,354**	**81,948**
Funded Status	(72,338)	(50,503)
Unrecognized net gain	7,628	(12,593)
Unrecognized prior service cost	(3)	(4)
Unrecognized transition obligation	143	226
Accrued benefit costs	**(64,570)**	**(62,875)**
Weighted - average assumptions as of December 31,		
Discount rate	7.20%	7.70%
Expected return of plan assets	10.00%	9.70%
Rate of compensation increase	4.50%	4.50%
Components of net period benefit cost		
Service cost	12,793	11,465
Interest cost	9,398	8,148
Expected return on plan assets	(8,430)	(8,345)
Amortization of transition obligation	73	75
Amortization unrealized losses	4	-
Recognized net (gain)/loss	(1,377)	(2,430)
Net periodic benefit costs	**12,461**	**8,913**

13. EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PENSION PLANS

Plan benefits are generally based on employee years of service and final salary. Consistent with normal business custom in the Federal Republic of Germany, FMC's pension obligations in Germany are unfunded. In the United States, substantially all U.S. employees are covered by NMC non-contributory, defined benefit pension plan. Each year, NMC contributes to this plan at least the minimum amount required by law. Plan assets consist principally of publicly traded common stock, fixed income securities and cash equivalents. In addition, NMC also sponsors a supplemental executive retirement plan to provide certain key executives with benefits in excess of normal pension benefits. On February 15, 2002, NMC informed its employees that the defined benefit plan will be curtailed. The table on the previous page provides a reconciliation of benefit obligations, plan assets, and funded status of the plans. Benefits paid as shown in the reconciliation of plan assets include only benefit payments from the Company's funded benefit plans.

In addition to the principal pension plans, certain of the Company's other subsidiaries offer separate retirement plans. The total accrued pension cost for these plans was $ 6,012 and $ 7,095 at December 31, 2001 and 2000, respectively. The Company does not provide any post-retirement benefits to its employees other than those provided under its pension plans and supplemental executive retirement plan.

DEFINED CONTRIBUTION PLANS

National Medical Care and FUSA sponsor defined contribution plans. Total contributions for the years ended December 31, 2001 and 2000 were $ 6,506 and $ 8,786, respectively.

14. MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES

The Company issued Trust Preferred Securities through five Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware. FMC owns all of the common securities of these trusts. The sole asset of the trusts is a senior subordinated note of a wholly-owned subsidiary of FMC and related guarantees by FMC, Fresenius Medical Care Deutschland GmbH ("D-GmbH") and FMCH; D-GmbH and FMCH being the "Subsidiary Guarantors." The Trust Preferred Securities are guaranteed by FMC through a series of undertakings by the Company and the Subsidiary Guarantors.

The Trust Preferred Securities entitle the holders to distributions at a fixed annual rate of the stated amount and are mandatorily redeemable after 10 years. Earlier redemption may occur upon a change of control, a rating decline or defined events of default including a failure to pay interest. Upon liquidation of the trusts, the holders of Trust Preferred Securities are entitled to a distribution equal to the stated amount. The Trust Preferred Securities do not hold voting rights in the trust except under limited circumstances.

The Trust Preferred Securities outstanding as of December 31 are as follows:

	Year	Amount	Interest Rate	Redemption Date	2001	2000
Fresenius Medical Care Capital Trust [1]	1996	$ 360,000	9%	December 1, 2006	$ 360,000	$ 360,000
Fresenius Medical Care Capital Trust II	1998	$ 450,000	7 7/8%	February 1, 2008	$ 450,000	$ 450,000
Fresenius Medical Care Capital Trust III	1998	DM 300,000	7 3/8%	February 1, 2008	$ 135,180	$ 142,727
Fresenius Medical Care Capital Trust IV	2001	$ 225,000	7 7/8%	June 15, 2011	$ 221,382	-
Fresenius Medical Care Capital Trust V	2001	€ 300,000	7 3/8%	June 15, 2011	$ 262,206	-
					$ 1,428,768	**$ 952,727**

15. MINORITY INTERESTS

At December 31, 2001 and 2000, minority interests were as follows:

$ in thousands, except share data	2001	2000
FMCH Preferred Stock Preferred Stock, $100 par value - 6% Cumulative; 40,000 shares authorized; 36,460 outstanding	3,646	3,646
- 8% Cumulative Class A; 50,000 shares authorized; 16,176 outstanding	1,618	1,618
- 8% Noncumulative Class B; 40,000 shares authorized; 21,483 outstanding	2,148	2,148
Preferred Stock, $0.10 par value - Noncumulative Class D; 100,000,000 shares authorized; 89,062,316 outstanding	8,906	8,906
Sub-total FMCH minority interest	**16,318**	**16,318**
Other minority interest	3,915	4,953
Total minority interest	**20,233**	**21,271**

In conjunction with the formation of FMC, each holder of W.R. Grace common stock received one share of a Class D Preferred stock of FMCH for each share of stock previously held. The Class D Preferred stock entitled the holder to receive a one-time special dividend if (but only if) the cumulative adjusted cash flow to ordinary shareholders (defined as net income plus depreciation and amortization) from January 1, 1997 through December 31, 2001 exceeded $ 3,700,000. The cumulative adjusted cash flow threshold has not been met, accordingly no special dividends will be paid. The Class D Preferred stock is redeemable by FMCH at any time at its sole option at a redemption price of $ 0.10 per share.

16. SHAREHOLDERS' EQUITY

FRANCONIA TRANSACTION

On March 2, 2000, the Company issued 8,974,359 non-voting Preference shares to a limited number of institutional and other accredited investors in exchange for the investors' interests in Franconia Acquisition LLC, an entity formed to acquire dialysis clinics and other related businesses. For financial reporting purposes, the transaction, which generated net proceeds of approximately $ 344,000, has been accounted for as a financing at fair value. The investors have agreed not to effect sales or transfers of the Preference shares for a period of 24 months after issuance except as permitted by the contribution agreement. After this period, commencing March 3, 2002, the investors will have rights to require, under specific conditions, that the Company provides its best efforts to register these Preference shares for sale under the Securities Act of 1933, as amended, and that the Company provide assistance to them in connection with public offerings of their Preference shares outside the United States.

FMC 2000 PUBLIC OFFERING

In July 2000, the Company completed a global public offering of 5,750,000 Preference shares, including the underwriters' over allotment option, for total net proceeds of approximately $ 213,000.

EVEREST ACQUISITION

In January of 2001, the Company issued 2,250,000 preference shares with the nominal amount of € 5,750 as partial payment for the acquisition of Everest (see Note 5).

APPROVED CAPITAL

The Company may exclude statutory preemptive rights in connection with the issuance of Preference shares using Approved Capital II if the shares are issued against a contribution in kind to acquire a company or an interest in a company or if the shares are issued for cash and the issue price is not materially lower than the price of the shares on the stock exchange.

FMC 2000 APPROVED CAPITAL

By resolution of the annual general meeting on May 30, 2000, the authorization of the existing Approved Capital I and Approved Capital II was revoked, however, the Management Board, with the approval of the Supervisory Board, was authorized to increase share capital by a maximum amount of:

- € 30,720, corresponding to 12,000,000 Preference shares, by issuing new non-voting Preference shares for cash, new Approved Capital I.
- € 20,480, corresponding to 8,000,000 Preference shares, by issuing new non-voting Preference shares for cash or against contributions in kind, new Approved Capital II. The Approved Capital II was subsequently used for the FMC 2000 public offering and the Everest Acquisition.

FMC 2001 APPROVED CAPITAL

By resolution of the annual general meeting on May 23, 2001, the Management Board, with the approval of the Supervisory Board, was authorized to increase share capital by a maximum amount of € 20,480, corresponding to 8,000,000 Preference shares, by issuing new non-voting Preference shares for cash or against contributions in kind, new Approved Capital II. The authorizations of Approved Capital I and Approved Capital II are effective until May 29, 2005 and May 22, 2006, respectively.

CONDITIONAL CAPITAL

By resolution of the general meeting on May 23, 2001, FMC's share capital was conditionally increased by up to € 10,240, divided into a maximum of 4,000,000 new non-voting Preference shares. This conditional capital increase may be effected only upon exercise of subscription rights granted under the FMC 2001 International Stock Incentive Plan.

DIVIDENDS

Cash dividends of $ 65,782 for 2000 in the amount of € 0.84 on each Preference share and € 0.78 on each Ordinary share were paid on May 24, 2001.

Under the German Stock Corporation Act, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

If no dividend is declared for two consecutive years after the year for which the Preference shares are entitled to dividends, then the holders of such Preference shares will be entitled to the same voting rights as holders of Ordinary shares until all arrearages are paid. In addition, the payment of dividends by FMC is subject to limitations under the senior credit agreement (see Note 11).

EARNINGS PER SHARE

The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations. Stock options granted under the FMC 1998 Plan 2 are subject to performance criteria. At December 31, 1999, the performance criteria for the 1998 and 1999 stock options granted had not been met. Therefore, the stock options granted have been excluded from the diluted earnings per share computations. On May 30, 2000, the Company's shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the 1999 Settlement (see Note 2) was excluded from the Company's performance criteria relative to the EBIT growth requirements in the plan. Therefore, at December 31, 2000, the performance criteria had been met and the stock options granted are included in the diluted earnings per share computation for 2000. At December 31, 2001, the performance criteria for the 2000 stock options granted had not been met. Due to this, the stock options granted are excluded from the diluted earnings per share computations.

17. STOCK OPTIONS

In connection with the formation of Fresenius Medical Care in 1996, certain options outstanding under stock option plans of W.R. Grace and FUSA were exchanged, for equivalent options with respect to FMC Ordinary shares (the "FMC Rollover Plan").

During the year ended December 31, 2001, 38,167 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 12,722 Ordinary shares to employees and remitted $ 301 to the Company. The $ 301 has been accounted for as a capital contribution within additional paid in capital. Rollover Plan options for 145,839 Ordinary ADSs were exercisable as of December 31, 2001 at an weighted average exercise price of $ 7.87.

FMC PLAN

Immediately prior to the formation of Fresenius Medical Care, FMC adopted a stock incentive plan (the "FMC Plan") for FMC's key management and executive employees. As of

Shareholders' Equity

$ in thousands, except share data	2001	2000
Numerators		
Net income	**63,354**	**212,075**
less		
Preference on Preference shares	1,399	1,056
Income available to Preference shares only	1,399	1,056
Net income available to all class of shares	**61,955**	**211,019**
Denominators		
Weighted average number of		
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,035,330	19,002,118
Total weighted average shares outstanding	96,035,330	89,002,118
Potentially dilutive Preference shares	429,245	302,824
Total weighted average shares outstanding assuming dilution	96,464,575	89,304,942
Total weighted average Preference shares outstanding assuming dilution	26,464,575	19,304,942
Basic income per Ordinary share	0.65	2.37
Plus preference per Preference share	0.05	0.06
Basic income per Preference Share	0.70	2.43
Fully diluted income per Ordinary share	0.64	2.36
Plus preference per Preference share assuming dilution	0.05	0.06
Fully diluted income per Preference share	0.69	2.42

December 31, 2001, 63,389 preference shares were available and exercisable with an average price range between $ 55.59 and $ 78.33 per share. Effective September 2001, no additional awards are granted under the FMC Plan.

FMC 98 PLAN 1 AND PLAN 2

During 1998, the Company adopted two stock incentive plans ("FMC 98 Plan 1" and "FMC 98 Plan 2") for FMC's key management and executive employees.

Under FMC 98 Plan 1, eligible employees have the right to acquire Preference shares of the Company. The maximum number of Preference shares that may be issued under this plan is 2,443,333 less any shares issued, or subject to issue, under the FMC Plan. Any shares available due to forfeiture of Grants under the FMC Plan would be considered available under FMC 98 Plan 1 as long as the total Preference shares issued under both plans does not exceed the 2,443,333 shares noted above. Under FMC 98 Plan 2, eligible employees have the right to acquire Preference shares (the "Options") of the Company. The share price of the Preference share shall be equal to the average of the official daily quotation prices of the Preference shares on the Frankfurt Stock Exchange on the thirty days (30) of trading immediately prior to the date of grant of the Option. One third of an Option vests on each of the second, third and fourth anniversary of the award date, provided that the Company achieves certain performance criteria for the full fiscal year following the grant date in comparison to its performance for the full fiscal year preceding the grant date. On May 30, 2000, the Company's shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the 1999 Settlement (see Note 2) was excluded from the Company's performance criteria relative to the EBIT growth requirements in the plan. Options granted under FMC 98 Plan 2 have a 10-year term. The maximum number of Preference shares that may be issued under this plan is 2,500,000 shares, of which 500,000 are designated for Management Board members and 2,000,000 are for other managerial staff. Each option is exercisable into one Preference share.

The following table shows the number of Preference shares available and the average price range (in $ and €) under

	Shares in thousands	Average price range in €	Average price range in $
FMC Plan 1			
Balance at December 31, 1997	-		
Granted	1,024	42.44-56.24	37.40-49.56
Balance at December 31, 1998	1,024	42.44-56.24	37.40-49.56
Granted	572	32.90	28.99
Forfeited	140	32.90-56.24	28.99-49.56
Balance at December 31, 1999	1,456	32.90-56.24	28.99-49.56
Granted	653	40.70-49.00	35.87-43.98
Exercised	13	32.90-42.44	28.99-37.40
Forfeited	303	32.90-56.24	28.99-49.56
Balance at December 31, 2000	1,793	32.90-56.24	28.99-49.56
Granted	183	48.81-52.30	43.02-46.09
Exercised	132	32.90-56.24	28.99-48.56
Forfeited	154	32.90-56.24	28.99-49.56
Balance at December 31, 2001	1,690	32.90-56.24	28.99-49.56
Exercisable at December 31, 2001	1,000	32.90-56.24	28.99-49.56
FMC Plan 2			
Balance at December 31, 1997	-		
Granted	258	44.66	39.36
Balance at December 31, 1998	258	44.66	39.36
Granted	297	32.41	28.56
Forfeited	5	32.41-44.66	28.56-39.36
Balance at December 31, 1999	550	32.41-44.66	28.56-39.36
Granted	321	47.64	41.99
Exercised	7	44.66	39.36
Forfeited	40	32.41-47.64	28.56-41.99
Balance at December 31, 2000	824	32.41-47.64	28.56-41.99
Granted	-		
Exercised	26	32.41-44.66	28.56-39.36
Forfeited	9	32.41-47.64	28.56-41.99
Balance at December 31, 2001	789	32.41-47.64	28.56-41.99
Exercisable at December 31, 2001	222	32.41-44.66	28.56-39.36

FMC 98 Plan 1 and FMC 98 Plan 2.

Proceeds totaling $ 6,090 from exercise of 161,415 shares under FMC 98 Plan 1 and FMC 98 Plan 2 in 2001 were recorded as a capital contribution. Effective September 2001, no additional Grants or Options are awarded under FMC Plan 98 1 or FMC Plan 98 2.

FMC 2001 INTERNATIONAL STOCK INCENTIVE PLAN

On May 23, 2001, by resolution of the annual general meeting, the FMC 98 Plans were replaced by a new plan. The Management Board was empowered to issue convertible bonds with a total value of € 10,240 to the members of the Management Board and to other employees of the Company entitling a total subscription of up to 4 million non-voting Preference shares. The convertible bonds have a par value of € 2.56 and are interest bearing at a rate of 5.5%. Purchase of the bonds is funded by a non-recourse loan secured by the bond with respect to which the loan was made. The Company has the right to offset its obligation on a convertible bond against the employee obligation on the related loan; therefore, the convertible bond obligations and employee loan receivables are not reflected in the Company's consolidated financial statements. The bonds mature in ten years and are generally fully convertible after three years. The bonds may be issued either as convertible bonds which are subject to a stock price target or convertible bonds without a stock price target. In the case of convertible bonds which are subject to a stock price target the conversion right is exercisable only if the market price of the Preference shares increased by 25% or more over the grant-date price subsequent to the day of grant for at least one day prior to exercise. Participants have the right to opt for convertible bonds with or without the stock price target. In order to create an incentive to select convertible bonds which depend on the stock price target, the number of convertible bonds awarded to those employees who select the bonds without a stock price target will be reduced by 15%. Each convertible bond entitles the holder thereof, upon payment of a conversion price to convert the bond into one Preference share. The conversion price of the convertible bonds which are not subject to the stock price target is determined by the average price of the Preference shares during the last 30 trading days prior to the date of grant. The conversion price of the convertible bonds which depend on the stock price target corresponds to the closing price of the preference shares the day the target was reached.

The Managing Board and Supervisory Board are authorized to issue up to 20% of the total number of convertible bonds each year through May 22, 2006. The plan is valid until the last convertible bond issued under this plan is terminated or converted.

The following table shows the number of Preference shares available and the average price range (in $ and €) under the FMC 2001 International Stock Incentive Plan. Of the 723,785 shares outstanding at December 31, 2001, 126,443 shares were issued under the plan with the stock price target.

	Shares in thousands	Average price range in €	Average price range in $
FMC International Plan			
Balance at December 31, 2000	-		
Granted	729	58.98-73.72	51.98-64.97
Forfeited	5	58.98-73.72	51.98-64.97
Balance at December 31, 2001	724	58.98-73.72	51.98-64.97
Exercisable at December 31, 2001	-		

FAIR VALUE STOCK OPTIONS

The per share weighted-average fair value of stock options granted during 2001 and 2000 was $19.74 and $16.76, respectively, on the date of the grant using the Black-

Scholes option-pricing model with the weighted-average assumptions presented below.

Weighted-average assumptions

	2001	2000
Expected dividend yield	1.50%	1.50%
Risk-free interest rate	4.90%	5.50%
Expected volatility	40.00%	40.00%
Expected life of option	5.3 years	5.3 years

The Company applies APB Opinion No. 25 in accounting for stock compensation and, accordingly, recognized compensation expense of approximately $ 1,153 for stock options granted in 2001, 2000 and 1999. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

$ in thousands, except share data	2001	2000
Net income		
As reported	63,354	212,075
Effect of FMC Plan benefit (expense)	(37)	(295)
Effect of FMC 98 Plans (expense)	(4,311)	(3,581)
Effect of 1999 option grants	(1,267)	25
Effect of 2000 option grants	(3,409)	(4,242)
Effect of 2001 option grants	(3,046)	
Pro forma	51,284	203,982
Basic net income per Ordinary share		
As reported	0.65	2.37
Pro forma	0.52	2.28
per Preference share		
As reported	0.70	2.43
Pro forma	0.57	2.34
Fully diluted net income per Ordinary share		
As reported	0.64	2.36
Pro forma	0.52	2.27
per Preference share		
As reported	0.69	2.42
Pro forma	0.57	2.33

18. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2016. Rental expense recorded for operating leases for the years ended December 31, 2001 and 2000 was $ 237,174 and $ 192,910, respectively.

Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2001 are:

Operating Leases

2002	145,808
2003	130,094
2004	154,531
2005	92,694
2006	71,602
Thereafter	148,987
	743,716

LEGAL PROCEEDINGS

COMMERCIAL LITIGATION

Since 1997, FMCH, NMC, and certain NMC subsidiaries have been engaged in litigation with Aetna Life Insurance Company and certain of its affiliates ("Aetna") concerning allegations of inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. In January 2002, FMCH entered into an agreement in principle with Aetna to establish a process for resolving these claims and the Company's counterclaims relating to overdue payments for services rendered by the Company to Aetna's beneficiaries.

Other insurance companies have filed claims against FMCH, similar to those filed by Aetna, that seek unspecified damages and costs. The Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. The Company has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. Other private payors have contacted FMCH and may assert that NMC received excess payments and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company's business, financial condition and results of operations.

In light of the Aetna agreement in principle the Company established a pre-tax accrual of $ 55,489 at December 31, 2001 to provide for the anticipated settlement of the Aetna lawsuit and estimated legal expenses related to the continued defense of other commercial insurer claims and resolution of these claims, including overdue payments for services rendered by the company to these insurers' beneficiaries (see Note 3). No assurance can be given that the anticipated Aetna settlement will be consummated or that the costs associated with such a settlement or a litigated resolution of Aetna's claims and the other commercial insurers' claims will not exceed the $ 55,489 pre-tax accrual.

On September 28, 2000, Mesquita, et al. v. W. R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W. R. Grace & Co.-Conn ("Grace Chemicals") against Grace Chemicals, certain U.S. affiliates of the Company and other defendants, principally alleging that the Merger (described in greater detail in "Indemnification by W. R. Grace & Co. and Sealed Air Corporation" below) was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al. v. W. R. Grace & Company, et al.) and additional class actions were filed subsequently with substantially similar allegations; cases have either been stayed and transferred to the U.S. District Court or are pending before the U.S. Bankruptcy Court in Delaware in connection with Grace's Chapter 11 proceeding. The Company has requested indemnification from Grace Chemicals pursuant to the Merger agreements (see "Indemnification by W.R. Grace & Co. and Sealed Air Corporation"). If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity, from W.R. Grace & Co., Sealed Air Corporation, or their affiliates or former affiliates or their insurers, and if the Company is not able to collect against any party that may have received distributions from W.R. Grace & Co., a judgment could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.

OBRA 93

The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Centers for Medicare and Medicaid Services (CMS) (formerly known as the Health Care Financing Administration, or HCFA) issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.

In April 1995, CMS issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. CMS further proposed that its new instruction be effective retroactive to August 1993, the effective date of the Omnibus Budget Reconciliation Act of 1993.

NMC ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by the Omnibus Budget Reconciliation Act of 1993 through December 31, 1995. As of January 1, 1996, NMC commenced billing Medicare as primary payor for dual eligible ESRD patients affected by the act, and then began to re-bill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A. No.95-0860 (WBB)) seeking to preclude CMS from retroactively enforcing its April 24, 1995 implementation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, NMC moved for a preliminary injunction to preclude CMS from enforcing its new policy retroactively, that is, to billing for services provided between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction and in December of 1996, NMC moved for partial summary judgment seeking a declaration from the Court that CMS' retroactive application of the April 1995 rule was legally invalid. CMS cross-moved for summary judgment on the grounds that the April 1995 rule was validly applied prospectively. In January 1998, the court granted NMC's motion for partial summary judgment and entered a declaratory judgment in favor of NMC, holding CMS' retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined CMS from enforcing and applying the April 1995 rule retroactively against NMC. The Court took no action on CMS' motion for summary judgment pending completion of the outstanding discovery. On October 5, 1998, NMC filed its own motion for summary judgment requesting that the Court declare CMS' prospective application of the April 1995 rule invalid and permanently enjoin CMS from prospectively enforcing and applying the April 1995 rule. The Court has not yet ruled on the parties' motions. CMS elected not to appeal the Court's June 1995 and January 1998 orders. CMS may, however, appeal all rulings at the conclusion of the litigation. If CMS should successfully appeal so that the revised interpretation would be applied retroactively, NMC may be required to refund the payment received from employer health plans for services provided after August 10, 1993 under the CMS' original implementation, and to re-bill Medicare for the same services, which would result in a loss to NMC of approximately $ 120 million attributable to all periods prior to December 31, 1995. Also, in this event, the Company's business, financial condition and results of operations would be materially adversely affected.

In July, 2000, NMC filed a complaint in the U.S. District Court for the Eastern District of Virginia (National Medical Care, Inc. and Bio-Medical Applications of Virginia, Inc. v. Aetna Life Insurance Co., Inc., Aetna U.S. Healthcare, Inc. and John Does 1-10) seeking recovery against Aetna U.S. Healthcare and health plans administered by Aetna U.S. Healthcare for claims related to primary payor liability for dual eligible ESRD patients under the Omnibus Budget Reconciliation Act of 1993. On January 16, 2001, the Court stayed the action pending resolution of the District of Columbia Court action. The Company's agreement in principle with Aetna establishes a process for resolving these claims.

OTHER LITIGATION AND POTENTIAL EXPOSURES

From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

The Company operates a large number of facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees.

On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the

Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the cover-age limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insutance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company's reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations. At December 31, 2001, the Company recorded a pre-tax accrual to reflect anticipated expenses associated with the continued defense and resolution of these claims (see Note 3). No assurances can be given that the actual costs incurred by the Company in connection with the continued defense and resolution of these claims will not exceed the amount of this accrual.

INDEMNIFICATION BY W. R. GRACE & CO. AND SEALED AIR CORPORATION

The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the "Merger") dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, Grace Chemicals, a subsidiary of W.R. Grace & Co. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-merger tax claims and other claims unrelated to NMC, which was W.R. Grace's dialysis business prior to the Merger. In connection with the Merger, Grace Chemicals agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. Proceedings have been brought against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of Grace Chemicals., principally alleging that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. See "Legal Proceedings-Commercial Litigation" above.

Pre-merger tax claims, or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the obligation of the Company. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the "Service"); that during those years W. R. Grace & Co. deducted approximately $ 122,100 in interest attributable to corporate owned life insurance ("COLI") policy loans; that W. R. Grace & Co. has paid $ 21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993. Subject to certain representations made by W. R. Grace & Co., the Company and Fresenius AG, W. R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this or other pre-Merger or Merger related tax liabilities.

Subsequent to the Merger, W. R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc. and the former parent of Grace Chemicals). The Company is engaged in litigation with Sealed Air Corporation ("Sealed Air") over the Company's entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities of W. R. Grace and Merger-related claims.

Subsequent to the Sealed Air transaction, W. R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As a result of the Company's continuing observation and analysis of the Service's ongoing audit of W. R. Grace & Co.'s pre-Merger tax returns, the Sealed Air litigation and the W. R. Grace & Co. bankruptcy proceedings, and based on its current assessment of the potential impact of these matters on the Company, the Company recorded a pre-merger accrual of $ 172,034 at December 31, 2001 to reflect the Company's estimated exposure for liabilities and legal expenses related to the W. R. Grace & Co. bankruptcy (see Note 3). The Company intends to continue to pursue vigorously its rights to indemnification from W. R. Grace & Co. and its insurers and former and current affiliates, including Sealed Air, for all costs incurred by the Company relating to pre-Merger tax and Merger-related claims.

19. FINANCIAL INSTRUMENTS

ADOPTION OF SFAS NO. 133- TRANSITION

The Company adopted SFAS No. 133 *Accounting for Derivative Instruments and Hedging Activities* and the related amendments of SFAS No. 138, on January 1, 2001. Upon adoption of this Statement, the Company recorded a net transition adjustment loss of $ 2,935 ($ 4,974 pretax) in accumulated other comprehensive income. In addition the Company recorded a net transition adjustment gain of $ 267 (net of income tax expense of $ 194) in net income. Because of corresponding entries concerning the hedged items, the net effect on earnings was immaterial.

MARKET RISK

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company's Management Board. The Company does not use financial instruments for trading purposes.

The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

FOREIGN EXCHANGE RISK MANAGEMENT

The Company conducts business on a global basis in several international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company's international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company employs, to a limited extent, forward contracts to hedge its currency exposure. The Company's policy, which has been consistently followed, is that forward currency contracts and options be used only for the purpose of hedging foreign currency exposure.

The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted.

Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax losses of $ 650 ($ 1,167 pretax) for the year ended December 31, 2001 are deferred in accumulated other comprehensive income and will be reclassified into earnings during 2002 and 2003. During 2001, the Company reclassified $ 1,134 of pretax net gains (after tax gains of $ 748) from accumulated other comprehensive income into the statement of operations. As of December 31, 2001, the Company had purchased derivative financial instruments with a maximum maturity of 15 months to hedge its exposure to the variability in future cash flows associated with forecasted product purchases.

Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges for forecasted intercompany financing transactions are reported in accumulated other comprehensive income. After tax losses of $ 10,038 ($ 17,015 pretax) for the year ended December 31, 2001 were deferred in accumulated other comprehensive income. As of December 31, 2001, the Company had purchased foreign exchange forward contracts with a maximum maturity of 24 months. As of December 31, 2001, the notional volume of foreign currency forwards hedging intercompany loans and forecasted intercompany transactions totaled $ 815,396. There is no material impact on earnings due to hedge ineffectiveness.

The Company's foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

INTEREST RATE RISK MANAGEMENT

The Company enters into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in US dollars into fixed interest rate payments. After taxes losses of $ 39,628 ($ 66,603 pretax) for the year ended December 31, 2001, were deferred in accumulated other comprehensive loss. Interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to interest expense at each reporting date. There is no material impact on earnings due to hedge ineffectiveness.

As of December 31, 2001, the notional volume of dollar interest rate hedging contracts totaled $ 1,050,000. Those swap agreements, which expire at various dates between 2003 and 2007, effectively fix the Company's variable interest rate exposure on the majority of the dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an interest rate of 6.52%. Under the senior credit agreement, the Company has agreed to maintain at least $ 500 million of interest rate protection.

The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in yen into fixed interest rate payments. After taxes losses of $ 367 ($ 632 pretax) for the year ended December 31, 2001, were deferred in accumulated other comprehensive income. There is no material impact on earnings due to hedge ineffectiveness.

As of December 31, 2001, the notional volume of yen-denominated interest rate hedging contracts entered into in connection with a Yen-denominated floating rate borrowing by the Company's Japanese subsidiary totaled $ 9,544. The bank borrowing and the notional amount of the swap agreement are required to coincide until March 2009 when the bank debt is completely repaid and the swap expires.

FMC is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2001 and 2000. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The carrying amounts in the table are included in the statement of financial position under the indicated captions, except for derivative asset amounts, which are included in other assets.

	2001		2000	
$ in thousands	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivatives				
Assets				
Cash and cash equivalents	61,572	61,572	64,577	64,577
Receivables	884,727	884,727	753,674	753,674
IDPN receivables	-	-	5,189	5,189
Liabilities				
Accounts payable	278,741	278,741	281,197	281,197
Income taxes payable	176,249	176,249	117,572	117,572
Debt	900,728	900,728	826,063	826,063
Trust Preferred Securities	1,428,768	1,433,274	952,727	897,827
Notes	113,247	114,144	-	-
Derivatives				
Foreign exchange contracts	(15,498)	(15,498)	12,197	25,269
U.S. dollar interest rate hedges	(66,603)	(66,603)	-	(24,619)
Yen interest rate hedges	(632)	(632)	-	(527)

ESTIMATION OF FAIR VALUES

The significant methods and assumptions used in estimating the fair values of financial instruments are as follows:

Short-term financial instruments are valued at their carrying amounts included in the statement of financial position, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, receivables, accounts payable and income taxes payable.

Because the Company's long-term bank debt represents borrowings from a syndicated bank credit facility, the long-term bank debt is valued at its carrying amount because the actual drawings under the facility carry interest on a variable basis which reflects actual money market conditions, plus specific margins which represent Company-related performance ratios as well as the entire set of terms and conditions including covenants as determined in the senior credit agreement.

The fair value of the Trust Preferred Securities is based upon market quotes.

The fair value of the notes is calculated as difference between the coupon of the notes and the market quotes at the reporting date which include the Company-related margin. The margin is reasonably estimated to be unchanged at the reporting date from the dates when the notes were issued because of the relatively short period of time between the reporting date and the issue dates.

The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes are available for all of the Company's derivatives.

20. BUSINESS SEGMENT INFORMATION

Commencing with the period ended March 31, 1999, the Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing kidney dialysis and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as "International". The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Management believes that the most appropriate measure in this regard is earnings before interest and taxes (EBIT). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment's and the Company's ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company's principal senior bank credit agreement and indentures relating to the Trust Preferred Securities. Management has excluded the effects of the special charge for Settlement in 1999 and of the special charge for legal matters in 2001 in the calculation of EBIT and EBITDA.

EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. The Company believes its EBIT calculation is the functional equivalent of operating income. Because EBITDA and EBIT are not calculated consistently by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

Approximately 42% of the Company's worldwide revenue is derived from sources subject to regulations under U.S. governmental programs.

Information pertaining to the Company's business segments is set forth below:

$ in thousands	2001	2000
Total EBITDA of reporting segments	985,053	915,492
Total depreciation and amortization	(323,503)	(292,854)
Special charge for Legal Matters	(258,159)	-
Corporate expenses	(24,174)	(1,825)
Interest expense	(237,234)	(195,569)
Interest expense on obligation related to 1999 Settlement	-	(29,947)
Interest income	14,305	9,411
Total income before income taxes and minority interest	**156,288**	**404,708**
Total EBIT of reporting segments	662,415	624,264
Special charge for Legal Matters	(258,159)	-
Corporate expenses	(25,039)	(3,451)
Interest expense	(237,234)	(195,569)
Interest expense on obligation related to 1999 Settlement	-	(29,947)
Interest income	14,305	9,411
Total income before income taxes and minority interest	**156,288**	**404,708**
Depreciation and amortization		
Total depreciation and amortization of reporting segments	(322,638)	291,228
Corporate depreciation and amortization	(865)	1,626
Total depreciation and amortization	**(323,503)**	**292,854**

$ in thousands	North America	International	Corporate	Total
2001				
Net revenue external customers	3,602,468	1,256,851	-	4,859,319
Inter - segment revenue	1,702	24,344	(26,046)	-
Total net revenue	**3,604,170**	**1,281,195**	**(26,046)**	**4,859,319**
EBITDA	**692,906**	**292,147**	**(24,174)**	**960,879**
Depreciation and amortization	(246,791)	(75,847)	(865)	(323,503)
EBIT	**446,115**	**216,300**	**(25,039)**	**637,376**
Segment assets	5,017,131	1,444,776	52,923	6,514,830
Capital expenditures and acquisitions [1]	316,358	174,851	727	491,936
2000				
Net revenue external customers	3,081,825	1,119,513	-	4,201,338
Inter - segment revenue	2,226	36,677	(38,903)	-
Total net revenue	**3,084,051**	**1,156,190**	**(38,903)**	**4,201,338**
EBITDA	**652,212**	**263,280**	**(1,825)**	**913,668**
Depreciation and amortization	(222,769)	(68,459)	(1,626)	(292,854)
EBIT	**429,443**	**194,821**	**(3,451)**	**620,813**
Segment assets	4,571,069	1,375,526	32,358	5,978,953
Capital expenditures and acquisitions [2]	228,177	274,290	100	502,567

For the geographic presentation, revenues are attributed to specific countries based on the end user's location for products and the country in which the service is provided. Information with respect to the Company's geographic operations is set forth in the table below:

$ in thousands	Germany	United States and Canada	Rest of the world	Total
2001				
Net revenue external customers	196,022	3,602,468	1,060,828	4,859,318
Long-lived assets	96,622	614,441	308,603	1,019,666
2000				
Net revenue external customers	193,857	3,081,824	925,657	4,201,338
Long-lived assets	79,670	520,614	294,997	895,281

21. SUPPLEMENTARY CASH FLOW INFORMATION

The following additional information is provided with respect to the Consolidated Statements of Cash Flows:

$ in thousands	2001	2000
Supplementary cash flow information		
Cash paid for interest	219,681	222,826
Cash paid for income taxes, net	62,747	44,715
Supplemental disclosures of cash flow information		
Details for acquisitions:		
Assets acquired	540,241	346,378
Liabilities assumed	75,024	52,843
Debt issued/assumed in connection with acquisitions	144,889	13,613
Preference shares issued in connection with acquisition	99,479	-
Cash paid	220,849	279,922
Less cash acquired	4,138	5,392
Net cash paid for acquisitions	**216,711**	**274,530**

22. SUBSEQUENT EVENTS

On February 14, 2002, FMC redeemed the entire $ 360,000 aggregate liquidation amount outstanding of its 9% Trust Preferred Securities due 2006, utilizing funds borrowed under FMC's senior credit facility. The terms of the securities, which were issued in 1996, provide for optional redemption commencing December 1, 2001 at a redemption price of 104.5% of the liquidation amount, plus distributions accrued to the redemption date. On January 15, 2002, State Street Bank and Trust Company, as trustee, issued a redemption notice to security holders announcing that FMC had exercised its option to redeem and would redeem the securities on February 14, 2002 at a price of $ 1,045 per $ 1,000 liquidation amount plus accrued distributions of $ 18.25 per $ 1,000 for a total redemption price of $ 1,063.25 per $ 1,000. The Company is doing business in Argentina through subsidiaries as well as direct sales from Germany.

In January 2002, the Argentine government announced its intent to create a dual currency system with an official fixed exchange rate of 1.4 pesos to 1 U.S. dollar for import and export transactions and a floating exchange rate for other transactions. Since 1991, the Argentine peso had been pegged to the U.S. dollar at a rate of 1 Argentine peso to 1 U.S. dollar.

In December 2001, restrictions were placed on certain transactions, and currency exchange activity was effectively halted. On January 11, 2002, currency exchange activity resumed, and the floating exchange rate ranged from 1.6 to 1.7 pesos to 1 U.S. dollar. The Company, in accordance with U.S. GAAP, used the rate of 1.7 pesos to 1 U.S. dollar for purposes of translating Argentine peso financial statements as of December 31, 2001 and deferred the translation loss in other comprehensive income. As of February, 2002, the rate was 2.0 pesos to 1 U.S. dollar.

FINANCIAL GLOSSARY

AMERICAN DEPOSITORY RECEIPT (ADR)

Physical certificate evidencing ownership in one or several American Depositary Shares (ADS). The terms ADS and ADR are often used interchangeably. Fresenius Medical Care's ordinary and preference shares are listed on the New York Stock Exchange (NYSE) in the form of ADRs.

AMERICAN DEPOSITORY SHARE (ADS)

Share certificate traded at the New York Stock Exchange, representing (parts of) shares of a foreign company.

EBIT

Earnings before interest and taxes - corresponding to operating income.

EBITDA

Earnings before interest, taxes, depreciation and amortization - corresponding to cash flow before taxes.

FREE CASH FLOW

Net cash provided by operating activities less net capital expenditures (purchases of property, plant and equipment, less proceeds from sale of property, plant and equipment).

GROSS DOMESTIC PRODUCT (GDP)

Total final value of goods and services produced in a national economy over a particular period of time, usually one year.

MARKET CAPITALIZATION

Number of shares multiplied by the market share price.

NET OPERATING PROFIT ADJUSTED FOR TAXES (NOPAT)

Earnings before interest and taxes (EBIT) plus goodwill amortization less taxes.

NO-PAR SHARE

Stock issued with no-par or nominal value.

OPERATING MARGIN

Earnings before interest and taxes (EBIT) divided by revenues.

ORDINARY AND PREFERENCE SHARES

The capital stock of the company consists of ordinary and preference shares. Both are bearer shares. Preference shares are non-voting, but are entitled to a dividend that exceeds that for the ordinary shares, and the distribution of the minimum dividend on the preference shares has precedence over the distribution of a dividend on the ordinary shares.

RETURN ON OPERATING ASSETS (ROOA)

EBIT divided by average operating assets. Operating assets consists of cash and cash equivalents, accounts receivable (including those due from related parties), inventories, prepaid expenses and other current assets, non-current assets, less non-current deferred tax assets and accounts payable (including those due to related parties).

RETURN ON INVESTED CAPITAL (ROIC)

NOPAT divided by average invested capital. Invested capital consists of current and non-current assets plus accumulated goodwill amortization less cash and cash equivalents, deferred tax assets, accounts payable (including those due to related parties), accrued expenses and current liabilities and income tax payable.

SECURITIES AND EXCHANGE COMMISSION (SEC)

A federal agency that regulates the U.S. financial markets

U.S. GAAP

United States Generally Accepted Accounting Principles.

WORKING CAPITAL

Current assets minus current liabilities (excluding current debt).

REPORT OF THE SUPERVISORY BOARD

The Management Board informed the Supervisory Board regularly both in writing and orally about the progress of the business activities, the situation of the company and important business transactions. On the basis of written and oral reports of the Management Board, the Supervisory Board held a total of 6 meetings, in some cases consulting members of the administration who were not present in person via video and telephone conferences, and adopted several resolutions by way of circular written procedure. In particular, transactions requiring approval were reviewed by the Supervisory Board and discussed with the Management Board. The main issues were, apart from acquisitions, the financing of the group and of individual companies of the group and of the new international stock options scheme. In addition, the Supervisory Board received reports on the negotiations on the settlement of claims of private health insurers as a result of the agreement for the settlement of the investigations of the Office of the Inspector General, which affected certain business practices of National Medical Care, Inc. acquired in 1996, and its subsidiaries. In addition, the Supervisory Board discussed the development of the operational business, both in the USA and internationally, with the Management Board in detail, including the introduction of single-use dialysers in the USA. As in previous years, the financial development of the acquisitions made in the preceding years and the profitability of the different national subsidiaries were discussed.

The Supervisory Board did not establish any committee during the reporting period.

The Supervisory Board examined the financial statements, the management report and the proposal for the appropriation of the net profit for the year, in each case for the 2001 financial year. A representative of the auditor was present when the Supervisory Board dealt with these documents. Since the financial statements of the company are part of the consolidated financial statements of Fresenius Aktiengesellschaft, Bad Homburg v.d.H., and the latter are deemed to be exempting consolidated financial statements pursuant to Section 291 HGB [German Commercial Code], the company was not obligated to prepare (partially) consolidated financial statements in accordance with the provisions of German commercial law. The accounting, the financial statements and the management report of Fresenius Medical Care AG for the 2001 financial year were audited by KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirschaftsprüfungsgesellschaft, Frankfurt am Main, elected as auditors by resolution of the shareholders' meeting of 23 May 2001, and commissioned by the Supervisory Board; they bear the unqualified audit certificate. The auditor's reports were submitted to the Supervisory Board. The Supervisory Board noted the auditor's findings with approval. No objections are to be made to the financial statements of Fresenius Medical Care AG, even according to the final result of the review by the Supervisory Board itself.

In its meeting of April 8, 2002, the Supervisory Board approved the financial statements of Fresenius Medical Care AG for the 2001 financial year as submitted by the Management Board, which thereby became final.

In accordance with Section 312 AktG (German Stock Corporation Act), the Management Board prepared a report for the 2001 financial year on the relations with affiliated companies. The report contains the Management Board's final statement that Fresenius Medical Care AG in the transactions mentioned in the report has received adequate consideration under the circumstances known to the Management Board at the time when such transactions were carried out and that no other measures within the meaning of Section 312 AktG were taken or omitted.

The Supervisory Board has reviewed this report and concurs with the auditor who added the following audit certificate to the report:

"Following our proper review and judgement, we confirm that (1) the factual statements made in the report are correct, that (2) with respect to the transactions mentioned in the report, the consideration made by the company was not disproportionate or that any disadvantages have been offset and that (3) regarding the measures reported, no major objections are to be raised to the Management Board's judgement."

According to the final result of the review by the Supervisory Board, no objections are to be raised to the Management Board's final statement as contained in the subordinate status report.

The Supervisory Board thanks the Management Board and all the employees for their efforts and achievements in 2001.

Bad Homburg v.d.H., April 8, 2002

The Supervisory Board

Dr. Gerd Krick
Chairman



SUPERVISORY BOARD AND MANAGEMENT BOARD

SUPERVISORY BOARD

DR. GERD KRICK

Chairman
Chief Executive Officer of Fresenius AG
Bad Homburg v. d. H. (Germany)

Corporate Offices

Supervisory Board

- Fresenius Kabi AG (Chairman)
- Fresenius Kabi Austria GmbH
- Vamed AG (Chairman)

Other Mandates

- Vereinte Krankenversicherung AG (Supervisory Board)
- HDI Haftpflichtverband der deutschen Industrie V. a. G. (Advisory Board)
- Dresdner Bank Luxembourg S.A. (Administrative Board)
- Adelphi Capital Europe Fund, Grand Cayman (Board of Directors)
- Donau Universität Krems (Board of Trustees)

STEPHEN M. PECK

Partner, Torrey Funds LLC.
New York (USA)

Other Mandates

Supervisory Board

- Advance Auto Parts, Inc.
- Banyan Strategic Realty Trust
- Boston Life Sciences, Inc.
- Canarc Resource, Inc.
- OFFIT Investment Funds

Advisory Board

- Brown Simpson Asset Management

Board of Trustees

- Mount Sinai Medical Center (Chairman)
- Mount Sinai Hospital (Chairman)
- Mount Sinai School of Medicine (Chairman)
- Mount Sinai/NYU Health
- Jewish Theological Seminary

DR. DIETER SCHENK

Vice Chairman
Attorney and Tax Advisor
Munich (Germany)

Other Mandates

Supervisory Board

- Deutsche BA Luftfahrtgesellschaft mbH
- Fresenius AG
- Gabor Shoes AG
- Greiffenberger AG (Vice-Chairman)
- TOPTICA Photonics AG (Vice-Chairman)

DR. BERND FAHRHOLZ

Chief Executive Officer of Dresdner Bank AG
Frankfurt a. M. (Germany)

Other Mandates

Supervisory Board

- BMW AG
- BNP-Paribas S.A.
- Heidelberger Zement AG
- Reuschel & Co. until December 31, 2001
- Dresdner Kleinwort Benson North America, Inc.

- Advance Holding AG
- Banco General de Negocios S.A.

WALTER L. WEISMAN

Former Chairman of the Board and Chief Executive Officer of American Medical International, Inc.
Los Angeles (USA)

Other Mandates

Management Board

- Community Care Health Network, Inc.

Board of Trustees

- California Institute of Technology (Vice-Chairman)
- Los Angeles County Museum of Art (Chairman)
- Sundance Institute (Chairman)
- Public Broadcasting Service
- Samuel H. Kress Foundation

DR. THEO SPETTMANN

Spokesman of the Management Board of Südzucker AG
Mannheim (Germany)

Other Mandates

Supervisory Board

- Berentzen-Group AG (Chairman)
- Gerling Industrie Service AG
- Karlsruher Versicherungen AG
- VK Mühlen AG until July 18, 2001
- Schöller Holding GmbH & Co. KG
- Saint Louis Sucre S.A. (Chairman)

MANAGEMENT BOARD

DR. BEN LIPPS

Chairman and Chief Executive Officer for North America
Boston, Massachusetts (USA)

DR. EMANUELE GATTI

Chief Executive Officer for Europe, Latin America, Middle East and Africa
Bad Homburg v.d.H. (Germany)

Corporate Offices

Supervisory Board

- Fresenius Medical Care France S.A. (Vice-Chairman)
- Centre d'Hémodialyse du Languedoc Mediterranéen S.A.S.
- Centre Néphrologique d'Occitanie S.A.S.
- NephroCare France S.A.
- Fresenius Medical Care Magyárorzag Egézségügyi Kft.
- Fresenius Medical Care Dializis Center Egézségügyi Kft.

ROBERTO FUSTÉ

Chief Executive Officer for Asia-Pacific
Hong Kong (China)

DR. ULF M. SCHNEIDER

Chief Financial Officer since November 01, 2001
Bad Homburg v.d.H. (Germany)

GLOSSARY

PRODUCTS AND SERVICES OF FRESENIUS MEDICAL CARE

A.N.D.Y.®·disc
New clamping system for the A.N.D.Y. PLUS®, which guarantees more safety and provides a user-friendly handling for patients and physicians.

A.N.D.Y. PLUS®
Disposable CAPD system: a-non-disconnect-Y-double bag peritoneal dialysis system.

Bicarbonate concentrate
Basic concentrate for bicarbonate hemodialysis.

BioAdequacy™
Approach designed to give dialysis patients the best possible care on the basis of biocompatible products and procedures. BioAdequacy™ aims to increase the life expectancy and improve the quality of life of patients with kidney failure.

Biofine®
Polyolefine material developed by Fresenius Medical Care, used to produce foils, tubings and other components.

Blood Temperature Monitor™ (BTM™)
Module for the hemodialysis machines to measure the blood temperature and to actively control e. g. the body temperature of the dialysis patient.

Blood Volume Monitor™ (BVM™)
Module for the hemodialysis machines to measure the relative blood volume and actively control fluid removal from the patient in order to reduce severe complications during dialysis treatment.

DiaSafe™
Filter for the purification of dialysis fluid during hemodialysis to obtain ultrapure dialysis fluid.

Freedom™ Cycler PD+
Automated cycling machine used to provide peritoneal dialysis therapy; can be used with the IQcard™.

Fresenius Polysulfone® dialyzer
Dialyzer containing the unique Fresenius Polysulfone® membrane.

FX-class
A new class of dialyzers with increased performance and outstanding biocompatibility. Helixone capillaries, with their special three-dimensional microwave structure, are built in high capillary density into a specifically designed housing, which e.g. leads to an optimized flow distribution within the dialyzer.

GENIUS®
Innovative hemodialysis system based on a single pass batch system. The dialysate is prepared as one batch individually for each treatment.

Helixone®
An advanced high-flux dialyzer membrane for the FX-class dialyzers, which has been developed on the basis of the Fresenius Polysulfone® membrane. Helixone has an optimized pore size distribution which enables the removal of larger uremic toxins.

IQcard™
IQcard™ is used with the Fresenius Freedom™ Cycler PD+ to monitor every minute of automated peritoneal dialysis therapy. Provides integrated data for patient evaluation and research models.

Laboratory Information Access (Lia®)
The most advanced ESRD laboratory data management system in the dialysis industry, applying computer technology to the delivery and analysis of laboratory results.

MultiFiltrate
Multifunctional accute dialysis machine used for therapy modalities in intensive care environment as well as intermittent short-time dialysis (HF).

Nano Controlled Spinning Technology (NCS®)
Special technology used for the production of the helixone membrane.

On-line Clearance (OLC)/On-line Clearance Monitor (OCM)
Optional component of a hemodialysis machine to measure online the effective in vivo dialyzer clearance for quality assurance purposes.

ONLINE*plus*™ system
A newly introduced system for our 4008 series hemodialysis machines to perform online hemodiafiltration and online hemofiltration. Infusion fluid is prepared from dialysate by filtration in a convenient and cost-effective way.

Premier™ Plus Double Bag
System of CAPD in which the solution bag and the tubing are pre-attached, resulting in fewer connections and easier interface for the patient.

Prometheus®
Novel extracorporeal blood purification system, used for patients with liver disease to support the liver in its detoxification function.

Safe-Lock®
Disposable freedom set connectology for peritoneal dialysis. Reduces the potential for touch contamination by use of a recessed, sterile fluid pathaway.

sleep·safe™
New automated peritoneal dialysis system offering the full range of peritoneal dialysis options and a maximum of safety and comfort for the patient, physician and nurse.

Snap®
Provides a safe, simple method of disconnection without the use of sealing caps or scissors for peritoneal dialysis.

stay·safe®
Polyolefine based peritoneal dialysis system which is user friendly due to a sophisticated connectology, biocompatible, safe and environmentally-friendly.

stay·safe®balance

Lactate-buffered peritoneal dialysis solution in a two-compartment bag which is offered in the stay·safe® system. After mixing of the two compartments, the ready-to-use solution has a physiological pH and a highly reduced amount of glucose degradation products.

HEALTHCARE AND DIALYSIS RELATED TERMS

Albumin

A measure of the level of proteins in the blood, used to monitor the level of nutrition.

Anemia

Reduced oxygen transport capacity of the blood, measured as reduced content of hemoglobin in the blood.

Apherese

Process of obtaining blood from a donor or patient by which certain components (thrombocytes, plasma) are seperated or removed and then the remainder is re-infused.

Arterio-venous (AV) fistula

Direct, surgically created communication between an artery and a vein of the patient. This communication forms a large blood vessel to continuously supply an increased blood flow for performing hemodialysis.

Automated Peritoneal Dialysis (APD)

Machine (cycler)-supported version of peritoneal dialysis treatment usually performed during the night.

Biocompatibility

Ability of a material, device, or system to perform without an undesired clinically significant host response.

Bioimpedance

Procedure, that allows conclusions on the water content of the body. Alternating voltage electrodes measure the relationship between electrical alternating current and the electrical alternating voltage, which flows through this body.

Bloodlines

System of tubes connecting the patient's blood circulation with the device (e.g. dialyzer) during extracorporeal dialysis treatment procedures.

CE certification

Mark which signifies compliance with the directives of the European Union for medical devices.

Clearance

A quantitative parameter to describe dialyzer performance in terms of uremic toxin removal.

Composite rate

Medicare reimbursement rate for dialysis treatment.

Continuous Ambulatory Peritoneal Dialysis (CAPD)

A treatment method of peritoneal dialysis. The peritoneal dialysis solution is exchanged manually, generally four times per day.

Dialysate

Fluid used in the process of dialysis.

Dialysis

Form of renal replacement therapy, where a semipermeable membrane - in peritoneal dialysis the peritoneum of the patient, in hemodialysis the membrane of the dialyzer - is used for the selective solute removal.

Dialyzer

Special filter used in hemodialysis for removing toxic substances and excess water from the blood. It is sometimes referred to as the 'artificial kidney'.

Disease State Management (DSM)

Holistic concept of patient care taking into account all medical aspects in connection with an illness.

Dry Weight

Targeted, optimal body weight of the patient at the end of a dialysis.

End-Stage Renal Disease (ESRD)

Terminal kidney failure accompanied by long-term complications such as renal anemia, hypertension and other cardiovascular problems, bone disease, loss of appetite and malnutrition (see also Kidney failure, chronic).

Erythropoietin (EPO)

Protein that stimulates red blood cell production. Recombinant human EPO is commonly prescribed to patients on dialysis who suffer from anemia.

FDA

U.S. Food and Drug Administration.

Health Maintenance Organization (HMO)

Special form of private health insurance in the U.S. where the insured persons are members, and the treatments are provided by contracted physicians (or member physicians) of the organization.

Hemodialysis (HD)


Anticoagulant
Blood Pump
Arterial Pressure
From the Patient
Dialysis Fluid Pump
Dialyzer
Outlet
Water
Balancing Chamber
Venous Pressure
Ultrasonic Air Detector
Heater
Concentrate Pump
Bloodlines
To the Patient
Concentrate

Treatment mode for ESRD where the blood of the patient flows outside the body through disposable bloodlines into a special filter, the dialyzer. Dialysis solution carries away waste products and excess water, and the cleaned blood is returned to the patient. The process is controlled by a hemodialysis machine, which pumps blood, adds anticoagulants, regulates the purification process and controls the mixing of the dialysis solution and its flow rate through the system. A patient typically receives three treatments per week, lasting from three to six hours each.

Hemodiafiltration (HDF)

Special mode of ESRD treatment, combining advantages of hemodialysis and hemofiltration, i.e. high elimination rates for small and large molecular weight substances via diffusive and convective mechanisms, respectively.

Hemofiltration (HF)

ESRD treatment mode, where no dialysate is used. The solutes are removed following convective forces by filtering plasma water through a semi-permeable membrane. The volume removed by filtering is balanced by substitution fluid.

High-flux dialyzers

Dialyzers containing highly permeable membranes allowing the effective removal of water and large uremic toxins such as β_2-microglobulin.

Hypervolaemie

Increased blood volume.

Incidence

The incidence rate is the number of patients who are newly diagnosed with a specific disease during a certain time interval.

ISO

International Organization for Standardization.

510 (K)

Pre-market regulatory submission made to the U.S. FDA in order to gain the ability to market specific devices.

Kidney failure, acute

Acute loss of renal function. There is a good chance for the recovery of renal function if the cause of acute kidney failure can be eliminated. Depending on the severity of renal function loss, intermittent or continuous dialysis treatment may be necessary.

Kidney failure, chronic

Chronic loss of renal function, also referred to as end-stage renal disease. The recovery of renal function is not possible, thus the patient has to be treated with renal replacement therapy, i.e. kidney transplantation or dialysis.

Medicare/Medicaid

A program under the federal U.S. Social Security Administration that reimburses health plans and providers for medical care given to qualifying individuals over 65, those with ESRD and the disabled/individuals in need.

Peritonealdialysis (PD)


Solution Bag
Peritoneum
PD-System
Catheter
Connector
Drainage Bag
Peritoneal Dialysis Solution

Dialysis treatment method using the patients' peritoneum, the tissue which covers the inner surface of the abdominal cavity and the abdominal organs, as the dialyzing membrane for the purification of the blood. A sterile dialysis solution is introduced and removed through a surgically implanted catheter into and from the abdominal cavity of the patient to absorb toxins and excess water. Most treatments are selfadministered by the patients in their homes or workplaces several times a day or during the night supported by a machine, the cycler.

Polyolefines

Polymer materials, containing only carbon and hydrogen.

Polysulfone (Psu)

A polymer from which dialyzer membranes are produced. It is characterized by an extreme thermal stability, chemical resistance and blood compatibility.

Prevalence

The prevalence rate is the number of all patients who have a specific disease during a certain time interval.

Ultrafiltration rate

Rate of fluid removal from the patient's blood circulation. This rate has to be chosen carefully. If the rate is too high, the cardiovascular stability of the patient is put at risk; if it is too low, the excess water cannot be removed from the patient.

Vascular access

Mode of connecting the patient's blood circulation to the dialyzer. The vascular access must allow sufficient blood flows and connections as often as necessary, normally three times weekly. An adequate vascular access is a prerequisite for hemodialysis. Compromised vascular access flow has been recognized as the single most sensitive indicator of pending access failure. The main cause of compromised access flow is blockage or stenosis at venous anastomosis.

Xenotransplants

Transplantation of tissues or organs between two different species.

REGIONAL ORGANIZATION

FRESENIUS MEDICAL CARE AG

EUROPE

Germany
% FMC Deutschland GmbH
Bad Homburg v.d.H.

% Fresenius Beteiligungsges. mbH
Oberursel/Taunus

Austria
FMC Austria Ges. mbH & Co.KG 100%
Vienna

Hungary
% FMC Magyárország Egészségügyi
Kft., Budapest

Italy
% FMC Italia S.p.A.
Palazzo Pignano/Cremona

Great Britain
% FMC (Holdings) Ltd., Sutton-in-Ashfield/Nottinghamshire

France
% FMC Groupe France S.A.
Sèvres

Turkey
% Fresenius Medikal Hitzmetler
A.S., Ankara

Portugal
% FMC Farmaceutica II Lda.
Porto

% NMC Centro Médico Nacional
Lda. Lisboa

Finland
100% FMC Suomi OY
Helsinki

Denmark
100% FMC Danmark A.S.
Hvidovre

Spain
100% FMC España S.A.
La Roca del Vallès

100% NMC of Spain S.A.
Madrid

Russia
100% ZAO Fresenius S.P.
Moscow

Belarus
22% Fresenius Borisov Dialysetechnik
J.V. Ltd., Borisov

Belgium
100% FMC Belgium N.V.
Antwerp

The Netherlands
100% FMC Nederlands B.V.
s'-Hertogenbosch

Czech Republic
100% FMC Ceská Republika spol.s.r.o.
Prague

Switzerland
100% FMC (Schweiz) AG
Stans

NORTH AMERICA

U.S.A.
100% Fresenius Medical Care Holdings Inc., New York

National Medical Care Inc. 100%
Lexington/Massachussetts

Fresenius USA Inc. 100%
Walnut Creek/California

LATIN AMERICA

Brazil
100% FMC Ltda.
Campinas/São Paulo

Colombia
100% FMC Colombia S.A.
Santa Fé de Bogotá

Venezuela
100% FMC de Venezuela C.A.
Caracas

Mexico
100% FMC de Mexico S.A. de C.V.
Guadalajara

Argentina
100% FMC Argentina S.A.
Buenos Aires

ASIA-PACIFIC

Japan
100% FMC Japan K.K.
Tokyo

70% Fresenius Kawasumi Co. Ltd.
Tokyo

South Korea
100% FMC Korea Ltd.
Seoul

Taiwan
100% FMC (Taiwan) Co., Ltd.
Taipei

Australia
100% FMC Australia Pty. Ltd.
Sydney

Singapore
100% FMC Singapore Pte. Ltd.
Singapore

Hong Kong
100% FMC Hong Kong Ltd.
Hong Kong

Production
Selling
Dialysis Care
Financing/Holding

'fied chart of Fresenius Medical Care's regional organization.
percentage represent direct and indirect shareholdings.

MAJOR SUBSIDIARIES

Name and location $ in millions, except employees		Ownership[1] in %	Revenue 2001[2]	Net income/ (loss) 2001[2]	Equity Dec. 31, 2001[2]	Employees (full-time equivlents) Dec. 31, 2001
Europe						
Germany	FMC Deutschland GmbH, Bad Homburg	100	625.3	0	112.4	2,291
Austria	FMC Austria GmbH & Co KG, Vienna	100	10.1	0.3	0.1	17
Hungary	FMC Magyárország Egészségügyi Kft. Budapest	100	13.4	2.4	14.7	31
Italy	FMC Italia S.p.A., Palazzo Pignano/ Cremona	100	55.6	-0,7	12	102
	SIS-TER S.p.A., Palazzo Pignano/Cremona	100	33.5	0.4	3	188
Great Britain	FMC (UK) Ltd., Sutton - in -Ashfield/ Nottinghamshire	100	45.9	5.1	15	149
France	FMC France S.A., Sèvres	100	50.5	3	12.5	95
	SMAD S.A., L'Arbresle	100	45.0	2.9	13.3	308
Turkey	Fresenius Medikal Hitzmetler A.S., Ankara	100	15.2	0.2	1.3	76
Portugal	FMC Portugal Lda., Porto	100	23.0	0.4	0.6	43
	NMC Centro Medico Nacional, Lda., Lisbon	100	41.0	2.5	-3	458
Finland	FMC Suomi OY, Helsinki	100	5.6	1	2.3	13
Denmark	FMC Danmark A.S., Kopenhagen	100	5.1	0.5	1.2	13
Spain	FMC España S.A., La Roca del Vallés	100	45.7	1.8	8.8	149
	NMC of Spain S.A., Madrid	100	46.0	-1.2	58.5	699
Russia	ZAO Fresenius S.P., Moscow	100	17.3	1.7	2.2	70
The Netherlands	FMC Nederland B.V., s'-Hertogenbosch	100	12.2	0.7	4.7	24
Belgium	FMC Belgium N.V., Antwerp	100	16.6	1.2	6.3	49
Czech Republic	FMC Ceska Republika spol. s.r.o., Prague	100	10.1	0.7	2.5	28
Switzerland	FMC Schweiz AG, Stans	100	17.0	3.2	4.8	37

[1] *Direct and indirect interest*

[2] *These figures comply with the financial statements prepared in accordance with the specific generally accepted accounting principles of each country and do not reflect the amounts included in the Consolidated Financial Statements. Shareholders`equity and earnings are translated at the year-end current rate, and sales are translated at the average rate of the year*

[3] *These figures represent the Consolidated Financial Statements published in the Form 10-K*

Name and location $ in millions, except employees		Ownership[1] in %	Revenue 2001[2]	Net income/ (loss) 2001[2]	Equity Dec. 31, 2001[2]	Employees (full-time equivlents) Dec. 31, 2001
North America						
USA	FMC Holdings Inc.[3]	100	3,609.6	-79.3	1,597.8	26,351
Latin America						
Brazil	FMC do Brazil Ltda., Campinas/ São Paulo	100	28.4	-2.4	23.8	150
Colombia	FMC Colombia S.A., Santa Fé de Bogota	100	39.3	0.3	28.1	628
Venezuela	FMC de Venezuela C.A., Caracas	100	9.6	0.9	8.3	308
Argentina	FMC Argentina S.A., Buenos Aires	100	83.3	-14.7	6.2	767
	RTC Argentina, Buenos Aires	100	66.5	3.1	59.2	767
Mexico	FMC de Mexico S.A. de C.V., Mexico	100	12.9	1.1	14.8	106
Asia-Pacific						
Japan	FMC Japan K.K., Tokyo	100	15.4	1.7	1.1	460
	Fresenius-Kawasumi Co. Ltd., Tokyo	70	75.6	4.5	10.5	131
Korea	FMC Korea Ltd., Seoul	100	30.5	2	20.9	83
Taiwan	FMC Taiwan Co. Ltd., Taipei	100	4.7	-0.7	-1.7	32
Australia	FMC Australia Pty. Ltd., Sydney	100	19.5	0.7	5.5	87
Singapore	FMC Singapore Pte. Ltd., Singapore	100	5.8	0.8	2.4	47
Hong Kong	FMC Hong Kong Ltd., Hong Kong	100	15.7	0.5	4.4	41

[1] *Direct and indirect interest*

[2] *These figures comply with the financial statements prepared in accordance with the specific generally accepted accounting principles of each country and do not reflect the amounts included in the Consolidated Financial Statements. Shareholders`equity and earnings are translated at the year-end current rate, and sales are translated at the average rate of the year*

[3] *These figures represent the Consolidated Financial Statements published in the Form 10-K*

5-YEAR SUMMARY

$ in thousands, except share data	2001	2000	1999	1998	1997
Statements of Earnings					
Net revenue	4,859,318	4,201,338	3,840,429	3,505,676	2,974,369
Cost of revenue	3,220,198	2,734,593	2,463,155	2,242,938	1,886,486
Gross profit	1,639,120	1,466,745	1,377,274	1,262,738	1,087,883
Selling, general and administrative expenses	966,044	813,997	784,572	742,610	674,811
Research and development expenses	35,700	31,935	32,488	31,150	22,136
Special charge	258,159	-	601,000	-	-
Operating income (loss)	379,217	620,813	(40,786)	488,978	390,936
Interest expenses, net	222,929	216,105	218,124	219,541	183,548
Income (loss) from continuing operations before income taxes, minority interests and cumulative effect of accounting change	156,288	404,708	(258,910)	269,437	207,388
Income tax expense (benefit), net	91,202	189,772	(12,744)	135,366	101,472
Income (loss) from continuing operations before cumulative effect of accounting change	63,354	212,075	(248,544)	131,617	103,945
Loss from discontinued operations and cumulative effect of accounting change	-	-	-	(112,486)	(13,783)
Net income (loss)	**63,354**	**212,075**	**(248,544)**	**19,131**	**90,162**
Income (loss) from continuing operations before cumulative effect of accounting change					
per ordinary share	0.65	2.37	(3.15)	1.62	1.34
per preference share	0.70	2.43	(3.15)	1.78	1.39
Income (loss) per ordinary share	0.65	2.37	(3.15)	0.20	1.16
Income (loss) per preference share	0.70	2.43	(3.15)	0.36	1.21
Personnel expenses	1,262,565	1,058,642	956,609	865,156	719,086
Depreciation	147,945	130,278	131,623	130,628	120,540
Amortization	175.558	162,576	152,585	148,356	129,848
thereof amortization of goodwill	94,732	84,983	80,807	79,665	64,703
Earnings before interest and taxes, depreciation and amortization (EBITDA)	702,720	913,667	243,422	767,961	641,324
EBITDA before special charge and related expenses[1]	967,564	913,667	844,422	767,961	641,324
EBIT before special charge and related expenses[1]	644,061	620,813	560,214	488,978	390,936
Net income before special charge and related expenses[1]	244,524	212,075	170,456	19,131	90,162
Earnings per share before special charge and related expenses[1]	2.53	2.37	2.15	0.20	1.16
Balance Sheet					
Current assets	1,779,129	1,581,411	1,541,209	1,424,094	1,418,908
Non-current assets	4,736,881	4,397,542	4,211,174	4,255,325	4,122,125
Total assets	**6,516,010**	**5,978,953**	**5,752,383**	**5,679,419**	**5,541,033**
Short-term debt	273,375	579,076	573,867	214,758	169,771
Other current liabilities	1,103,848	811,376	1,196,325	760,872	700,257
Current liabilities	1,377,223	1,390,452	1,770,192	975,630	870,028
Long-term debt	2,164,537	1,610,559	1,617,879	2,069,984	2,000,991
Other non-current liabilities	357,506	299,192	361,995	276,839	224,049
Non-current liabilities	2,522,043	1,909,751	1,979,874	2,346,823	2,225,040
Total liabilities	3,899,266	3,300,203	3,750,066	3,322,453	3,095,068
Shareholders' equity	2,616,744	2,678,750	2,002,317	2,356,966	2,445,965
Total liabilities and shareholders' equity	**6,516,010**	**5,978,953**	**5,752,383**	**5,679,419**	**5,541,033**
Total debt incl. accounts receivable securitization program	2,883,609	2,639,009	2,529,945	2,590,342	2,370,762
Working capital[2]	897,093	770,035	731,544	663,222	718,651

[1] *Special charge includes in 2001 special charge for 1996 merger-related legal matters of $ 258 million ($ 177 million, net of taxes) and related prior quarter expenses of $ 7 million ($ 4 million, net of taxes) and in 1999 special charge for 1999 settlement of $ 601 million ($ 419 million, net of taxes)*

[2] *Current assets less current liabilities (excluding current debt)*

	2001	2000	1999	1998	1997
ng					
Poor's					
ate credit rating	BB	BB	BB	BB	BB
nated debt	B+	B+	B+	B+	B+
ate credit rating	Ba1	Ba1	Ba1	Ba1	Ba1
nated debt	Ba2	Ba3	Ba3	Ba3	Ba3
($ in thousands)					
ovided by operating activities[3]	424,248	391,266	354,757	268,257	215,888
enditure, net	(251,030)	(207,313)	(153,146)	(132,516)	(208,079)
ow	173,218	183,953	201,611	135,741	7,809
s and investments, net of cash acquired	(216,711)	(274,530)	(101,326)	(222,935)	(424,599)
are price Frankfurt (€)					
y shares	69.50	87.00	84.90	60.08	61.10
ce shares	51.80	50.50	41.30	39.63	49.59
)S share price New York ($)					
y shares	20.10	27.00	28.38	23.50	21.75
ce shares	14.60	15.80	14.00	16.13	18.00
nber of ordinary shares	70,000,000	70,000,000	70,000,000	70,000,000	70,000,000
nber of preference shares	26,035,330	19,002,118	9,023,341	9,023,341	6,506,917
nd amount (€ in thousands)	83,321	76,435	55,068	46,911	40,855
d per ordinary share (€)	0.85	0.78	0.69	0.59	0.51
d per preference share (€)	0.91	0.84	0.75	0.64	0.56
(full-time equivalents), Dec. 31	37,331	33,316	29,318	27,423	n.a.
l ratios					
ontinued operations, cumulative effect of accounting change, ge and related expenses[1] (in %)					
rgin	19.9	21.7	22.0	21.9	21.6
1	13.3	14.8	14.6	13.9	13.1
	6.8	10.2	32.7	20.9	163.0
enue growth (currency-adjusted)	8.8	8.0	9.6	11.4	n.a.
nvested capital (ROIC)	7.8	7.9	7.6	6.8	5.9
perating assets (ROOA)	11.2	11.6	10.7	9.4	7.9
quity before taxes	16.1	15.1	17.1	11.4	8.5
quity after taxes	9.3	7.9	8.5	5.6	4.2
eturn on invested capital (CFROIC)	15.4	15.9	15.6	14.8	13.9
io (total debt/ EBITDA)[4]	3.0	2.9	3.0	3.3	3.6
otal debt - cash)/equity]	1.1	1.0	1.2	1.1	1.0
erest expenses	4.3	4.2	3.9	3.5	3.5
operating activities in percent of sales	8.7	9.3	9.2	7.6	7.3
(equity/total assets)	40.2	44.8	34.8	41.5	44.1
e Data					
(millions)	15.2	12.9	11.4	10.5	9.1
ated	105,830	91,900	80,000	74,200	68,000
clinics	1,400	1,270	1,090	1,000	908

rge includes in 2001 special charge for 1996 merger-related legal matters of $ 258 million ($ 177 million, net of taxes) and related prior quarter expenses
on ($ 4 million, net of taxes) and in 1999 special charge for 1999 settlement of $ 601 million ($ 419 million, net of taxes)
ets less current liabilities (excluding current debt)
uing operations
of non-cash charges of 2.5 million per quarter

INDEX

CONTACTS

FRESENIUS MEDICAL CARE AG
D - 61346 Bad Homburg v.d.H.
Tel. +49 6172 609 0
http://www.fmc-ag.com

INVESTOR RELATIONS
Oliver Maier
Tel. +49 6172 609 25 25
Fax +49 6172 609 23 01
e-mail: ir-fms@fmc-ag.com

NORTH AMERICA
INVESTOR RELATIONS
Heinz Schmidt
Tel. +1 781 402 45 18
Fax +1 781 402 97 41
e-mail: ir-fmcna@fmc-ag.com

PUBLIC RELATIONS
Oliver Heieck
Tel. +49 6172 609 21 01
Fax +49 6172 609 22 94
e-mail: pr-fms@fmc-ag.de

TRANSFER AGENT
J.P. Morgan Chase Bank
P.O. Box 842006
Boston, MA 02284-2006
USA
Tel. (800) 428 42 37 (toll-free number in the U.S.)
Tel. +1 781 575 43 28

CALENDAR 2002

Report on First Quarter 2002	
Analysts' Meeting, New York	**April 30, 2002**
Annual General Meeting	
Frankfurt (Germany)	**May 22, 2002**
Payment of Dividend	**May 23, 2002**
Report on Second Quarter 2002	
Analysts' Meeting, Bad Homburg	**July 30, 2002**
Analysts' Meeting, New York	**August 1, 2002**
Report on Third Quarter 2002	
Analysts' Meeting, Bad Homburg	**October 29, 2002**
Analysts' Meeting, New York	**October 31, 2002**

This annual report is also available in German and may be obtained from the Company upon request.

Dieser Geschäftsbericht liegt auch in deutscher Sprache vor.

Annual reports, interim reports and further information on the Company are also available on the Internet.
Fresenius Medical Care AG on-line: www.fmc-ag.com

For printed material please contact Investor Relations.

Published by
Fresenius Medical Care AG
Investor Relations

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